As filed with the Securities and Exchange Commission on August 18, 2006

Registration No: 333

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

COMMUNITY BANCORP

(exact name of registrant as specified in its charter)

Nevada	6021	01-0668846
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

400 South 4th Street, Suite 215

Las Vegas, Nevada 89101

(702) 878-0700

(Address, including zip code and telephone number, including area code, of registrant’s principal and executive offices)

Edward M. Jamison

Community Bancorp

Chairman, President and Chief Executive Officer

400 South 4th Street, Suite 215

Las Vegas, Nevada 89101

(702) 878-0700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

copies to:

John F. Stuart, Esq. Kenneth E. Moore, Esq. Reitner, Stuart & Moore 1319 Marsh Street San Luis Obispo, CA 93401	Stephen M. Klein, Esq. William E. Bartholdt, Esq. Graham & Dunn, PC Pier 70 2801 Alaskan Way ~ Suite 300 Seattle, WA 98121-1128

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered[1]	Proposed Maximum Offering Price Per Unit[2]	Proposed Maximum Aggregate Offering Price[2]	Amount of Registration Fee
Common Stock, $0.001 par value	3,144,820 shares	$46.00	$104,660,488	$11,199

1	Represents the maximum number of shares of Community Bancorp common stock, $0.001 par value per share, estimated to be issuable upon completion of the merger of Valley Bancorp with and into Community Bancorp, based on the average of the high and low price for Community Bancorp on August 16, 2006 ($33.28) and the number of shares of common stock, par value $0.73 per share, of Valley Bancorp outstanding on June 30, 2006, assuming the exercise of all outstanding options to purchase Valley Bancorp common stock prior to closing on a net exercise basis.
2	Estimated solely for the purposes of calculating the registration fee and computed pursuant to Rule 457(c) and 457(f)(1) of the Securities Act. The proposed maximum offering price is equal to the product of (a) $46.00, and (b) the maximum number of shares of Valley Bancorp common stock to be cancelled pursuant to the merger in exchange for Community Bancorp common stock (calculated as 2,275,228 which includes the number of shares of Valley Bancorp common stock outstanding (2,827,881) as of June 30, 2006 and assumes the exercise of all outstanding options to purchase Valley Bancorp common stock prior to closing on a net exercise basis (205,757)).

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

PROPOSED MERGER—YOUR VOTE IS VERY IMPORTANT

To the Stockholders of Community Bancorp and Valley Bancorp:

The boards of directors of Valley Bancorp (“Valley”) and Community Bancorp (“Community”) have approved the merger of Valley into Community and Valley Bank, the subsidiary of Valley, into Community Bank of Nevada, the subsidiary of Community.

In the proposed transaction, stockholders of Valley will have the election to receive shares of common stock of Community, cash or a combination in exchange for their shares of Valley stock, subject to certain proration provisions. Stockholders of Valley will receive either $46.00 in cash or $46.00 worth of Community common stock for each share of Valley common stock they own if the average closing price for Community’s stock for the twenty trading days ending three days prior to closing is valued between $28.26 and $34.54. If Community’s twenty-day average price is below $28.26 or above $34.54, the per share value to be received by Valley stockholders and the percentages of cash and stock will vary as more fully described in the Agreement to Merge and Plan of Reorganization. The actual number of shares of Community common stock you receive for each share of Valley common stock will be determined by dividing $46.00, or such adjusted per share amount, by the average closing price of Community common stock over the twenty trading days three trading days prior to the close of the merger. Our agreement provides that 75% of the total consideration paid in the transaction must be in Community common stock and 25% in cash, subject to adjustment if Community’s average closing price is higher or lower than $34.54 or 28.26, respectively.

We expect the transaction to be tax-free to Valley’s stockholders who receive only Community common stock. Cash paid in lieu of fractional shares and cash paid to those stockholders for their Valley stock will be taxable. Upon completion of the merger, we expect that the stockholders of Valley will own approximately 31% of the outstanding shares of Community.

Valley common stock is listed on the NASDAQ Global Market under the symbol “VLLY.” Community common stock is listed on the NASDAQ Global Market under the symbol “CBON.” On August [*], 2006, Valley common stock closed at $[*] per share and Community common stock closed at $[*] per share.

Both companies will hold a special stockholders’ meeting at which each company’s respective stockholders will be asked to approve the proposed merger, including the merger agreement. In addition, Community’s stockholders will be asked to approve an amendment to Community’s articles of incorporation increasing the number of authorized shares of common stock. Information about both special meetings is contained in this joint proxy statement—prospectus. In particular, see “ Risk Factors” beginning on page     . You are urged to read this document carefully and in its entirety.

Whether or not you plan to attend your company’s meeting, please vote as soon as possible to make sure that your shares are represented at your meeting. If you do not vote, it will have the same effect as voting against the merger.

Edward M. Jamison	Barry L. Hulin
Chairman, President and Chief Executive Officer	President and Chief Executive Officer
Community Bancorp	Valley Bancorp

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION OR BANK REGULATORY AGENCY HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE MERGER OR DETERMINED IF THIS JOINT PROXY STATEMENT-PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE MERGER ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF ANY BANK SUBSIDIARY OF COMMUNITY, AND THEY ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

This joint proxy statement—prospectus is dated             , 2006 and is first being mailed to stockholders on or about             , 2006.

Sources of Additional Information

This document incorporates important business and financial information about Community and Valley from documents that are not included in or delivered with this document. This information is available to you without charge upon your written or oral request. You can obtain documents related to Community and Valley that are incorporated by reference in this document, without charge, through the website of the Securities and Exchange Commission, or SEC, at http://www.sec.gov, through the respective companies’ website listed below, or by requesting them in writing or by telephone from the appropriate company.

Community Bancorp	Valley Bancorp
Attn: Investor Relations	Attn: Investor Relations
400 S. 4th Street, Suite 215	1300 S. Jones Blvd.
Las Vegas, Nevada 89101	Las Vegas, Nevada 89146
www.communitybanknv.com	www.valleybancorp.com
Phone: (702) 878-0700	Phone: (702) 821-4114

(All website addresses given in this document are for information only and are not intended to be an active link or to incorporate any website information into this document.)

Please note that copies of the documents provided to you will not include exhibits, unless the exhibits are specifically incorporated by reference into the documents or this document.

In order to receive timely delivery of requested documents in advance of your meeting, you should make your request no later than [*], 2006.

All information contained in this joint proxy statement-prospectus with respect to Community has been supplied by Community. All information contained in this joint proxy statement-prospectus with respect to Valley has been supplied by Valley.

You should rely only on the information provided or incorporated by reference in this joint proxy statement-prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this joint proxy statement-prospectus is accurate as of any date other than the date on the front of the document. This joint proxy statement—prospectus does not constitute an offer to sell or a solicitation of any offer to buy any securities, or the solicitation of a proxy in any jurisdiction in which, or to any person to whom, it is unlawful.

See “Where You Can Find More Information” beginning on page [*].

400 S. 4th Street, Suite 215

Las Vegas, Nevada 89101

Notice of Special Meeting of Community Bancorp

•	Date: [*]

•	Time: [*]

•	Place: [*]

To Community Bancorp Stockholders:

We are pleased to notify you of, and invite you to, a special meeting of stockholders.

At the meeting you will be asked to vote on the following matters:

•	Proposal to approve the merger pursuant to which Valley Bancorp will be merged into Community Bancorp, under the terms of the Agreement to Merge and Plan of Reorganization dated as of June 28, 2006, by and among Community Bancorp and Valley Bancorp.

•	Proposal to approve an amendment to the Articles of Incorporation increasing the authorized number of shares of common stock from 10,000,000 to 30,000,000.

Only stockholders of record at the close of business on [*], 2006 may vote at the meeting.

Pursuant to Nevada law, Community Bancorp stockholders are not entitled to dissenter’s rights. Further discussion of such law is contained in the attached joint proxy statement—prospectus under the caption “The Merger—Dissenters’ Rights.”

Your vote is important. Please complete, sign, date and return your proxy card in the enclosed envelope, whether or not you plan to attend the meeting.

If you would like to attend the Community Bancorp special meeting and your shares are held by a broker, bank or other nominee, you must bring to the meeting a recent brokerage statement or a letter from the nominee confirming your beneficial ownership of the shares. You must also bring a form of personal identification. In order to vote your shares at the Community Bancorp special meeting, you must obtain from the nominee a proxy issued in your name.

By order of the Board of Directors

Cathy Robinson, Secretary

                            , 2006

1300 S. Jones Blvd.

Las Vegas, Nevada 89146

Notice of Special Meeting of Valley Bancorp

•	Date: [*]

•	Time: [*]

•	Place: [*]

To Valley Bancorp Stockholders:

We are pleased to notify you of, and invite you to, a special meeting of stockholders.

At the meeting you will be asked to vote on the following matters:

•	Proposal to approve the merger pursuant to which Valley Bancorp will be merged into Community Bancorp, under the terms of the Agreement to Merge and Plan of Reorganization dated as of June 28, 2006, by and among Community Bancorp and Valley Bancorp.

Only stockholders of record at the close of business on [*], 2006 may vote at the meeting.

Pursuant to Nevada law, Valley Bancorp stockholders are not entitled to dissenter’s rights. Further discussion of such law is contained in the attached joint proxy statement—prospectus under the caption “The Merger—Dissenters’ Rights.”

Your vote is important. Please complete, sign, date and return your proxy card in the enclosed envelope, whether or not you plan to attend the meeting.

If you would like to attend the Valley Bancorp special meeting and your shares are held by a broker, bank or other nominee, you must bring to the meeting a recent brokerage statement or a letter from the nominee confirming your beneficial ownership of the shares. You must also bring a form of personal identification. In order to vote your shares at the Valley Bancorp special meeting, you must obtain from the nominee a proxy issued in your name.

By order of the Board of Directors

Dick Holtzclaw, Secretary

                    , 2006

i

QUESTIONS AND ANSWERS ABOUT VOTING

Q:	Why have you sent me this document?

A:	This document is being delivered to you because it is serving as both a joint proxy statement for Valley Bancorp (“Valley”) and Community Bancorp (“Community”) and a prospectus of Community. It is a joint proxy statement because it is being used by both the Valley and Community boards of directors to solicit the proxies of their respective stockholders. It is a prospectus because Community is offering shares of its common stock in exchange for shares of Valley in the merger described below.

This joint proxy statement—prospectus contains important information regarding the proposed merger, as well as information about Community and Valley. It also contains important information about what each board of directors and management considered when evaluating this proposed merger. Valley and Community both urge you to read this joint proxy statement—prospectus carefully, including its appendices.

Q:	What is happening in this merger?

A:	Valley is being merged with and into Community, and Valley Bank, the wholly-owned subsidiary of Valley, is being merged with and into Community Bank of Nevada, the wholly-owned subsidiary of Community. As a result of such mergers, Valley and Valley Bank will both cease to exist. Both mergers are governed by the Agreement to Merge and Plan of Reorganization dated June 28, 2006 (the “merger agreement”). A copy of the merger agreement is attached as Appendix A.

Q:	Why is the merger proposed?

A:	Valley and Community are proposing the merger because their respective boards of directors concluded that the merger is in the best interest of their respective stockholders. Valley believes that the merger affords a fair price, enhanced liquidity, and an opportunity for the combined companies to offer customers a broader array of services and products. Community believes the merger provides an opportunity to substantially increase the value of its franchise at a fair price to its stockholders.

Q:	What are the Valley stockholders being asked to approve?

A:	Valley stockholders are being asked to approve the merger and the merger agreement, which approval must be obtained before the merger can be closed.

Q:	What are the Community stockholders being asked to approve?

A:	Community stockholders are being asked to approve the merger and the merger agreement, which approval must be obtained before the merger can be closed. In addition, Community stockholders are being asked to approve an amendment to the company’s articles of incorporation increasing the number of authorized shares of common stock to 30,000,000 from the current 10,000,000 authorized.

Q:	What should I do now?

A:	Simply indicate your vote on your proxy card and then sign and mail your proxy card in the enclosed return envelope in time to be represented at your respective stockholder’s meeting. If you are a Valley stockholder do not send your Valley stock certificates in the envelope provided for returning your proxy card. The stock certificates should only be forwarded to the exchange agent with the letter of transmittal form which will be mailed to you separately.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Your broker will vote your shares for you only if you provide instructions on how to vote. You should instruct your broker how to vote your shares, following the directions your broker provides. If you fail to instruct your broker how to vote your shares, your broker may not vote your shares and the effect will be the same as a vote against the merger.

ii

Q:	What happens if I don’t vote?

A:	If you fail to respond, your shares will not be counted to help establish a quorum at your company’s special meeting. Not voting also has the same effect as voting against the merger.

Q:	Can I change my vote after I have mailed my signed proxy card?

A:	Yes. You may change your vote at any time before your proxy is voted at your company’s special meeting. If your shares are held in your name you may do this in one of three ways:

•	Send a written notice to the Secretary of your company stating that you are revoking your proxy.

•	Complete and submit a new proxy card bearing a later date.

•	Attend the special meeting and vote in person (but only if you tell the Secretary of your company before the voting begins that you want to cancel your proxy and vote in person). Simply attending the meeting, however, will not revoke your proxy.

If you choose either of the first two methods, you must submit your notice of revocation or your new proxy card to your company at the address at the top of your company’s notice of special meeting.

If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote or to vote at the annual meeting.

Q:	What is the vote needed to approve the merger proposal?

A:	Approval of the merger proposal requires the affirmative vote of the holders of at least a majority of the shares of Valley and Community common stock, respectively, issued and outstanding on the respective record date of each company.

Q:	What is the vote needed to approve the proposed amendment to Community’s articles of incorporation?

A:	Approval of the proposed amendment to Community’s articles of incorporation requires the affirmative vote of the holders of at least a majority of the shares of Community common stock issued and outstanding on the record date.

Q:	I own shares of both Community and Valley common stock. Should I only vote once?

A:	No. If you own shares of both companies, you will receive separate proxy cards for each meeting. It is important that you vote at both meetings, so complete, sign, date and return your Valley proxy card as instructed and complete, sign, date and return your Community proxy card as instructed.

Q:	Who can help answer my questions?

A:	If you have more questions about the merger or the special meeting, you should contact:

Valley Bancorp	Community Bancorp
Mr. Barry L. Hulin	Mr. Edward M. Jamison
President and Chief Executive Officer	Chairman, President & Chief Executive Officer
1300 S. Jones Blvd.	400 S. 4th Street, Suite 215
Las Vegas, Nevada 89146	Las Vegas, Nevada 89101
(702) 821-4110	(702) 878-0200

iii

SUMMARY

This brief summary, together with the “Questions and Answers” on the preceding pages, highlight selected information from the joint proxy statement—prospectus. It does not contain all of the information that is important to you. We urge you to read carefully the entire joint proxy statement—prospectus and the other documents that are incorporated herein to understand fully the merger. See “Where You Can Find More Information” beginning on page [*]. Unless we have stated otherwise, all references in this document to Community are to Community Bancorp; all references to Valley are to Valley Bancorp; all references to the merger agreement are to the Agreement to Merge and Plan of Reorganization by and between Community and Valley, dated as of June 28, 2006, a copy of which is attached as Appendix A to this document; all references to the merger are to the merger between Community and Valley; and all references to the bank merger are to the merger between Community Bank of Nevada and Valley Bank. Each item in this summary contains a page reference directing you to a more complete description of that item. References to “we,” “our” and “us” in this summary mean Community and Valley together.

The Companies (Pages     -    )

Community Bancorp

400 S. 4th Street, Suite 215

Las Vegas, Nevada 89101

(702) 878-0700

Community’s principal business is to serve as a holding company for its bank subsidiary, Community Bank of Nevada. Community Bank of Nevada is a Nevada state chartered commercial bank headquartered in Las Vegas, Nevada and focuses primarily on community banking by providing banking services including commercial, real estate and SBA loans to small- and medium-sized businesses. Community Bank of Nevada serves Clark County and the greater Las Vegas metropolitan area with nine branches in Southern Nevada. Community Bank of Nevada also maintains two loan production offices; one in Phoenix, Arizona, and one in San Diego, California.

As of June 30, 2006, Community had total assets of $1.0 billion, net loans of approximately $793.6 million, total deposits of approximately $793.4 million and total stockholders’ equity of approximately $114.2 million. Community had 179 active full-time equivalent employees on June 30, 2006.

On July 20, 2006, Community announced it had signed a definitive agreement to acquire all of the outstanding shares of Cactus Commerce Bank, an Arizona state chartered bank, for $13.3 million. The acquisition is structured as a direct share purchase from the stockholders of Cactus Commerce Bank, and the consideration will be paid entirely in cash. As a result of the transaction, Cactus Commerce Bank will become a wholly-owned subsidiary of Community, which will become a two bank holding company. At June 30, 2006, Cactus Commerce Bank had total assets of $41.6 million, net loans of $31.1 million, total deposits of $36.0 million, and total stockholder’s equity of $4.3 million. Cactus Commerce Bank currently operates out of its headquarters office in Glendale, Arizona, and is in the process of opening a new branch in Fountain Hills, Arizona. Community expects the acquisition of Cactus Commerce Bank to close late in the third quarter or early in the fourth quarter of 2006. (See “Information About Community—Recent Developments” on page [*].)

Valley Bancorp

1300 S. Jones Blvd.

Las Vegas, Nevada 89146

(702) 821-4100

Valley’s principal business is to serve as a holding company for its banking subsidiary, Valley Bank. Valley Bank is a Nevada state chartered commercial bank headquartered in Las Vegas, Nevada and focuses primarily on community banking by providing commercial banking services including commercial and real estate loans to small- and medium-sized businesses. Valley serves Clark County and Nye County with five community banking offices.

As of June 30, 2006, Valley had total assets of approximately $440.7 million, net loans of approximately $328.3 million, total deposits of approximately $377.5 million and total stockholders’ equity of approximately $45.4 million. Valley had 69 active full time equivalent employees on June 30, 2006.

The Merger (Page      and Appendix A)

We propose a merger in which Valley will merge with and into Community. Immediately thereafter, Valley Bank, a wholly owned subsidiary of Valley, will merge with and into Community Bank of Nevada, a wholly owned subsidiary of Community. As a result of the merger, Valley will cease to exist as a separate corporation. Provided that the average closing price of Community’s common stock during the twenty trading days ending three days before the closing (which we refer to as the Community average closing price) is between $28.26 and $34.54 when we complete the merger, Valley stockholders will receive $46.00 for each share of Valley common stock they own, subject to possible adjustment as described below. Subject to the requirements on the amount of Community common stock issued in the merger discussed below, Valley stockholders will be given the opportunity to elect to receive cash, Community common stock, or a combination in exchange for their shares in Valley. If you elect and/or receive Community common stock the number of shares you will receive will be determined by dividing $46.00 (or the adjusted per share consideration discussed below) by the Community average closing price. The merger agreement provides that 75% of the total consideration issued in the merger will be Community common stock if the Community average closing price is between $28.26 and $34.54. If the Community average closing price is outside that range, the merger agreement provides that $32,520,632 of the total consideration will be paid in cash, and the balance in Community common stock.

The $46.00 per share consideration will be adjusted if the Community average closing price is greater than $34.54 or less than $28.26. If the Community average closing price is greater than $34.54 per share, then the per share consideration will be calculated by multiplying 0.9988 by the Community average closing price and then adding $11.50. On the other hand, if the Community average closing price is less than $28.26 per share, then the per share consideration will be calculated by multiplying 1.2208 by the Community average closing price and then adding $11.50. In addition, Valley may elect to terminate the merger agreement if the Community average closing price declines 17.5% from $31.40, and such decline is not proportionate to any decline in the NASDAQ Bank Index over the same measuring period, subject, however, to Community’s right to reinstate the agreement with a fixed price of $43.13, in cash or Community common stock, for each share of Valley.

The following table sets forth historical per share market price data for Community and Valley common stock based on the last sale price on:

•	June 27, 2006, the last trading day before public announcement of the merger, and

•	[*], 2006, the most recent date before the mailing of this joint proxy statement—prospectus.

	Historical Market Price				Valley Equivalent Pro Forma Market Value
	Community		Valley
June 27, 2006		$30.29		$38.43		$46.00	[1]
[*], 2006	$	[*]	$	[*]	$	[*]

(1)	Using a $46.00 per share consideration amount based on Community’s closing price being within the range from $28.26 to $34.54.

Community cannot assure you that actual stock prices for its common stock will be equal to or greater than the prices shown in the table at the time of the merger or at any time after the completion of the merger. After the merger, there will be no further trading or a public market for Valley common stock. We urge you to obtain current market quotations for Community.

You should read and understand the section entitled “The Merger—Consideration to be paid to Valley Stockholders,” beginning on page [*] of this document.

The closing date will occur as soon as practicable after (i) the satisfaction or waiver of all conditions in the merger agreement, which are summarized below beginning on page [*], and (ii) receipt of approval of all required regulatory agencies. However, the closing date may be set on any other date on which Community and Valley mutually agree.

Valley to Hold Special Meeting (Pages     –    )

Date, Time and Place. Valley’s special meeting of stockholders will be held at [*] p.m. on [*], 2006, at [*].

Purpose of the Special Meeting. At this special meeting, Valley’s stockholders will be asked to approve the merger and the merger agreement.

Record Date; Stockholders Entitled to Vote. You are entitled to vote at the Valley special meeting if you owned Valley common stock as of the record date, [*], 2006. As of that date, there were [*] shares of Valley outstanding, held by [*] stockholders of record. Each holder of Valley common stock is entitled to one vote per share on all matters that may properly come before the meeting.

Vote Required. Approval of the merger and the merger agreement requires the affirmative vote of at least a majority of the outstanding shares of Valley common stock. Not voting, voting “abstain” or failing to instruct your broker how to vote shares held for you in the broker’s name will have the same effect as voting against the merger proposal. If you submit a signed proxy card without indicating a vote with respect to the merger, that proxy card will be deemed a vote in favor of the merger proposal and the proposal to approve, if necessary, adjournment or postponement of the special meeting to solicit additional proxies in favor of the merger proposal.

At close of business on the record date, certain of the directors and officers of Valley beneficially owned, in the aggregate, approximately 361,511 shares of Valley common stock, allowing them to exercise approximately 12.78% of the voting power of Valley common stock entitled to vote at the Valley special meeting (which does not include shares issuable upon the exercise of stock options that were not outstanding as of the record date). These stockholders have agreed to vote these shares in favor of the merger proposal, as more fully described in “The Merger—Interests of Certain Persons in the Merger” beginning on page [*].

Community to Hold Special Meeting (Pages     –    )

Date, Time and Place. Community’s special meeting of stockholders will be held at [*] p.m. on [*], 2006, at [*].

Purpose of the Special Meeting. At this special meeting, Community’s stockholders will be asked to approve the merger and the merger agreement, and a proposal to approve an amendment to Community’s articles of incorporation to increase the authorized shares of common stock of Community to 30,000,000.

Record Date; Stockholders Entitled to Vote. You are entitled to vote at the Community special meeting if you owned Community common stock as of the record date, [*], 2006. As of that date, there were [*] shares of

Community outstanding, held by [*] stockholders of record. Each holder of Community common stock is entitled to one vote per share on all matters that may properly come before the meeting.

Vote Required. Approval of the merger and the merger agreement requires the affirmative vote of at least a majority of the outstanding shares of Community common stock. Approval of the amendment to Community’s articles of incorporation requires the affirmative vote of at least a majority of the outstanding shares of Community common stock. Not voting, voting “abstain” or failing to instruct your broker how to vote shares held for you in the broker’s name will have the same effect as voting against the merger proposal and the amendment to Community’s articles of incorporation. If you submit a signed proxy card without indicating a vote with respect to the merger or the amendment to the articles of incorporation, that proxy card will be deemed a vote in favor of the merger proposal, the proposal to amend the articles of incorporation, and the proposal to approve, if necessary, adjournment or postponement of the special meeting to solicit additional proxies in favor of the merger proposal.

Our Boards of Directors Recommend that Community and Valley Stockholders Approve the Merger (Pages     -    )

Community Stockholders. The Community board of directors has unanimously determined that the merger agreement and related agreements are fair to and in the best interests of Community and its stockholders and unanimously recommends that the Community stockholders vote FOR the adoption of the merger agreement.

Valley Stockholders. The Valley board of directors has determined that the merger agreement and related agreements are fair to and in the best interests of Valley and its stockholders and recommends that the Valley stockholders vote FOR the adoption of the merger agreement.

Factors Considered by Our Boards. In determining whether to approve the merger, our boards of directors each consulted with our respective senior managements and legal and financial advisors and considered the strategic, financial and other considerations referred to under “The Merger—Recommendation of, and Factors Considered by, Valley’s Board of Directors” and “The Merger—Recommendation of, and Factors Considered by, Community’s Board of Directors.”

Financial Advisors Give Opinion That Merger Is Fair (Page      and Appendices B and C)

Valley’s financial advisor, Sandler O’Neill + Partners, L.P., has provided opinions to Valley’s board of directors dated as of June 28, 2006, that subject to and based on the considerations referred to in its opinion, the merger consideration was fair to the Valley stockholders from a financial point of view. The full text of Sandler O’Neill’s opinion dated June 28, 2006, is attached as Appendix B to this joint proxy statement—prospectus. Valley urges its stockholders to read that opinion in its entirety.

Community’s financial advisor, Keefe, Bruyette & Woods, Inc., has provided opinions to Community’s board of directors dated as of June 27, 2006 that subject to and based on the considerations referred to in its opinion, the merger was fair to the Community stockholders from a financial point of view. The full text of Keefe, Bruyette & Woods’ opinion dated June 27, 2006, is attached as Appendix C to this joint proxy statement—prospectus. Community urges its stockholders to read that opinion in its entirety.

Tax Effects of the Transaction (Page     )

The merger will be tax-deferred for U.S. federal income tax purposes to Valley stockholders who receive only Community shares in the merger. A Valley stockholder who receives only cash in the merger will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount of cash received and the tax basis of the Valley shares exchanged therefor, and such gain or loss will be capital gain or loss assuming that the Valley shares are held by the stockholder as a capital asset. A Valley stockholder electing to receive Community shares and cash in the merger will recognize gain (but not loss) for U.S. federal income tax purposes in an amount equal to the lesser of (1) the amount of cash received in the merger and (2) an amount equal to the excess, if any, of (a) the sum of the amount of cash plus the fair market value of the Community shares received in the merger, over (b) the tax basis of the Valley shares exchanged therefor. The gain recognized will be capital gain (assuming the Valley shares are held by the stockholder as a capital asset) unless the receipt of cash by the Valley stockholder has the effect of a dividend distribution, in which event the gain will be treated as ordinary dividend income (to the extent of the stockholder’s ratable share of Valley’s accumulated earnings and profits at the time of the merger as calculated for U.S. federal income tax purposes).

Tax matters are very complicated and the consequences of the merger to any one stockholder will depend on that stockholder’s particular facts and circumstances. We encourage you to consult your tax advisor about the tax consequences of the merger to you.

Benefits to Certain Officers and Directors in the Merger (Page     )

When considering the recommendation of the Valley board of directors, you should be aware that some Valley directors and officers have interests in the merger that differ from the interests of other Valley stockholders. These interests include:

•	certain officers and directors have stock options which become exercisable in full at the time of the merger;

•	Barry L. Hulin, the President of Valley, has entered into an employment agreement with Community Bank of Nevada which will be effective upon the closing of the merger;

•	directors and officers have continuing liability insurance protection and indemnification protections;

•	certain executive officers of Valley will receive change-in-control payments upon consummation of the merger; and

•	Dan Stewart, a Valley board member, will become a member of Community’s and Community Bank of Nevada’s boards of directors after the closing of the merger.

See “The Merger—Interests of Certain Persons in the Merger” beginning on page [*]. The Valley board of directors was aware of these interests and considered them before approving the merger agreement.

Valley Stockholders Should Make a Timely Election (Page     )

At least thirty-five days prior to the close of the merger, Valley stockholders will receive election forms by which they may indicate the form of consideration they wish to receive. Valley stockholders will have thirty days to return their election forms and appropriate documentation. If you do not make a timely election, you may not receive the form of consideration that you want. The merger agreement provides that 75% of the total consideration issued in the merger will be Community common stock if the Community average closing price is between $28.26 and $34.54. If the Community average closing price is outside that range, the merger agreement provides that $32,520,632 of the total consideration will be paid in cash, and the balance in Community common stock. If elections to receive Community shares are not made for exactly the allowed stock percentage of the total consideration paid in the merger, an allocation procedure will be applied until the necessary level has been achieved. The first Valley shares to which the allocation procedures will be applied will be those shares for which a timely and valid election have not been made. If, after allocating to the undesignated shares, an additional allocation is necessary, there will be a proration procedure applied.

PLEASE RETAIN THIS JOINT PROXY STATEMENT—PROSPECTUS, SINCE IT WILL BE OF ASSISTANCE IN MAKING YOUR ELECTION.

Do not send your Valley stock certificates in the envelope provided for returning your proxy card. The stock certificates should only be forwarded to the exchange agent with the letter of transmittal form which will be mailed to you separately.

Things We Must Do for the Merger to Occur (Page     )

Completion of the merger is subject to various conditions, including:

•	approval of the merger agreement and the merger by the Valley and Community stockholders;

•	receipt of all governmental and other consents and approvals that are necessary to permit completion of the merger; and

•	other usual conditions.

Certain of these customary conditions to the merger may be waived by Community or Valley, as applicable.

Regulatory Approvals Needed (Page     )

We cannot complete the merger unless it is approved by the Nevada Division of Financial Institutions and the Board of Governors of the Federal Reserve System. Applications with the Division of Financial Institutions and the Federal Reserve have been filed. Community also will file a request with the Board of Governors of the Federal Reserve System for an exemption from the applicable application provisions of the Bank Holding Company Act.

Although we do not know of any reason why we cannot obtain these regulatory approvals in a timely manner, we cannot be certain when or if we will obtain them.

Termination of the Merger Agreement (Page     )

The merger agreement may be terminated prior to the effective time of the merger for a variety of reasons, including by either party if all significant conditions are not met by February 28, 2007, or if the other party breaches the agreement, or by Valley if the Community average stock price falls below certain levels relative to the NASDAQ Bank Index. If Valley chooses to terminate the agreement because the Community average stock price falls below the designated relative level, Community has the right to reinstate the agreement, however the per share consideration paid will be fixed at $43.13.

Termination Fees Between Valley and Community (Page     )

Certain cash payments may be made under the merger agreement in the event a party terminates the merger agreement in certain situations, including a payment by Valley to Community if the Valley stockholders fail to approve the merger and merger agreement and within twelve months from the date of termination Valley execute a competing transaction.

Risk Factors (Page     )

An investment in Community’s common stock includes substantial risks. See the section entitled “Risk Factors” beginning on page      for a discussion of risks associated with the merger and an investment in Community’s common stock.

Dividends After the Merger

Valley has never paid a cash dividend on its common stock and has used its current and retained earnings to support its growth.

Community has not paid a cash dividend since 2002 as it has used its current and retained earnings to support its rapid and continued growth. Community does not foresee any circumstances in the immediate future in which it would consider paying cash dividends on its common stock. Additionally, Community has no current practice of paying stock dividends.

Dissenters’ Rights (Page     )

Neither stockholders of Valley nor Community will have dissenters’ rights in the merger.

Accounting Treatment (Page     )

Community will account for the merger as a “purchase” for financial reporting purposes.

SELECTED HISTORICAL AND UNAUDITED PRO-FORMA FINANCIAL DATA

We are providing the following information to aid you in your analysis of the financial effects of the merger. The historical selected financial data in the following tables shows financial results actually achieved by Valley and by Community for the periods presented. These are historical figures.

Valley Historical Selected Financial Data

The following selected consolidated financial data with respect to Valley for the years ended December 31, 2005, 2004, 2003, 2002 and 2001 have been derived from its audited financial statements. The selected consolidated financial data for the six months ended June 30, 2006 and 2005 comes from the unaudited financial statements of Valley. Such interim financial statements include all adjustments that are, in the opinion of management, necessary to present fairly Valley’s financial information for the interim periods presented. The operating results for the six months ended June 30, 2006, are not necessarily indicative of the operating results that may be expected for the year ending December 31, 2006.

	Six Months Ended June 30,		At or for the Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Dollars in thousands, except share, per share and percentage data)
Consolidated Income Data:
Interest income	$15,878	$9,744	$22,922	$13,458	$10,006	$8,602	$7,968
Interest expense	5,428	2,519	6,609	2,708	2,992	3,250	3,907

Net interest income	10,450	7,225	16,313	10,750	7,014	5,352	4,061
Provision for loan losses	279	280	777	632	478	1,596	340

Net interest income after provision for loan losses	10,171	6,945	15,536	10,118	6,536	3,756	3,721
Non-interest income	146	137	262	295	296	210	218
Non-interest expenses	4,770	3,295	7,290	5,543	4,725	3,772	3,186

Income before income tax expense	5,547	3,787	8,508	4,870	2,107	194	753
Income tax expense	1,907	1,291	2,900	1,659	708	72	96

Net income	$3,640	$2,496	$5,608	$3,211	$1,399	$122	$657

Share Data:
Earnings (loss) per share—basic	$1.29	$0.89	$2.00	$1.59	$0.84	$0.09	$0.46
Earnings (loss) per share—diluted	$1.23	$0.85	$1.90	$1.53	$0.81	$0.08	$0.45
Dividend Payout Ratio	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Book value per share	$16.07	$13.85	$14.84	$12.99	$9.27	$7.81	$7.72
Common shares outstanding	2,827,881	2,808,173	2,827,681	2,790,748	1,725,478	1,438,130	1,429,880
Weighted average shares outstanding—basic	2,827,857	2,794,518	2,809,608	2,017,094	1,659,750	1,432,871	1,428,516
Weighted average shares outstanding—diluted	2,968,087	2,945,444	2,956,188	2,103,924	1,716,744	1,457,035	1,461,400

Consolidated Financial Condition Data:
Cash and cash equivalents	$59,825	$33,509	$36,396	$25,904	$13,827	$22,760	$8,501
Investments and other securities	34,827	39,185	36,622	36,413	19,006	3,029	728
Gross loans	333,050	249,025	303,346	199,035	135,883	114,789	93,649
Allowance for loan losses	(3,317)	(2,497)	(3,023)	(2,113)	(1,563)	(1,222)	(876)
Assets	440,664	334,784	391,163	273,705	186,916	152,372	105,476
Deposits	377,548	278,860	332,436	236,211	169,798	140,036	93,949
Total borrowings	15,404	15,446	15,425	467	505	541	—
Stockholders’ equity	45,434	38,881	41,967	36,254	15,997	11,236	11,038

	Six Months Ended June 30,		At or for the Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Dollars in thousands, except share, per share and percentage data)

Selected Other Balance Sheet Data:
Average assets	$413,748	$304,440	$337,801	$229,582	$173,766	$129,769	$99,721
Average earning assets	397,541	291,122	323,531	218,088	165,243	123,120	94,119
Average stockholders’ equity	43,947	37,431	39,076	21,984	14,096	11,268	10,727

Selected Financial Ratios:
Return on average assets	1.76%	1.64%	1.66%	1.40%	0.81%	0.09%	0.66%
Return on average stockholders’ equity	16.57%	13.34%	14.35%	14.61%	9.92%	1.09%	6.12%
Net interest margin (1)	5.30%	5.00%	5.04%	4.93%	4.24%	4.35%	4.31%
Efficiency Ratio (2)	45.02%	44.76%	43.98%	50.16%	64.80%	68.03%	74.46%

Capital Ratios:
Average stockholders’ equity to average assets	10.62%	12.30%	11.57%	9.58%	8.11%	8.68%	10.76%
Leverage Ratio	10.83%	12.21%	11.02%	14.17%	8.59%	7.66%	10.24%
Tier 1 Risk-Based Capital ratio	12.16%	13.93%	12.54%	16.00%	10.67%	9.00%	11.33%
Total Risk-Based Capital ratio	13.06%	14.85%	13.45%	16.97%	11.72%	9.99%	12.31%

Selected Asset Quality Ratios:
Non-performing loans to total loans (3)	0.02%	0.76%	0.05%	0.09%	0.59%	0.47%	2.58%
Non-performing assets to total loans and OREO	0.02%	0.76%	0.05%	0.09%	0.76%	0.47%	3.23%
Non-performing assets to total assets (4)	0.02%	0.56%	0.04%	0.06%	0.55%	0.35%	2.86%
Allowance for loan losses to total loans	1.00%	1.01%	1.00%	1.07%	1.08%	1.07%	1.02%
Allowance for loan losses to non-performing loans	4738.57%	132.75%	1831.52%	1291.00%	194.52%	227.99%	39.77%
Allowance for loan losses to non-performing assets	4738.57%	132.75%	1831.52%	1291.00%	151.52%	227.99%	31.26%
Net charge-offs (recoveries) to average loans	(0.01)%	(0.10)%	(0.05)%	—	0.11%	1.27%	0.14%

(1)	Net interest margin represents net interest income as a percentage of average interest-earning assets.
(2)	Efficiency ratio represents noninterest expenses, excluding loan loss provision, as a percentage of the aggregate of net interest income and noninterest income, excluding gains or (losses) on sales of securities.
(3)	Non-performing loans are defined as loans that are past due 90 days or more plus loans placed in nonaccrual status.
(4)	Non-performing assets are defined as assets that are past due 90 days or more plus assets placed in nonaccrual status plus other real estate owned.

Community Historical Selected Financial Data

The following selected consolidated financial data with respect to Community for the years ended December 31, 2005, 2004, 2003, 2002 and 2001 have been derived from its audited financial statements. The selected consolidated financial data for the six months ended June 30, 2006 and 2005 comes from the unaudited financial statements of Community. Such interim financial statements include all adjustments that are, in the opinion of management, necessary to present fairly Community’s financial information for the interim periods presented. The operating results for the six months ended June 30, 2006, are not necessarily indicative of the operating results that may be expected for the year ending December 31, 2006.

	Six months ended June 30,		At or for the Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001 (1)
	(Dollars in thousands, except share, per share and percentage data)
Consolidated Income Data:
Interest and dividend income	$35,959	$18,382	$46,337	$30,038	$27,143	$25,449	$24,119
Interest expense	12,285	4,482	12,511	6,862	7,453	8,709	10,737

Net interest income	23,674	13,900	33,826	23,176	19,690	16,740	13,382
Provision for loan losses	1,607	91	1,085	922	1,723	1,958	1,909

Net interest income, after provision for loan losses	22,067	13,809	32,741	22,254	17,967	14,782	11,473
Non-interest income	1,082	795	2,275	1,489	1,563	1,392	1,670
Non-interest expenses	12,298	8,064	20,512	15,946	12,020	9,112	8,460

Income before income taxes	10,851	6,540	14,504	7,797	7,510	7,062	4,683
Income tax expense	3,663	2,138	4,439	2,376	2,295	2,337	1,526

Net income	$7,188	$4,402	$10,065	$5,421	$5,215	$4,725	$3,157

Share data:
Earnings per share—basic	$0.97	$0.65	$1.45	$1.13	$1.13	$1.03	$0.69
Earnings per share—diluted	0.96	0.64	1.42	1.10	1.10	1.01	0.68
Dividend payout ratio (2)	N/A	N/A	N/A	5.31%	7.96%	5.83%	8.70%
Book value per share	$15.46	$12.08	$14.47	$11.49	$6.96	$5.91	$4.87
Shares outstanding at period end	7,387,069	6,754,847	7,374,712	6,747,673	4,629,580	4,607,040	4,582,040
Weighted average shares outstanding—basic	7,384,003	6,750,973	6,964,719	4,798,922	4,620,744	4,591,026	4,579,653
Weighted average shares outstanding—diluted	7,482,050	6,870,482	7,091,311	4,940,977	4,729,021	4,682,486	4,675,917

Consolidated Balance Sheet Data:
Cash and cash equivalents	$71,806	$75,112	$86,904	$67,254	$36,005	$33,537	$8,974
Investments and other securities	86,558	87,956	97,204	86,260	70,093	63,596	39,271
Gross loans	806,873	471,107	663,407	403,270	350,082	293,535	247,182
Allowance for loan losses	(9,730)	(6,068)	(8,117)	(6,133)	(5,409)	(4,688)	(3,700)
Total assets	1,009,513	651,131	892,708	573,961	463,431	400,571	304,058
Total deposits	793,433	504,062	725,088	476,252	403,713	351,584	277,422
Total borrowings	59,500	45,000	19,500	350	10,000	5,000	2,764
Junior subordinated debt	36,083	15,464	36,083	15,464	15,464	15,464	—
Total stockholders’ equity	114,172	81,636	106,749	77,553	32,201	27,212	22,336

Selected Other Balance Sheet Data:
Average assets	$945,523	$611,533	$703,556	$523,766	$436,843	$356,097	$292,866
Average earning assets	881,644	579,868	660,218	498,578	416,742	336,682	276,228
Average stockholders’ equity	110,952	79,855	88,664	35,910	29,279	24,729	21,186

	Six months ended June 30,		At or for the Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001 (1)
	(Dollars in thousands, except share, per share and percentage data)
Selected Financial Ratios:
Return on average assets	1.52%	1.44%	1.43%	1.04%	1.19%	1.33%	1.08%
Return on average stockholders’ equity	13.0%	11.0%	11.4%	15.1%	17.8%	19.1%	14.9%
Net interest margin (3)	5.37%	4.79%	5.12%	4.65%	4.72%	4.97%	4.84%
Efficiency ratio (4)	49.68%	54.9%	56.8%	64.7%	56.6%	50.3%	56.2%

Capital Ratios:
Average stockholders’ equity to average assets	11.73%	13.05%	12.60%	6.86%	6.70%	6.94%	7.23%
Leverage ratio	13.16%	15.88%	13.09%	16.91%	8.96%	8.84%	7.06%
Tier 1 risk-based capital ratio	13.89%	17.60%	14.20%	19.66%	11.18%	11.03%	8.58%
Total risk-based capital ratio	14.95%	18.70%	16.29%	20.92%	13.61%	14.14%	9.83%

Selected Asset Quality Ratios:
Non-performing loans to total loans (5)	0.21%	0.13%	0.14%	0.24%	0.66%	1.10%	2.26%
Non-performing assets to total loans and OREO (6)	0.21%	0.13%	0.14%	0.78%	1.00%	1.99%	3.29%
Non-performing assets to total assets (6)	0.17%	0.10%	0.10%	0.55%	0.76%	1.47%	2.71%
Allowance for loan losses to total loans	1.21%	1.29%	1.22%	1.52%	1.55%	1.60%	1.50%
Allowance for loan losses to non-performing loans	577.5%	969.3%	887.1%	633.6%	233.7%	145.0%	66.2%
Allowance for loan losses to
Allowance for loan losses to non-performing assets	577.5%	969.3%	887.1%	194.3%	154.2%	79.6%	45.0%
Net charge-offs (recoveries) to average loans	0.00%	0.07%	0.01%	0.05%	0.31%	0.36%	0.47%

(1)	Community Bank of Nevada data only. The holding company reorganization was completed August 2002.
(2)	There were no dividends declared as of June 2006 and in 2005. The dividend payout ratios for 2004 and 2003 are based on stock dividends, the ratio for 2002 is based on both stock and cash dividends and the ratios for years prior to 2002 are based on cash dividends.
(3)	Net interest margin represents net interest income as a percentage of average interest earning assets.
(4)	Efficiency ratio represents non-interest expenses, excluding loan loss provision, as a percentage of the aggregate of net interest income and non-interest income.
(5)	Non-performing loans are defined as loans that are past due 90 days or more plus loans placed in non-accrual status.
(6)	Non-performing assets are defined as assets that are past due 90 days or more plus assets placed in non-accrual status plus other real estate owned.

Selected Unaudited Pro-Forma Combined Financial Information

The accompanying unaudited pro forma combined statement of income data presents the unaudited consolidated statement of income data of Community for the six months ended June 30, 2006 and the audited consolidated statement of income data for the year ended December 31, 2005 combined, respectively, with Valley’s unaudited consolidated statement of income data for the six months ended June 30, 2006 and audited consolidated statement of income data for the year ended December 31, 2005. The unaudited pro forma combined statement of income data gives effect to the merger as if it has occurred as of the beginning of each period.

The accompanying unaudited pro forma combined balance sheet data assumes the merger took place as of June 30, 2006. The unaudited pro forma consolidated balance sheet data combines the unaudited consolidated balance sheet data of Community as of June 30, 2006 and the unaudited consolidated balance sheet data of Valley as of June 30, 2006.

You should not assume that the combined company would have achieved the pro forma combined results if they had actually been combined during the periods presented. For purposes of illustration, the pro forma combined figures have been calculated assuming that the average closing price of Community common stock is $31.08 resulting in value to Valley stockholders of $46.00 per share in cash. As of June 30, 2006, there were 2,827,881 Valley shares outstanding.

The pro forma financial information includes purchase accounting adjustments to record the assets and liabilities of Valley at their estimated fair values and is subject to further adjustments as additional information becomes available and as additional analyses are performed. The pro forma financial information is presented for illustrative purposes only and does not indicate the financial results of the combined company had the impact of business integration costs, possible revenue enhancements and expense efficiencies, among other factors, been considered.

The unaudited pro forma financial information presented below should be read together with the historical financial statements of Community and Valley, including the related notes and the other unaudited pro forma financial information, including the related notes, incorporated by reference in this document. See “Unaudited Pro Forma Combined Financial Statements” beginning on page [*]. The unaudited pro forma financial data is not necessarily indicative of results that actually would have occurred had the merger been completed on the dates indicated or that may be obtained in the future.

The following pro forma financial information does not include financial information relating to Community’s pending acquisition of Cactus Commerce Bank.

	Six months ended June 30, 2006	Year ended December 31, 2005
	(Unaudited)
	(Dollars in thousands)
Summary Statements of Income Data:
Interest and dividend income	$50,860	$67,306
Interest expense	17,713	19,120

Net interest income, before provisions for loan losses	33,147	48,186
Provision for loan losses	1,886	1,862

Net interest income after provisions for loan losses	31,261	46,324
Non-interest income	1,228	2,537
Non-interest expenses	17,598	28,862

Income before income taxes	14,891	19,999
Income tax expense	5,058	6,315

Net income	$9,833	$13,684

Earnings per share—basic	$0.92	$1.33

Earnings per share—diluted	$0.91	$1.31

	June 30, 2006
	(Unaudited)
	(Dollars in thousands)
Summary Balance Sheet Data:
Cash and cash equivalents	$92,578
Total investment securities	121,385
Net loans	1,121,939
Total assets	1,507,802
Total deposits	1,170,981
Total liabilities	1,290,571
Total stockholders’ equity	217,231

Unaudited Comparative Per Share Data

The following table sets forth for Community common stock and Valley common stock certain historical, unaudited pro forma combined and unaudited pro forma equivalent per share financial information. The unaudited pro forma combined and unaudited pro forma equivalent per share information gives effect to the merger as if the merger had been effective at the beginning of the periods presented; the book value data presented gives effect to the merger as if the merger had been effective at the date of the balance sheet. The unaudited pro forma data in the following table assume that the merger is accounted for using the purchase method of accounting. The information in the following table is based on, and should be read together with, the unaudited pro forma combined financial information that appears elsewhere in this document and the historical financial information of Valley and Community. See “Unaudited Pro Forma Condensed Combined Financial Statements” on page      and “Where You Can Find More Information” on page     .

The pro forma financial information is not necessarily indicative of results that actually would have occurred had the merger been completed on the dates indicated or that may be obtained in the future.

	Six Months Ended June 30, 2006	Year Ended December 31, 2005
Community historical per share data:
Basic earnings per share	$0.97	$1.45
Diluted earnings per share	$0.96	$1.42
Book value per share	$15.46	$14.47

	Six Months Ended June 30, 2006	Year Ended December 31, 2005
Valley historical per share data:
Basic earnings per share	$1.29	$2.00
Diluted earnings per share	$1.23	$1.90
Book value per share	$16.07	$14.84

	Six Months Ended June 30, 2006	Year Ended December 31, 2005
Unaudited pro forma per share data:
Combined earnings per Community share (1)
Basic	$0.92	$1.33
Diluted	$0.91	$1.31
Basic and diluted earnings per equivalent Valley share (2)
Basic	$1.36	$1.97
Diluted	$1.35	$1.94
Book value per Community share	$20.30	N/A
Book value per equivalent Valley share (3)	$30.04	N/A
Tangible book value per Community share	$9.06	N/A

(1)	The unaudited pro forma earnings per share amounts are calculated by totaling the historical net income (after giving effect to pro forma adjustments) of Community and Valley and dividing the resulting amount by the average pro forma shares of Community giving effect to the merger using an implied exchange ratio of 1.4801 (based on Community’s share price of $31.08 as of June 30, 2006.) and inclusive of 3,139,057 shares of Community stock to be issued in exchange for 75% of Valley’s common shares outstanding of 2,827,881 plus 154,318 net shares issued in exchange for options.
(2)	Per equivalent Valley share data is calculated by taking the product of the unaudited combined pro forma per share data combined and an implied exchange ratio of 1.4801 (based on Community’s share price of $31.08 as of June 30, 2006).

(3)	Pro forma book value per common share is based on the pro forma total stockholders’ equity of the combined entity divided by the total pro forma common shares of the combined entity giving effect to the merger using an implied exchange ratio of 1.4801 which would result in the issuance of 3,315,917 shares of Community common stock.

Historical Market Prices and Dividend Information

Community

Community common stock is listed on the NASDAQ Global Market System under the symbol “CBON.” Prior to Community’s initial public offering in December 2004 there had been no public market for its common stock. Community’s common stock had been traded, from time to time, by individuals on a negotiated basis between the parties. The following table sets forth those trades of which Community has knowledge during the period from January 1, 2004 through December 9, 2004, including the quarter in which the trades occurred, the aggregate number of shares traded during such quarter and the range of sales price per share:

Quarter of Trade	Number Shares	Price Per Share
1st ’04	50	$9.00
2nd ’04	3,000	$9.00
3rd ’04	N/A	N/A
October 1, 2004—December 9, 2004	N/A	N/A

For the periods indicated since Community’s IPO, the following table sets forth, for the calendar quarters indicated, the high and low sales prices per share of Community common stock as reported on the NASDAQ Global Market System:

Quarter	High	Low
2004:
December 10 through December 31	$33.00	$27.51
2005:
First quarter	$30.90	$25.03
Second quarter	$32.00	$23.35
Third quarter	$34.75	$30.57
Fourth quarter	$33.99	$30.07
2006:
First quarter	$33.00	$29.70
Second quarter	$34.31	$28.87
Third quarter (through [*])

Community has not declared a cash dividend since 2002 as it has used its current and retained earnings to support its rapid and continued growth. Community does not foresee any circumstances in the immediate future in which it would consider paying cash dividends on its common stock. Additionally, in 2004 Community discontinued paying stock dividends.

Valley

Valley common stock is listed on the NASDAQ Global Market System under the symbol “VLLY.” Prior to Valley’s initial public offering in September 2004 there had been no public market for its common stock. Valley’s common stock had been traded, from time to time, by individuals on a negotiated basis between the parties. The following table sets forth those trades of which Valley has knowledge during the period from January 1, 2004 through [*], 2004, including the quarter in which the trades occurred, the aggregate number of shares traded during such quarter and the range of sales price per share:

Quarter of Trade	Number Shares	Price Per Share
1st ’04	—	N/A
2nd ’04	—	N/A
July 1, 2004—September 27, 2004	—	N/A

For the periods indicated since Valley’s IPO, the following table sets forth, for the calendar quarters indicated, the high and low sales prices per share of Valley common stock as reported on the NASDAQ Global Market System:

Quarter	High	Low
2004:
September 28, 2004—September 30, 2004	$23.85	$20.85
Fourth Quarter	$45.00	$23.00
2005:
First quarter	$43.50	$29.05
Second quarter	$31.69	$26.00
Third quarter	$36.00	$29.46
Fourth quarter	$35.99	$30.46
2006:
First quarter	$39.00	$33.00
Second quarter	$44.70	$36.85
Third quarter (through [*])

Valley has never paid a cash dividend.

FORWARD LOOKING STATEMENTS

This joint proxy statement-prospectus, any supplement and any documents incorporated by reference may contain certain forward-looking statements about Community, Valley and the combined company, which statements are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. Such statements involve inherent risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Community and Valley. Readers are cautioned that a number of important factors could cause actual results to differ materially from those expressed in, implied or projected by, such forward-looking statements. Risks and uncertainties include, but are not limited to:

•	planned acquisitions and relative cost savings cannot be realized or realized within the expected time frame;

•	revenues are lower than expected;

•	an increase in the provision for loan losses resulting from credit quality deterioration;

•	Community’s and Valley’s dependency on real estate and economic conditions in Clark and Nye Counties, Nevada;

•	competitive pressure among depository institutions increases significantly;

•	Community’s ability to successfully execute announced or future acquisitions or to receive regulatory approvals on the terms expected or on the anticipated schedule or at all;

•	Community’s ability to integrate acquired entities and businesses and to achieve expected synergies, operating efficiencies or other benefits within expected time-frames or at all, or within expected cost projections;

•	the possibility that personnel changes will not proceed as planned;

•	the cost of additional capital is more than expected;

•	a change in the interest rate environment reduces interest margins;

•	asset/liability repricing risks and liquidity risks;

•	general economic conditions, either nationally or in the market areas in which Community and Valley do or anticipate doing business, are less favorable than expected;

•	the economic and regulatory effects of the continuing war on terrorism and other events of war, including the war in Iraq;

•	legislative or regulatory requirements or changes that may adversely affect Community’s or Valley’s business; and

•	changes in the securities markets.

If any of these risks or uncertainties materializes or if any of the assumptions underlying such forward-looking statements proves to be incorrect, results could differ materially from those expressed in, implied or projected by, such forward-looking statements. Neither Community nor Valley assumes any obligation to update such forward-looking statements. For a more detailed discussion of certain of these factors, see the section entitled “Risk Factors” in this joint proxy statement-prospectus and “Item 1A, Risk Factors” in Community’s and Valley’s most recent Form 10-K (incorporated by reference in this joint proxy statement-prospectus) and similar sections in Community’s and Valley’s future filings which are incorporated by reference in this joint proxy statement-prospectus, which describe risks and factors that could cause results to differ materially from those projected in such forward-looking statements. Community and Valley caution the reader that these risk factors may not be exhaustive. Community and Valley operate in a continually changing business environment, and new risk factors emerge from time to time. Neither management of Community nor Valley can predict such new risk factors, nor can they assess the impact, if any, of such new risk factors on Community’s or Valley’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements.

RISK FACTORS

Community stockholders and Valley stockholders should carefully consider the following factors, in addition to those factors discussed in the documents that we have filed with the SEC which are incorporated by reference into this document and the other information in this joint proxy statement-prospectus, including the matters addressed in “Forward Looking Statements,” before voting.

Risks Related to the Merger

The merger involves a high degree of risk. Because a substantial portion of the merger consideration consists of Community common stock, most Valley stockholders will become Community stockholders after the merger. An investment in the combined companies will include different risks than an investment in either of the constituent companies.

Community may be unable to integrate operations successfully or to achieve expected cost savings.

The earnings, financial condition and prospects of Community after the merger will depend in part on Community’s ability to integrate the operations and management of Valley and to continue to implement its own business plan. There is no assurance that Community will be able to do so. Among the issues that Community could face are:

•	unexpected problems with operations, personnel, technology or credit;

•	loss of customers and employees of Valley;

•	difficulty in working with Valley’s employees and customers;

•	the assimilation of Valley’s operations, sites and personnel; and

•	instituting and maintaining uniform standards, controls, procedures and policies.

Further, although the board of directors of Community anticipates cost savings as a result of the merger, Community may not be fully able to realize those savings. Any cost savings which are realized may be offset by losses in revenues or other charges to earnings.

Community expects to incur significant costs associated with the merger.

Community has incurred or will incur transaction costs associated with the merger, a portion of which will be incurred whether or not the merger closes. Community believes the combined company may incur charges to operations, which are not currently reasonably estimable, in the quarter in which the merger is completed or subsequent quarters, to reflect costs associated with integrating the two banks. There is no assurance that the combined company will not incur additional material charges in subsequent quarters to reflect additional costs associated with the merger, including charges associated with the impairment of any goodwill booked in connection with the merger.

The loan portfolios may not perform as expected.

Community’s performance and prospects after the merger will be dependent to a significant extent on the performance of the combined loan portfolios of Valley Bank and Community Bank of Nevada, and ultimately on the financial condition of their respective borrowers and other customers. The existing loan portfolios of the two banks differ to some extent in the types of borrowers, industries and credits represented. In addition, there are differences in the documentation, classifications, credit ratings and management of the portfolios. As a result, Community’s overall loan portfolio after the merger will have a different risk profile than the loan portfolio of either Valley Bank or Community Bank of Nevada before the merger. The performance of the two loan portfolios will be adversely affected if any of such factors is worse than currently anticipated. In addition, to the extent that present customers are not retained by Valley Bank or additional expenses are incurred in retaining them, there could be adverse effects on future consolidated results of operations of Community following the merger. Realization of improvement in profitability is dependent, in part, on the extent to which the revenues of Valley are maintained and enhanced.

The market price of Community common stock is uncertain.

The shares of Community common stock which will be issued to Valley stockholders in the merger are based on the “average closing price” of Community stock for a period prior to the merger.

The market price of Community common stock on or after consummation of the merger may not approximate the prices of Community prior to the merger.

Stock price changes, whether before or after the merger, may result from a variety of factors including general market and economic conditions, changes in the respective businesses, operations and prospects and regulatory considerations. Additionally, since Community and Valley differ, the results of the combined company and its market price may be affected by factors different than those currently affecting the independent results of both companies and their respective stock prices.

Valley stockholders may not receive the form of merger consideration that they elect.

The merger agreement is designed to ensure that a certain percentage of the total consideration that will be paid to Valley stockholders in the merger will be paid in cash, and the balance will be paid in shares of Community common stock. Valley stockholders may elect to receive cash, Community common stock or a combination as their merger consideration, but their election may not be fully honored. See “The Merger—Election Procedures.”

If an election is not fully honored, a Valley stockholder will incur tax consequences that differ from those that would have resulted had he or she received the form of consideration elected. See “The Merger—Material Federal Income Tax Consequences.”

Risk Factors Relating to Community’s Market

A deterioration in economic conditions and a slowdown in growth generally, as well as a slowdown in gaming and tourism activities in particular, could adversely affect Community’s business, financial condition, results of operations and prospects. Such deterioration could result in a variety of adverse consequences to Community, including a reduction in net income and the following:

•	loan delinquencies may increase, which would cause Community to increase loan loss provisions;

•	problem assets and foreclosures may increase, which could result in higher operating expenses, as well as possible increases in Community’s loan loss provisions;

•	demand for Community’s products and services may decline including specifically, the demand for loans, which would cause Community’s revenues, which include net interest income and non-interest income, to decline; and

•	collateral for loans made by Community may decline in value, reducing a customer’s borrowing power, and reducing the value of assets and collateral associated with Community’s loans, which could cause decreases in net interest income and increasing loan loss provisions.

The greater Las Vegas area economy has grown dramatically during the past several years. The failure of this economy to sustain such growth in the future could seriously affect Community’s ability to grow and to be profitable.

Community’s assets have enjoyed substantial growth with an annual compounded growth rate of 30.9% for the four-year period ending December 31, 2005. In large part, Community’s growth has been fueled by the significant growth in the greater Las Vegas area. Diminished growth of this market in the future could have a significant adverse impact on Community’s continued growth and profitability.

While the current economic forecasts prepared by the Center for Business and Economic Research at the University of Nevada at Las Vegas remain optimistic about the future growth of Las Vegas, albeit at lower growth rates than have recently been experienced, there are uncertainties in the economy, besides tourism and gaming discussed below, such as limitations on water, continued measured availability of land from the Bureau of Land Management, infrastructure strains, increasing costs of housing, and tax and budgetary pressures, which may hamper future growth.

Community’s market area is substantially dependent on gaming and tourism revenue, and a downturn in gaming or tourism could seriously hurt its business and prospects.

Community’s business is currently concentrated in the greater Las Vegas area which has an economy unique in the United States for its level of dependence on services and industries related to gaming and tourism. Any event that negatively impacts the tourism or gaming industry will adversely impact the Las Vegas economy.

Gaming and tourism revenue (whether or not such tourism is directly related to gaming) is vulnerable to various factors. A prolonged downturn in the national economy could have a significant adverse effect on the economy of the Las Vegas area. Virtually any development or event that could dissuade travel or spending related to gaming and tourism, whether inside or outside of Las Vegas, could adversely affect the Las Vegas economy. In this regard, the Las Vegas economy is more susceptible than the economies of other cities to issues such as higher gasoline and other fuel prices, increased airfares, unemployment levels, recession, rising interest rates, and other economic conditions, whether domestic or foreign.

An expansion of permissible gaming activities in other states, particularly in California, may lead to a decline in gaming revenue in Las Vegas, which could hurt Community’s business and prospects.

Las Vegas competes with other areas of the country for gaming revenue, and it is possible that the expansion of gaming operations in other states, as a result of changes in laws or otherwise, could significantly reduce gaming revenue in the greater Las Vegas area. This is particularly true of gaming operations in California, a state from which Nevada generally, and Las Vegas in particular, draw substantial year-round visitors. Agreements negotiated between the State of California and certain Indian tribes as well as other proposals currently under consideration in California may result in substantial additional casinos throughout the state. In addition, other California legislative proposals could permit an expansion of gaming activities allowed in card clubs, including the addition of slot machines. A dramatic growth in casino gaming in California or other states could have a substantial adverse effect on gaming revenue in Nevada, including the Las Vegas area, which would adversely affect the Las Vegas economy and Community’s business.

A terrorist act, or the mere threat of a terrorist act, may adversely affect the Las Vegas economy and may cause substantial harm to Community’s business.

Gaming and tourism are also susceptible to certain political conditions or events, such as military hostilities and acts of terrorism, whether domestic or foreign. The effects of the terrorist attacks of September 11, 2001, on gaming and tourism in Las Vegas were substantial for a few months. Reduced civilian air traffic in large part caused a reduction in revenue and employee layoffs in many hotels and casinos. This resulted in a substantial loss of revenues for these businesses. Any direct attack on locations in Las Vegas would likely have an even greater adverse impact on the local economy.

Future growth of the greater Las Vegas area is dependent, among other things, on the availability of water, and any restrictions imposed by the government on water consumption could curtail future development, which has been a source of growth in Community’s loan portfolio.

Future development in the greater Las Vegas area is subject to the availability of water. According to the Rocky Mountain Institute, Las Vegas has one of the highest per-capita rates of water consumption in the nation. Based upon an August 2003 U.S. Geological Survey, inflows into Lake Mead and Lake Powell on the Colorado River have been below average since the start of a persistent drought in the western United States in 2000. In 2003, Lake Mead, the primary water supply for Las Vegas, dropped to its lowest level in more than three decades. We cannot assure that governmental officials will not impose building moratoriums, restrictive building requirements, water conservation measures, or other measures to address water shortages in the future. Such restrictions could curtail future development, which has been a source of growth in Community’s loan portfolio, or make living conditions less desirable than current conditions, which could reduce the influx of new residents from current levels.

The value of real estate in the greater Las Vegas area is influenced by the distribution policies of the federal Bureau of Land Management. A change in such distribution policies could affect the value of real estate, which, in turn, could negatively affect Community’s real estate loan portfolio.

Land values in Nevada are influenced by the amount of land sold by the federal Bureau of Land Management, which controls 67% of Nevada’s land, according to the Nevada State Office of the Bureau of Land Management. Changes to the federal Bureau of Land Management distribution policies on Nevada land could adversely affect the value of Nevada real estate.

Community has a high concentration of loans secured by real estate and a downturn in the real estate market, for any reason, could hurt Community’s business and Community’s prospects.

At June 30, 2006, 84% of Community’s loan portfolio was comprised of loans secured by real estate. Raw land loans, which are included in the categories below, represent approximately 21% of Community’s total loans secured by real estate. Of the loans secured by real estate, approximately:

•	65% are construction and land development loans, including raw land;

•	31% are commercial real estate loans; and

•	4% are residential real estate loans.

Assuming the merger closed June 30, 2006, 86% of the combined companies’ loan portfolio would have been comprised of loans secured by real estate. Of the loans secured by real estate, approximately:

•	65% are construction and land development loans, including raw land;

•	32% are commercial real estate loans; and

•	3% are residential real estate loans.

These real estate-secured loans are concentrated in the greater Las Vegas area. A downturn in the local economy could have a material adverse effect on a borrower’s ability to repay these loans due to either loss of borrower’s employment or a reduction in borrower’s business. Further, such reduction in the local economy could severely impair the value of the real property held as collateral. As a result, the value of real estate collateral securing Community’s loans could be reduced. Community’s ability to recover on defaulted loans by foreclosing and selling the real estate collateral would then be diminished and it would be more likely to suffer losses on defaulted loans.

In addition, banking regulators have recently issued proposed guidance regarding institutions that have particularly high concentrations of commercial real estate loans within their lending portfolios. This guidance suggests that institutions that exceed certain levels of commercial real estate lending may be required, in the future, to maintain higher capital ratios than institutions with lower concentrations in commercial real estate lending. If and when this proposed guidance becomes final, Community may be subject to enhanced regulatory scrutiny and subject to higher capital requirements.

Risk Factors Relating to Community’s Business

Community’s future success involves both its ability to grow and ability to manage such growth. Additionally, Community must continue to manage the risks inherent in the banking business. Community may not be able to sustain its historical growth rates, be able to grow at all, or successfully manage any growth, whether or not the greater Las Vegas area economy continues to grow. This could result in a variety of adverse consequences to Community, including the following:

•	inability to realize any benefit from Community’s investment of resources made to support its future growth;

•	failure to attract or retain experienced commercial bankers or other key employees;

•	inability to maintain adequate controls and systems; and

•	failure to comply with applicable federal, state and local laws, rules and regulations.

Community may not be able to continue its growth at the rate it has in the past several years.

Community has grown from $304.1 million in total assets, $247.2 million in gross loans and $277.4 million in total deposits at December 31, 2001, to $1.0 billion in total assets, $806.9 million in gross loans and $793.4 million in total deposits at June 30, 2006. Community’s business strategy calls for, among other things:

•	continued growth of its assets, loans, deposits and customer base;

•	expansion through acquisition or the establishment of new branches or banks in high growth markets, such as the greater Las Vegas area, or similar high growth markets in Arizona and California, such as the pending acquisition of Cactus Commerce Bank in Glendale, Arizona (see “Information About Community—Recent Developments,” page [*]);

•	recruitment of experienced commercial bankers and other key employees; and

•	effective leveraging of its capital.

However, Community may encounter unanticipated obstacles in implementing its strategy. If Community is unable to expand its business, as it anticipates based on its strategic plan, Community may not be able to maintain profitability, and there can be no assurance that it will be able to sustain its historical growth rates.

A component of Community’s business strategy is to expand into high growth markets by opening new branches or acquiring other financial institutions. Community may not be able to successfully implement this part of its business strategy, and therefore its market value and profitability may suffer.

Growth through acquisitions of banks represents a component of Community’s business strategy. Any future acquisitions, including the pending acquisition of Cactus Commerce Bank, will be accompanied by the risks commonly encountered in acquisitions. These risks include, among other things:

•	difficulty of integrating the operations and personnel of acquired banks and branches;

•	potential disruption of Community’s ongoing business;

•	inability of Community’s management to maximize its financial and strategic position by the successful implementation of uniform product offerings and the incorporation of uniform technology into Community’s product offerings and control systems;

•	inability to maintain uniform standards, controls, procedures and policies and the impairment of relationships with employees and customers as a result of changes in management, and

•	for acquisitions outside our present market, lack of familiarity with the new markets in which we make acquisitions.

Community cannot assure you that it will be successful in overcoming these risks or any other problems encountered in connection with acquisitions. Community’s inability to improve the operating performance of acquired banks or to integrate successfully their operations could have a material adverse effect on Community’s business, financial condition, results of operations and cash flows. In addition, Community could incur substantial expenses, including the expenses of integrating the business of the acquired bank with its existing business.

Community expects that competition for appropriate acquisition candidates may be significant. It may compete with other banks or financial service companies with similar acquisition strategies, many of which may be larger or have greater financial and other resources than Community has. The purchase price of banks that might be attractive acquisition candidates for Community may significantly exceed the fair values of their net assets. As a result, material goodwill and other intangible assets would be required to be recorded. Community cannot assure you that it will be able to successfully identify and acquire suitable banks on acceptable terms and conditions.

Depending upon the structure of a particular acquisition and the consideration Community may utilize, it may not seek your approval as a stockholder. Further, acquisitions may be structured to include cash consideration that may result in the depletion of a substantial portion of Community’s available cash.

Community’s growth could be hindered unless it is able to recruit additional, qualified employees. Community may have difficulty attracting additional necessary personnel, which may divert resources and limit Community’s ability to successfully expand its operations.

The greater Las Vegas area is experiencing a period of rapid growth, placing a premium on highly qualified employees in a number of industries, including the financial services industry. Community’s business plan includes, and is dependent upon, hiring and retaining highly qualified and motivated executives and employees at every level, including an SBA management and support staff, experienced loan originators and branch managers. Community expects to experience substantial competition in its endeavor to identify, hire and retain the top-quality employees. If Community is unable to hire and retain qualified employees in the near term, it may be unable to successfully execute its business strategy and/or be unable to successfully manage its growth.

Community believes that it has built its management team and personnel, and established an infrastructure, to support its current size. Community’s future success will depend on the ability of its executives and employees to continue to implement and improve its operational, financial and management controls and processes, reporting systems and procedures, and to manage a growing number of client relationships. Community may not be able to successfully implement improvements to its management information and control systems and control procedures and processes in an efficient or timely manner. In particular, its controls and procedures must be able to accommodate an increase in expected loan volume and the infrastructure that comes with new branches.

Community cannot assure you that its growth strategy will not place a strain on its administrative and operational infrastructure. If Community is unable to locate additional personnel and to manage future expansion in its operations, Community may experience compliance and operational issues, have to slow the pace of growth, or have to incur additional expenditures beyond current projections to support such growth, any one of which could adversely affect its business.

Community’s business would be harmed if it lost the services of any of its executive management team.

Community believes that its success to date and prospects for success in the future are substantially dependent on its and Community Bank of Nevada’s executive management team, including Community Bank of Nevada’s Chief Executive Officer, President and Chief Operating Officer, Executive Vice President/Chief Financial Officer, Executive Vice President/Chief Credit Officer, Executive Vice President/Credit Administrator, and Executive Vice President/Chief Risk Manager. The loss of the services of any of these persons could have an adverse effect on Community’s business. Community Bank of Nevada has employment agreements with its Chief Executive Officer, President and Chief Operating Officer, and Executive Vice President/Chief Financial Officer. In light of the relatively small pool of persons involved in the greater Las Vegas area banking industry, Community could have difficulty replacing any of its executive management team or senior officers with equally competent persons who are also familiar with Community’s market area.

There is intense competition in Community’s market area, and Community cannot assure you that it will be able to successfully compete.

Commercial banking in the greater Las Vegas area is a highly competitive business. Increased competition in Community’s market may result in reduced loans and deposits. Community competes for loans and deposits primarily with the local offices of major banks. Community competes with other community banks in its market for customers as well. Community also competes with credit unions, small loan companies, insurance companies, mortgage companies, finance companies, brokerage houses, other financial institutions and out-of-state financial intermediaries, some of which are not subject to the same degree of regulation and restriction as Community and some of which have greater financial resources. Technological advances continue to contribute to greater competition in domestic and international products and services. Ultimately, Community may not be able to compete successfully against current and future competitors.

Community’s allowance for loan losses may not be adequate to cover actual losses particularly given its relatively large individual loan size.

A significant source of risk arises from the possibility that losses could be sustained because borrowers, guarantors and related parties may fail to perform in accordance with the terms of their loans. The underwriting and credit monitoring policies that Community has adopted to address this risk may not prevent unexpected losses that could have a material adverse affect on its business. Most of Community’s loans, or approximately 84%, are secured by real estate. Community Bank of Nevada’s legal lending limit is approximately $25 million. At June 30, 2006, Community had 165 loans in excess of $1 million each, totaling $660 million. These loans comprise approximately 15% of Community’s loan portfolio by number of loans and 82% by total loans outstanding. Community’s average loan size at June 30, 2006 was approximately $739,000 (excluding credit card, overdraft and purchased participation loans). This relatively large average loan size, while an advantage from a cost generation standpoint, can adversely impact Community if one or more of these larger loans becomes delinquent, unstable, impaired, uncollectible or inadequately collateralized.

Like all financial institutions, Community maintains an allowance for loan losses to provide for loan defaults and non-performance. Community’s allowance for loan losses may not be adequate to cover actual loan losses, and future provisions for loan losses could materially and adversely affect Community’s business. Community’s allowance for loan losses is based on its prior experience and peer bank experience, as well as an evaluation of the known risks in the current portfolio, composition and growth of the loan portfolio and economic factors. The determination of the appropriate level of loan loss allowance is an inherently difficult process and is based on numerous assumptions. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, that may be beyond Community’s control and these losses may exceed current estimates. Community cannot assure you that it will not increase the allowance for loan losses further or that regulators will not require Community to increase this allowance. Either of these occurrences could adversely affect Community’s business and prospects.

Provisions in Community’s articles of incorporation and bylaws may limit the ability of another party to acquire it.

Various provisions of Community’s articles of incorporation and by-laws could delay or prevent a third-party from acquiring Community, even if doing so might be beneficial to Community’s stockholders. These provisions provide for, among other things, advance notice for nomination of directors and limitations on the ability of stockholders to call a special meeting of stockholders, which can make minority stockholder representation on the board of directors more difficult to establish.

Community is subject to extensive government regulation. These regulations could adversely affect Community’s business, financial condition, results of operations or cash flows.

Community is subject to extensive regulation by federal, state and local governmental authorities and is subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of its operations. Because Community’s business is highly regulated, the laws, rules and regulations applicable to it are subject to regular modification and change. There are currently proposed various laws, rules and regulations that, if adopted, would impact Community’s operations. Community cannot assure you that these proposed laws, rules and regulations or any other laws, rules or regulations will not be adopted in the future, which could adversely affect Community’s business, financial condition, results of operations or cash flows.

Community’s stock trades less frequently than others.

Although Community’s common stock is listed for trading on the NASDAQ Global Market, the trading volume in Community’s common stock is less than that of other larger financial services companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of Community’s common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Given the lower trading volume of Community’s common stock, significant sales of Community’s common stock, or the expectation of these sales, could cause its stock price to fall.

Community’s stock price is affected by a variety of factors.

Stock price volatility may make it more difficult for you to resell your common stock when you want and at prices you find attractive. Community’s stock price can fluctuate significantly in response to a variety of factors discussed in this section, including, among other things:

•	Actual or anticipated variations in quarterly results of operations.

•	Recommendations by securities analysts.

•	Operating and stock price performance of other companies that investors deem comparable to Community’s company.

•	News reports relating to trends, concerns and other issues in the financial services industry.

•	Perceptions in the marketplace regarding Community’s company and/or its competitors.

Community’s common stock is not an insured deposit.

Community’s common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in Community’s common stock is inherently risky for the reasons described in this “Risk Factors” section and elsewhere in this joint proxy statement-prospectus and is subject to the same market forces that affect the price of common stock in any company. As a result, if you acquire Community’s common stock, you may lose some or all of your investment.

THE SPECIAL MEETINGS

Joint Proxy Statement—Prospectus

This joint proxy statement—prospectus is being furnished to you in connection with the solicitations of proxies by each of our boards of directors in connection with our respective special meetings of stockholders.

This joint proxy statement—prospectus is first being furnished to our stockholders on or about                     , 2006.

Date, Time and Place of the Special Meetings

The special meetings are scheduled to be held as follows:

For Community Stockholders:	For Valley Stockholders:
[*]	[*]

Purpose of the Special Meetings

Valley. At the Valley special meeting, Valley’s stockholders will be asked to consider and vote upon a proposal to adopt the merger agreement.

Community. At the Community special meeting, Community’s stockholders will be asked to consider and vote upon a proposal to adopt the merger agreement. In addition, Community’s stockholders will be asked to consider and vote upon a proposal to approve an amendment to Community’s articles of incorporation increasing the number of authorized shares of Community common stock to 30,000,000.

Record Date

The boards of directors of each of Community and Valley have selected the close of business on [*], 2006 as the record date for the determination of stockholders entitled to notice of, and to vote at, our respective special meetings. At that date, there were [*] outstanding shares of Valley common stock entitled to vote at Valley’s special meeting, and there were [*] shares of Community common stock entitled to vote at Community’s special meeting.

Votes Required

Valley. The required quorum for the transaction of business at the Valley special meeting is a majority of the shares of Valley’s common stock entitled to vote at the special meeting. The affirmative vote of holders of a majority of the shares of Valley common stock outstanding on the record date is required to adopt the merger agreement. Shares voted on a matter are treated as being present for purposes of establishing a quorum. Abstentions and broker nonvotes will be counted for determining a quorum, but will not be counted for purposes of determining the number of votes cast “FOR” or “AGAINST” any matter.

Community. The required quorum for the transaction of business at the Community special meeting is a majority of the shares of Community’s common stock entitled to vote at the special meeting. The affirmative vote of holders of a majority of the shares of Community common stock outstanding on the record date is required to adopt the merger agreement and to approve the amendment to its articles of incorporation. Shares voted on a matter are treated as being present for purposes of establishing a quorum. Abstentions and broker non-votes will be counted for determining a quorum, but will not be counted for purposes of determining the number of votes cast “FOR” or “AGAINST” any matter.

Proxies

All shares of Valley common stock and Community common stock represented by properly executed proxies received before or at the applicable special meeting will, unless revoked, be voted in accordance with the instructions indicated on those proxies. If no instructions are indicated on a properly executed proxy card, the shares will be voted FOR adoption of the merger agreement and, in the case of Community, for approval of the amendment to its articles of incorporation. If you return a properly executed proxy card and have identified that you have abstained from voting, your Valley common stock or Community common stock represented by the proxy will be considered present at the applicable special meeting for purposes of determining a quorum, but will be considered a vote against the proposals. We urge you to mark each applicable box on the proxy card to indicate how to vote your shares.

If your shares are held in an account at a broker or a bank, you must instruct the broker or bank how to vote your shares. If an executed proxy returned by a broker or a bank holding shares indicates that the broker or bank does not have discretionary authority to vote on a particular matter, the shares will be considered present at the meeting for purposes of establishing a quorum, but will be considered a vote against the proposals. This is called a broker non-vote. Your broker or bank will vote your shares only if you provide instructions on how to vote by following the instructions provided to you by your broker or bank.

Because approval of the merger by Valley and approval of the merger and the amendment to Community’s articles of incorporation by Community requires the affirmative vote of a majority of the outstanding shares of Valley and Community, respectively, abstentions, failures to vote and broker non-votes will have the same effect as a vote against the merger.

Neither Community nor Valley expects that any matter other than the proposal to adopt the merger agreement and, in the case of Community’s special meeting, the proposal to amend Community’s articles of incorporation, will be brought before its special meeting. If, however, other matters are properly presented, the persons named as proxies will vote in accordance with their judgment with respect to those matters, unless you withhold authority to do so on the proxy card or voting instruction card.

Any holder of common stock may revoke a proxy at any time before it is voted by:

•	filing with the secretary of Valley at 1300 S. Jones Blvd, Las Vegas, Nevada 89146 an instrument revoking the proxy;

•	filing with the secretary of Community at 400 S. 4th Street, Suite 215, Las Vegas, Nevada 89101 an instrument revoking the proxy;

•	returning a duly executed proxy bearing a later date; or

•	attending your special meeting and voting in person, provided you notify the Secretary of your company before voting begins that you are revoking your proxy and voting in person. Attendance at your special meeting will not by itself constitute revocation of a proxy.

Solicitation of Proxies

In addition to soliciting proxies by mail, each of our respective officers, directors and employees, without receiving any additional compensation, may solicit proxies by telephone or fax, in person or by other means. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries to forward proxy solicitation materials to the beneficial owners of our respective common stock held of record by such persons, and such brokerage firms, custodians, nominees and fiduciaries will be reimbursed for reasonable out-of-pocket expenses incurred by them in connection therewith. Community will pay all expenses related to printing and filing this joint proxy statement—prospectus, including all filing fees of the SEC.

Do not send your Valley stock certificates in the envelope provided for returning your proxy card. The stock certificates should only be forwarded to the exchange agent with the letter of transmittal form which will be mailed to you separately.

THE MERGER

General

As used in this section, the term “the merger” means the merger of Valley with and into Community, and the term “bank merger” means the merger of Valley Bank with and into Community Bank of Nevada. The merger and bank merger are governed by the Agreement to Merge and Plan of Reorganization dated as of June 28, 2006 (the “merger agreement”). Stockholders of Valley will have the election to receive shares of common stock of Community, cash or a combination in exchange for their shares of Valley.

This section of the joint proxy statement—prospectus describes certain aspects of the merger, including the background of the merger and Valley’s and Community’s reasons for the merger.

Background of the Merger

Valley, headquartered in Las Vegas, Nevada, has been providing banking services to individuals and small-to-medium-sized businesses in Clark County and the surrounding areas of Nevada since 1998. Valley Bank is a state chartered commercial bank with four branches in Clark County (two in Las Vegas and two in Henderson) and one branch in Pahrump, NV, west of Las Vegas near the California border. Valley went public (NASDAQ: VLLY) on September 23, 2004 with a $19.1 million initial public offering of common stock at $18.00 per share.

Several financial institutions have, from time to time, expressed interest in acquiring Valley, though never upon terms the board found acceptable. However, the board and senior management determined that Valley should consider offers that would maximize stockholder value consistent with its fiduciary duties while at the same time continuing to build a successful and profitable banking franchise.

Community and Valley first discussed the opportunity of a merger on May 5, 2006, when Edward M. Jamison, Chairman & CEO of Community, met with Barry Hulin, CEO of Valley, to discuss the potential of a business combination. At that meeting it was determined that Community might be interested in pursuing a discussion concerning an acquisition of Valley. Mr. Hulin indicated that Community should put together an indication of interest outlining the terms of the proposed transaction to share with the Valley board of directors.

Community sent a proposal dated May 12, 2006, to Valley with a proposed price of $44.00 per share, subject to a full due diligence review. The letter, based on publicly available information, proposed a 75% stock and 25% cash consideration mix and an expiration date of May 26th. The proposal also requested a forty-five day exclusivity period to mutually negotiate a transaction. Community, who had been working with Keefe, Bruyette & Woods, Inc., or KBW, on analyzing the transaction prior to the letter, formally engaged KBW on May 12, 2006.

At its regular monthly board meeting held on May 17, 2006, the board discussed the indication of interest from Community dated May 12, 2006, and authorized Barry Hulin to engage Sandler O’Neill to help analyze the proposed transaction, and to negotiate, with the assistance of Sandler O’Neill, an enhanced per share consideration. Community subsequently revised its indication of interest and submitted a letter to Valley on May 24, 2006, with a proposed price of $46.00 per share. The revised indication of interest was discussed by the Valley board at a special meeting on May 25, 2006. At the May 25, 2006, board meeting, the Valley board of directors received presentations from Sandler O’Neill and Graham & Dunn, legal counsel to Valley, regarding the merits and considerations of a potential merger with Community. At the May 25, 2006, board meeting, Valley agreed to exchange financial information, conduct mutual due diligence and begin negotiating a definitive agreement. Community and Valley executed Confidentiality Agreements on May 25, 2006.

After completing due diligence and additional meetings and discussions, the merger agreement was negotiated. The transaction was approved by the Community board of directors on June 27, 2006 and the Valley board of directors on June 28, 2006. The definitive agreement was executed on June 28, 2006 by both parties and the transaction was publicly announced.

Recommendation of, and Factors Considered by, Valley’s Board of Directors

The Valley board of directors believes that the terms of the merger are fair and are in the best interests of Valley and its stockholders and recommends that the stockholders of Valley vote FOR the approval of the merger.

At a meeting of Valley’s board of directors on June 28, 2006, after due consideration, the board:

•	determined that the merger agreement and the merger are fair and in the best interests of Valley and its stockholders; and

•	approved the merger agreement.

In reaching its conclusion to proceed with the merger, Valley’s board of directors considered information and advice from several specialists, including investment bankers and legal counsel. All material facts considered by Valley’s board of directors have been disclosed. In approving the merger agreement, the board of directors considered a number of factors, including the following:

•	the consideration provided for in the merger agreement represents fair consideration;

•	the terms of the merger agreement and other documents to be executed in connection with the merger, including the closing conditions and termination rights, are fair;

•	the capital of the consolidated institution will provide a better opportunity to expand and leverage the overall expense structure of the consolidated company;

•	the current and prospective economic environment and increasing regulatory and competitive burdens and constraints facing financial institutions generally, and the likely effect of these factors on Valley on both a stand-alone basis and in the context of the proposed merger;

•	the consolidation occurring in the banking industry and the increased competition from other financial institutions in the Las Vegas area;

•	the similarity of corporate cultures and other attributes of Valley and Community;

•	the opportunity for Valley’s stockholders to participate in the potential future growth in value of the combined company as stockholders of Community following the merger;

•	the board’s review, with its legal and financial advisors, of alternatives to the merger, the range and possible value to Valley’s stockholders obtainable though such alternatives and the timing and likelihood of such alternatives;

•	the expertise of Community’s senior management, its competitive position in the geographic market served by both Valley and Community; and

•	the financial analysis and presentation of Valley’s investment banking firm and its opinion that the merger consideration to be received is fair, from a financial point of view, to Valley’s stockholders.

Valley’s board of directors also identified and considered a number of risks and uncertainties in its deliberations concerning the merger, but concluded that the anticipated benefits of the merger were likely to outweigh these risks. The risks included:

•	the possible disruption to Valley’s business that may result from the announcement of the transaction and the resulting distraction of its management’s attention from the day-to-day operations of Valley’s business;

•	the difficulty inherent in integrating two businesses and the risk that the cost efficiencies, synergies and other benefits expected to be obtained as a result of the merger may not be fully realized;

•	the restrictions contained in the merger agreement on the operation of Valley’s business during the period between the signing of the merger agreement and the completion of the merger;

•	the termination fee to be paid by Valley if the merger agreement is terminated under certain circumstances;

•	the possibility that the merger might not be completed and the effect of the resulting public announcement of the termination of the merger agreement on, among other things, Valley’s operating results, particularly in light of the costs incurred in connection with the transaction;

•	the fact that the exact per share consideration to be receive by Valley stockholders will not be known until shortly prior to the closing the merger, and that the merger consideration is largely comprised of Community common stock, the trading price of which is subject to volatility.

Although each member of Valley’s board of directors individually considered these and other factors, the board of directors did not collectively assign any specific or relative weights to the factors considered and did not make any determination with respect to any individual factor. The board of directors collectively made its determination based on the conclusion reached by its members, in light of the facts that each of them considered appropriate, that the merger is in the best interests of Valley and its stockholders.

At the June 28, 2006 meeting, Valley’s board of directors voted eight to three to approve the merger agreement. Subsequently, two of the directors who had not voted to approve the merger agreement, on their own initiative, advised Valley that upon further reflection they desired to change their votes and to approve the merger agreement. Director Gary Vause, who did not vote to approve the merger agreement, advised the board of directors that he believed that Valley had business prospects as an independent community banking institution which had not fully matured, and that he believed that stockholder value could be added by remaining independent.

Valley’s board of directors realized that there can be no assurance about future results, including results expected or considered in the factors listed above. However, the board of directors concluded that the potential positive factors outweighed the potential risks of completing the merger.

It should be noted that this explanation of the board of director’s reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Forward Looking Statements.”

For the reasons set forth above, the Valley board of directors determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Valley and its stockholders, and approved and adopted the merger agreement. The Valley board of directors recommends that the Valley stockholders vote FOR the adoption of the merger agreement.

Recommendation of, and Factors Considered by, Community’s Board of Directors

The Community board of directors believes that the terms of the merger are fair, and are in the best interests of Community and its stockholders and unanimously recommends that the stockholders of Community vote FOR the approval of the merger.

At a meeting of Community’s board of directors on June 27, 2006, after due consideration, the board:

•	determined that the merger agreement and the merger are fair and in the best interests of Community and its stockholders; and

•	approved the merger agreement.

In reaching its conclusion to proceed with the merger, Community’s board of directors considered information and advice from several specialists, including investment bankers and legal counsel. All material facts considered by Community’s board of directors have been disclosed. In approving the merger agreement, the board of directors considered a number of factors, including the following:

•	the board’s familiarity with and review of Valley’s business, operations, financial condition and earnings on a historical and prospective basis, including, without limitation, its potential growth and profitability;

•	the current and prospective economic and competitive environment facing the financial services industry generally;

•	the fact that the transaction will expand Community’s presence in the high growth Clark County, Nevada market and establish its presence in Nye County, Nevada;

•	the fact that Valley’s operating philosophy and business lines complement Community’s operating philosophy and business lines;

•	the belief that the cultural philosophy of Valley’s management team and staff fits well with Community’s strategic initiatives;

•	the compatibility of the merger with the long-term community banking strategy of Community;

•	the opinion of KBW that the financial consideration to be paid in the merger is fair to Community from a financial point of view; and

•	the belief that the transaction should be accretive to earnings per share in the first year after completion of the merger.

The foregoing discussion of the information and factors considered by Community’s board of directors is not intended to be exhaustive, but is believed to include the material facts considered by the board. In reaching its determination to approve and recommend the merger agreement, Community’s board of directors did not assign any relative weights to the foregoing factors and individual directors may have given different weights to different factors.

For the reasons set forth above, the Community board of directors unanimously determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Community and its stockholders, and approved and adopted the merger agreement. The Community board of directors unanimously recommends that the Community stockholders vote “FOR” the adoption of the merger agreement.

Fairness Opinions

Decision by Each Board to Engage Financial Advisor. Both Valley and Community were represented by independent financial advisors in connection with the merger. Valley engaged Sandler O’Neill + Partners, L.P., as its financial advisor. Community engaged Keefe, Bruyette & Woods, Inc., as its financial advisor. Each company’s respective financial advisor has issued a fairness opinion with respect to the consideration to be paid in the merger. A discussion of each firm’s opinion follows.

Opinion of Valley’s Financial Advisor.

By letter dated May 12, 2006, Valley retained Sandler O’Neill to act as its financial advisor in connection with a possible business combination with Community. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill acted as financial advisor to Valley in connection with the proposed merger and participated in certain of the negotiations leading to the merger agreement. At the June 28, 2006 meeting at which Valley’s board considered and approved the merger agreement, Sandler O’Neill delivered to the board its oral opinion, subsequently confirmed in writing, that, as of such date, the merger consideration was fair to Valley’s stockholders from a financial point of view. Sandler O’Neill has confirmed its June 28, 2006 opinion by delivering to the board a written opinion dated the date of this joint proxy statement-prospectus. In rendering its updated opinion, Sandler O’Neill confirmed the appropriateness of its reliance on the analyses used to render its earlier opinion by reviewing the assumptions upon which its analyses were based, performing procedures to update certain of its analyses and reviewing the other factors considered in rendering its opinion. The full text of Sandler O’Neill’s updated opinion is attached as Appendix B to this joint proxy statement-prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. We urge Valley stockholders to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to the Valley board and is directed only to the fairness of the merger consideration to Valley stockholders from a financial point of view. It does not address the underlying business decision of Valley to engage in the merger or any other aspect of the merger and is not a recommendation to any Valley stockholder as to how such stockholder should vote at the special meeting with respect to the merger or any other matter.

In connection with rendering its opinion, Sandler O’Neill reviewed and considered, among other things:

(1)	the merger agreement;

(2)	certain publicly available financial statements and other historical financial information of Valley that they deemed relevant;

(3)	certain publicly available financial statements and other historical financial information of Community that they deemed relevant;

(4)	consensus earnings per share estimates for Valley for the years ending December 31, 2006 and 2007, as published by First Call and reviewed with the senior management of Valley and internal financial projections for the years ending December 31, 2006, 2007 and 2008 as provided by senior management of Valley;

(5)	consensus earnings per share estimates for Community for the years ending December 31, 2006 and 2007, as published by First Call and reviewed with the senior management of Community and internal financial projections for the years ending December 31, 2006, 2007, 2008 and 2009 as provided by senior management of Community;

(6)	the pro forma financial impact of the merger on Community, based on assumptions relating to transaction expenses, purchase accounting adjustments, revenue enhancements and cost savings determined by senior managements of Valley and Community;

(7)	the publicly reported historical price and trading activity for Valley’s and Community’s common stock, including a comparison of certain financial and stock market information for Valley and Community with similar publicly available information for certain other companies the securities of which are publicly traded;

(8)	the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available;

(9)	the current market environment generally and the banking environment in particular; and

(10)	such other information, financial studies, analyses and investigations and financial, economic and market criteria as they considered relevant.

Sandler O’Neill also discussed with certain members of senior management of Valley the business, financial condition, results of operations and prospects of Valley and held similar discussions with certain members of senior management of Community regarding the business, financial condition, results of operations and prospects of Community.

In performing its reviews and analyses and in rendering its opinion, Sandler O’Neill assumed and relied upon the accuracy and completeness of all the financial information, analyses and other information that was publicly available or otherwise furnished to, reviewed by or discussed with it and further relied on the assurances of senior management of Valley and Community that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. Sandler O’Neill was not asked to and did not independently verify the accuracy or completeness of any of such information and they did not assume any responsibility or liability for its accuracy or completeness. Sandler O’Neill did not make an independent evaluation or appraisal of the assets, the collateral securing assets or the liabilities, contingent or otherwise, of Valley or Community or any of their respective subsidiaries, or the collectibility of any such assets, nor was it furnished with any such evaluations or appraisals. Sandler O’Neill is not an expert in the evaluation of allowances for loan losses and it did not make an independent evaluation of the adequacy of the allowance for loan losses of Valley or Community, nor did it review any individual credit files relating to Valley or Community. With Valley’s consent, Sandler O’Neill assumed that the respective allowances for loan losses for both Valley and Community were adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. In addition, Sandler O’Neill did not conduct any physical inspection of the properties or facilities of Valley or Community.

Sandler O’Neill’s opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of the opinion. Sandler O’Neill assumed, in all respects material to its analysis, that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the merger agreement are not waived. Sandler O’Neill also assumed, with Valley’s consent, that there had been no material change in Valley’s and Community’s assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to them, that Valley and Community will remain as going concerns for all periods relevant to its analyses, and that the merger will qualify as a tax-free reorganization for federal income tax purposes. With Valley’s consent, Sandler O’Neill relied upon the advice Valley received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement.

In rendering its June 28, 2006 opinion, Sandler O’Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O’Neill, but is not a complete description of all the analyses underlying Sandler O’Neill’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to Valley or Community and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Valley or Community and the companies to which they are being compared.

The internal financial projections used and relied upon by Sandler O’Neill in its analyses for Valley were provided by Valley senior management who confirmed to Sandler O’Neill that those financial projections reflected the best currently available estimates and judgments of the future financial performance of Valley. With respect to the financial projections and growth estimates for Community, with Valley’s consent, Sandler O’Neill used and relied on the financial projections and growth estimates provided by the senior management of Community and those financial projections and growth estimates reflected the best currently available estimates and judgments of the future financial performance of Community. With respect to such financial projections and all of the projections of transaction costs, purchase accounting adjustments and expected cost savings relating to the merger, the managements of the respective institutions confirmed to Sandler O’Neill that they reflected the best currently available estimates and judgments of such managements of the future financial performance of Valley and Community, respectively, and Sandler O’Neill assumed for purposes of its analyses that such performances would be achieved. Sandler O’Neill expressed no opinion as to such financial projections or the assumptions on which they were based.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Valley, Community and Sandler O’Neill. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the Valley board at the board’s June 28, 2006 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of Valley’s common stock or Community’s common stock or the prices at which Valley’s or Community’s common stock may be sold at any time.

Summary of Proposal. Sandler O’Neill reviewed the financial terms of the proposed transaction. Community is offering stockholders of Valley common stock a fixed amount of cash (approximately $32.5 million in aggregate) and a varying amount of shares of Community common stock based on the Community average closing price. If the Community average closing price is between $28.26 and $34.54, the consideration to be paid per Valley common share will be $46.00. The merger consideration is subject to certain possible adjustments as follows: if the Community Average Price is greater than $34.54, the amount of Community shares issued to holders of Valley common stock will be fixed at 0.9988 per Valley share. If the Community Average Price is less than $28.26, the amount of Community shares issued to holders of Valley common stock will be fixed at 1.2208 per Valley share. Based upon the closing price of Community’s common stock on June 27, 2006 of $30.29, Sandler O’Neill calculated implied consideration of $46.00 per share of Valley common stock.

Based upon financial information for Valley for the twelve months ended March 31, 2006, Sandler O’Neill calculated the following ratios:

Transaction Ratios

Transaction price/Last Twelve Months Earnings Per Share	22.1	x
Transaction price/mean First Call 2006 EPS estimates	19.1	x
Transaction price/tangible book value per share	299%
Transaction price/stated book value per share	299%
Tangible book premium/core deposits (1)	36.7%
Premium to market price (2)	19.7%

(1)	Assumes 73.9% of Valley’s deposits are core deposits.
(2)	Based on Valley’s closing price of $38.43 as of June 27, 2006.

For purposes of Sandler O’Neill’s analyses, earnings per share were based on fully diluted earnings per share. The aggregate transaction value was approximately $137.4 million, based upon 2,827,881 shares of Valley common stock outstanding and including the intrinsic value of options to purchase an aggregate of 205,957 shares with a weighted average strike price of $10.38.

Comparable Company Analysis. Sandler O’Neill used publicly available information to compare selected financial and market trading information for Valley and a group of financial institutions headquartered in Southern California and the greater Las Vegas area selected by Sandler O’Neill, or the “Valley Peer Group”. The Valley Peer Group consisted of the following publicly traded commercial banks with total assets between $200 million and $900 million, last twelve months return on average assets greater than 1.0% and tangible equity to tangible assets greater than 7.0%:

1st Pacific Bank of California	First Commerce Bancorp
Business Bank Corporation	Pacific City Bank
Canyon National Bank	Saehan Bancorp
Desert Community Bank	Silver State Bancorp

The analysis compared financial information for Valley and the median data for the commercial banks in the Valley Peer Group. The table below sets forth the comparative data as of and for the twelve months ending March 31, 2006, with pricing data as of June 27, 2006:

	Valley		Valley Peer Group Median
Total assets (in millions)	$407.7		$360.4
Tangible equity/tangible assets	10.67%		8.52%
LTM return on average assets	1.68%		1.49%
LTM return on average equity	15.14%		17.21%
Price/tangible book value per share	249.78%		257.72%
Price/LTM EPS	18.48	x	18.06	x
Market capitalization (in millions)	$108.7		$91.6

Sandler O’Neill used publicly available information to compare selected financial and market trading information for Community and a group of financial institutions headquartered in Southern California and the greater Las Vegas area selected by Sandler O’Neill, or the “Community Peer Group”. The Community Peer Group consisted of the following publicly traded commercial banks with total assets between $500 million and $5.0 billion, last twelve months return on average assets greater than 1.0% and tangible equity to tangible assets greater than 7.0%:

Desert Community Bank	Saehan Bancorp
First Community	Silver State Bancorp
Nara Bancorp Inc.	Western Alliance Bancorp
Preferred Bank

The analysis compared financial information for Community and the median data for the commercial banks in the Community Peer Group. The table below sets forth the comparative data as of and for the twelve months ending March 31, 2006, with pricing data as of June 27, 2006:

	Community		Community Peer Group Median
Total assets (in millions)	$960.2		$1,159.1
Tangible equity/tangible assets	9.25%		8.09%
LTM return on average assets	1.43%		1.67%
LTM return on average equity	11.55%		15.92%
Price/tangible book value per share	258.31%		328.66%
Price/LTM EPS	19.80	x	18.70	x
Price/estimated 2006 EPS	15.38	x	16.28	x
Market capitalization (in millions)	$223.7		$346.2

Stock Trading History. Sandler O’Neill reviewed the history of the reported trading prices and volume of Valley’s common stock and the relationship between the movements in the prices of Valley’s common stock to movements in certain stock indices, including the Standard & Poor’s 500 Index, the NASDAQ Bank Index, the Standard & Poor’s Bank Index and the median performance of the Valley Peer group of publicly traded commercial banks selected by Sandler O’Neill (listed in the “Comparable Company Analysis” above). During the one-year period ended June 27, 2006, Valley’s common stock underperformed the Valley Peer Group and outperformed the other indices to which it was compared.

Valley’s One-Year Stock Performance

	Beginning Value June 24, 2005	Ending Value June 27, 2006
Valley	100.00%	130.36%
Valley Peer Group	100.00	136.03
NASDAQ Bank Index	100.00	104.08
S&P Bank Index	100.00	103.01
S&P 500 Index	100.00	104.00

During the period from September 23, 2004, the date of Valley’s initial public offering, to June 27, 2005, Valley’s common stock outperformed each of the indices to which it was compared.

Valley’s Stock Performance Since Initial Public Offering

	Beginning Value September 23, 2004	Ending Value June 27, 2006
Valley	100.00%	182.74%
Valley Peer Group	100.00	182.61
NASDAQ Bank Index	100.00	112.60
S&P Bank Index	100.00	107.40
S&P 500 Index	100.00	111.80

Sandler O’Neill also reviewed the history of the reported trading prices and volume of Community’s common stock and the relationship between the movements in the prices of Community’s common stock to movements in certain stock indices, including the Standard & Poor’s 500 Index, the NASDAQ Bank Index, the Standard & Poor’s Bank Index and the median performance of the Community Peer Group of publicly traded commercial banks selected by Sandler O’Neill (listed in the “Comparable Company Analysis” above). During the one-year period ended June 27, 2006, Community’s common stock underperformed each of the indices to which it was compared.

Community’s One-Year Stock Performance

	Beginning Value June 24, 2005	Ending Value June 27, 2006
Community	100.00%	102.75%
Community Peer Group	100.00	132.38
NASDAQ Bank Index	100.00	104.08
S&P Bank Index	100.00	104.00
S&P 500 Index	100.00	103.01

During the period from December 10, 2004, the date of Community’s initial public offering, to June 27, 2005, Community’s common stock underperformed the Community Peer group and Standard & Poor’s 500 Index and outperformed the NASDAQ Bank Index and the Standard & Poor’s Bank Index.

Community’s Stock Performance Since Initial Public Offering

	Beginning Value December 10, 2004	Ending Value June 27, 2006
Community	100.00%	103.20%
Community Peer Group	100.00	139.05
NASDAQ Bank Index	100.00	98.43
S&P Bank Index	100.00	101.13
S&P 500 Index	100.00	104.31

Analysis of Selected Merger Transactions. Sandler O’Neill reviewed fifty-nine merger transactions announced nationwide from January 1, 2005 through June 27, 2006 involving commercial banks as acquired institutions with transaction values greater than $50 million and less than $250 million. Sandler O’Neill also reviewed eleven merger transactions announced during the same period involving commercial banks in the Western Region (Arizona, California, Hawaii, Idaho, Montana, Nevada, Oregon, Washington and Wyoming) with transaction values greater than $50 million and less than $250 million. Sandler O’Neill reviewed the multiples of transaction price at announcement to last twelve months’ earnings per share, transaction price to book value per share, transaction price to tangible book value per share, tangible book premium to core deposits and premium to market price and computed high, low, mean and median multiples and premiums for the transactions. The median multiples were applied to Valley’s financial information as of and for the twelve months ended March 31, 2006. As illustrated in the following table, Sandler O’Neill derived an imputed range of values per share of Valley’s common stock of $34.24 to $48.75 based upon the median multiples for nationwide commercial bank transactions and $33.73 to $47.76 based upon the median multiples for Western Region commercial bank transactions. Based upon the closing price of Community’s common stock on June 27, 2006 of $30.29, the implied transaction value of the merger as calculated by Sandler O’Neill was $46.00 per share.

Nationwide & Western Region Transaction Multiples

	Nationwide			Western Region
	Median Multiple		Implied Value	Median Multiple		Implied Value
Transaction price/LTM EPS	23.44	x	$48.75	19.51	x	$40.57
Transaction price/book value	281.27%		$43.28	301.68%		$46.42
Transaction price/tangible book value	283.55%		$43.63	301.68%		$46.42
Tangible book premium/core deposits	22.76%		$34.24	22.16%		$33.73
Premium to market	22.19%		$46.96	24.27%		$47.76

Net Present Value Analysis. Sandler O’Neill performed an analysis that estimated the present value of the projected future stream of after-tax net income of Valley through December 31, 2008 under various circumstances, assuming that Valley performed in accordance with the earnings projections generated by and reviewed with management. The analysis assumed that Valley did not pay a cash dividend to its stockholders. To approximate the terminal value of Valley common stock at December 31, 2008, Sandler O’Neill applied price to earnings multiples ranging from 14x to 22x and multiples of price to tangible book value ranging from 150% to 350%. The income streams and terminal values were then discounted to present values using different discount rates ranging from 11% to 17% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Valley common stock. Sandler O’Neill also varied Valley’s forecasted net income using a range of 25% under forecast to 25% over forecast, and used a discount rate of 13.49% for this analysis. As illustrated in the following tables, this analysis indicated an imputed range of values of Valley common stock of $35.68 to $64.80 per share when applying the price to earnings multiples, $24.18 to $65.20 when applying multiples of tangible book value and $29.10 to $76.21 when varying the projected net income forecast. Based upon the closing price of Community’s common stock on June 27, 2006 of $30.29, the implied transaction value of the merger as calculated by Sandler O’Neill was $46.00 per share.

	Multiple of Price / Earnings
Discount Rate		14.0x	16.0x	18.0x	20.0x	22.0x
	11.00%	$41.24	$47.13	$53.02	$58.91	$64.80
	12.00	40.23	45.98	51.73	57.47	63.22
	13.00	39.26	44.87	50.48	56.09	61.70
	14.00	38.32	43.80	49.27	54.74	60.22
	15.00	37.41	42.76	48.10	53.45	58.79
	16.00	36.53	41.75	46.97	52.19	57.41
	17.00	35.68	40.78	45.87	50.97	56.07

	Multiple of Price / Tangible Book Value
Discount Rate		150%	200%	250%	300%	350%
	11.00%	$27.94	$37.26	$46.57	$55.89	$65.20
	12.00	27.26	36.35	45.44	54.53	63.62
	13.00	26.61	35.47	44.34	53.21	62.08
	14.00	25.97	34.62	43.28	51.94	60.59
	15.00	25.35	33.80	42.25	50.70	59.16
	16.00	24.76	33.01	41.26	49.51	57.76
	17.00	24.18	32.24	40.30	48.36	56.42

	Multiple of Price / Earnings
		14.0x	16.0x	18.0x	20.0x	22.0x
Under Budget	-25.00%	$29.10	$33.25	$37.41	$41.57	$45.72
	-20.00	31.04	35.47	39.90	44.34	48.77
	-15.00	32.98	37.69	42.40	47.11	51.82
	-10.00	34.92	39.90	44.89	49.88	54.87
	-5.00	36.86	42.12	47.39	52.65	57.92
Match Budget	0.00	38.80	44.34	49.88	55.42	60.97
	5.00	40.74	46.56	52.38	58.19	64.01
	10.00	42.68	48.77	54.87	60.97	67.06
	15.00	44.62	50.99	57.36	63.74	70.11
	20.00	46.56	53.21	59.86	66.51	73.16
Exceed Budget	25.00	48.50	55.42	62.35	69.28	76.21

Sandler O’Neill also performed an analysis that estimated the present value of the projected future stream of after-tax net income of Community through December 31, 2008 under various circumstances, assuming that Community performed in accordance with the earnings projections generated by and reviewed with management. The analysis assumed that Community did not pay a cash dividend to its stockholders. To approximate the terminal value of Community common stock at December 31, 2008, Sandler O’Neill applied price to earnings multiples ranging from 14x to 22x and price to tangible book value ranging from 150% to 350%. The income streams and terminal values were then discounted to present values using different discount rates ranging from 11% to 17% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Community common stock. Sandler O’Neill also varied Community’s forecasted net income using a range of 25% under forecast to 25% over forecast, and used a discount rate of 13.49% for this analysis. As illustrated in the following tables, this analysis indicated an imputed range of values per share of Community common stock of $28.28 to $51.37 when applying the price to earnings multiples, $17.52 to $47.25 when applying multiples of tangible book value and $23.07 to $60.41 when varying the projected net income forecast. The closing value of Community common stock on June 27, 2006 was $30.29 per share.

	Multiple of Price / Earnings
Discount Rate		14.0x	16.0x	18.0x	20.0x	22.0x
	11.00%	$32.69	$37.36	$42.03	$46.70	$51.37
	12.00	31.89	36.45	41.01	45.56	50.12
	13.00	31.12	35.57	40.01	44.46	48.91
	14.00	30.38	34.72	39.06	43.40	47.74
	15.00	29.66	33.89	38.13	42.37	46.60
	16.00	28.96	33.10	37.23	41.37	45.51
	17.00	28.28	32.32	36.36	40.40	44.45

	Multiple of Price / Tangible Book Value
Discount Rate		150%	200%	250%	300%	350%
	11.00%	$20.25	$27.00	$33.75	$40.50	$47.25
	12.00	19.75	26.34	32.92	39.51	46.09
	13.00	19.28	25.70	32.13	38.56	44.98
	14.00	18.82	25.09	31.36	37.63	43.90
	15.00	18.37	24.49	30.62	36.74	42.86
	16.00	17.94	23.92	29.90	35.88	41.85
	17.00	17.52	23.36	29.20	35.04	40.88

	Multiple of Price / Earnings
		14.0x	16.0x	18.0x	20.0x	22.0x
Under Budget	-25.00%	$23.07	$26.36	$29.66	$32.95	$36.25
	-20.00	24.60	28.12	31.63	35.15	38.66
	-15.00	26.14	29.88	33.61	37.34	41.08
	-10.00	27.68	31.63	35.59	39.54	43.50
	-5.00	29.22	33.39	37.56	41.74	45.91
Match Budget	0.00	30.75	35.15	39.54	43.94	48.33
	5.00	32.29	36.91	41.52	46.13	50.75
	10.00	33.83	38.66	43.50	48.33	53.16
	15.00	35.37	40.42	45.47	50.53	55.58
	20.00	36.91	42.18	47.45	52.72	57.99
Exceed Budget	25.00	38.44	43.94	49.43	54.92	60.41

In connection with its analyses, Sandler O’Neill considered and discussed with the Valley board how the present value analyses would be affected by changes in the underlying assumptions. Sandler O’Neill noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Contribution Analysis. Sandler O’Neill reviewed the relative contributions to be made by Valley and Community to the combined institution based on financial information of both companies as of March 31, 2006. The percentage of pro forma common shares owned was determined using Community’s stock price as of June 27, 2006. This analysis indicated that the implied contributions to the combined entity were as follows:

Contribution Analysis

	Valley	Community
Assets	30%	70%
Net loans	30%	70%
Core deposits (1)	28%	72%
Tangible equity	33%	67%
Last twelve months net income	36%	64%
Estimated 2006 net income (2)	33%	67%
Estimated 2007 net income (2)	34%	66%
Pro forma common ownership (3)	36%	64%

(1)	Assumes 74% of Valley’s deposits are core deposits and 89% of Community’s deposits are core deposits.
(2)	Based on management’s internal forecast for Valley and Community respectively.
(3)	Based on an implied stock exchange ratio of 1.4650 (at the midpoint of the pricing collar) assuming a 100% stock transaction.

Pro Forma Merger Analysis. Sandler O’Neill analyzed certain potential pro forma effects of the merger, assuming the following: (1) the merger closes in the fourth quarter of 2006, (2) 100% of Valley’s shares are exchanged for Community common stock and cash (as described above under “Summary of Proposal”), (3) earnings per share projections for Valley and Community are consistent with internal projections and guidance as discussed with management of both companies for the years ended December 31, 2006, 2007 and 2008, and (4) purchase accounting adjustments, charges and transaction costs associated with the merger and cost savings determined by the senior managements of Community and Valley. This analysis was performed using three potential exchange ratios for the stock portion of the consideration determined pursuant to the merger agreement based upon the Community average closing price. In order to illustrate the pro forma accretive/dilutive impact of the transaction at those exchange ratios, Sandler O’Neill used Community average closing prices equal to $28.26, $30.29 (the closing price of Community’s common stock as of June 27, 2006) and $34.54. The results of the analyses illustrate the number of shares issuable in the merger at the closing price of Community’s common stock as of June 27, 2006 and the maximum and minimum number of shares, respectively and calculates the related accretion to earnings per share at December 31, 2007 (the first full year following completion of the merger) and dilution to tangible book value at December 31, 2006 (the assumed closing date of the merger). The following tables show the results of those analyses at the alternative exchange ratios:

Community Average Price	Stock Exchange Ratio	Shares Issued	Transaction Value	2007 EPS Accretion	12/31/05 TBV Dilution
$28.26	1.2208	3,452,296	$46.00	1.42%	(28.0%)
$30.29	1.1390	3,220,928	$46.00	3.74%	(26.4%)
$34.54	0.9988	2,824,606	$46.00	7.96%	(23.3%)

The actual results achieved by the combined company may vary from projected results and the variations may be material.

In connection with its analyses, Sandler O’Neill considered and discussed with the Valley board how the pro forma analyses would be affected by changes in the underlying assumptions, including variations with respect to the growth rate of earnings per share of each company. Sandler O’Neill noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.

Valley has agreed to pay Sandler O’Neill a transaction fee in connection with the merger of approximately $1,000,000, of which $150,000 has been paid and the balance of which is contingent, and payable, upon closing of the merger. The $150,000 paid to Sandler O’Neill will be credited against that portion of the transaction fee due upon closing of the merger. Of the $150,000 Valley has paid to Sandler O’Neill, $125,000 was related to rendering its opinion. Valley has also agreed to reimburse certain of Sandler O’Neill’s reasonable out-of-pocket expenses incurred in connection with its engagement (limited to $25,000 unless prior approval is obtained) and to indemnify Sandler O’Neill and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under securities laws.

Sandler O’Neill has in the past provided other investment banking services to Valley, most recently in connection with Valley’s initial public offering, and received compensation for such services. Sandler O’Neill may provide investment banking services to Community, and receive compensation for, such services in the future, including during the period prior to the closing of the merger. In the ordinary course of its business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to Valley and Community and their respective affiliates and may actively trade the debt and/or equity securities of Valley and Community and their respective affiliates for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Opinion of Community’s Financial Advisor.

KBW has acted as financial advisor to Community in connection with the merger. Community selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger and is familiar with Community and its business. As part of its investment banking business, KBW is continually engaged in the valuation of financial businesses and their securities in connection with mergers and acquisitions.

On June 27, 2006, Community’s board of directors held a special meeting to approve the merger agreement. At that meeting KBW rendered an oral opinion, followed by a written opinion of the same date, that as of that date and based upon and subject to the factors and assumptions set forth in its fairness opinion presentation, the consideration to be paid by Community in the merger (stockholders of Valley will have the option to receive $46.00 per share in cash, shares of Community common stock, or a combination of cash and stock subject to an aggregate consideration mix of 75% stock and 25% cash and subject to adjustment as fully described in the merger agreement) was fair to the stockholders of Community from a financial point of view. That opinion was confirmed in a written opinion as of the date of this joint proxy statement—prospectus.

The full text of KBW’s written opinion is attached as Appendix C to this document and is incorporated herein by reference. Community stockholders are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW.

KBW’s opinion is directed to the Community board and addresses only the fairness, from a financial point of view, of the merger consideration to Community’s stockholders. It does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any Community stockholder as to how the stockholder should vote at the Community special meeting on the merger agreement or any related matter.

In rendering its opinion, KBW:

•	reviewed, among other things:

•	the merger agreement,

•	annual reports to stockholders and Annual Reports on Form 10-K of Community for the three years ended December 31, 2005;

•	annual reports to stockholders and Annual Reports on Form 10-K of Valley for the three years ended December 31, 2005;

•	recent quarterly reports on Form 10-Q of Community;

•	recent quarterly reports on Form 10-Q of Valley;

•	other recent communications from Community and Valley;

•	other financial information concerning the businesses and operations of Community and Valley furnished to KBW by Community and Valley for the purposes of KBW’s analysis;

•	certain publicly available information concerning the trading of, and the trading market for, the common stock of Community and Valley;

•	certain publicly available information with respect to publicly traded companies and the nature and terms of certain other transactions that KBW considered relevant to its inquiry; and

•	held discussions with members of senior management of Community and Valley regarding:

•	past, present and future operations, financial condition and regulatory relationships of the respective companies;

•	future prospects of the respective companies; and

•	the strategic objective of the merger and certain other benefits of the merger;

•	reviewed the market prices, valuation multiples, publicly reported financial conditions and results of operations for Community and for Valley and compared them with those of certain publicly traded companies that KBW deemed to be relevant; and

•	compared the proposed financial terms of the merger with the financial terms of certain other transactions that KBW deemed to be relevant; and

•	performed such other analyses that it considered appropriate.

In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information provided to or otherwise made available to KBW or that was discussed with, or reviewed by or for KBW, or that was publicly available. KBW did not assume any responsibility to verify such information independently. KBW assumed that the financial and operating forecasts for Community and Valley provided by managements of Community and Valley have been reasonably prepared and reflect the best currently available estimates and judgments of senior management of Community and Valley as to the future financial and operating performance of Community and Valley. KBW assumed, without independent verification, that the aggregate allowances for loan and lease losses for Valley and Community are adequate to cover those losses. KBW did not make or obtain any evaluations or appraisals of any assets or liabilities of Valley or Community, and KBW did not examine any books and records or review individual credit files.

For purposes of rendering its opinion, KBW assumed that, in all respects material to its analyses:

•	the merger will be completed substantially in accordance with the terms set forth in the merger agreement;

•	the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement are true and correct;

•	each party to the merger agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

•	all conditions to the completion of the merger will be satisfied without any waivers; and

•	in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger, no restrictions, including any divestiture requirements or amendments or modifications will be imposed that will have a material adverse effect on the future results of operations or financial condition of Community, Valley or the combined entity, as the case may be, or the contemplated benefits of the merger.

KBW further assumed that the merger will be accounted for as a purchase under generally accepted accounting principles. KBW’s opinion is not an expression of an opinion as to the prices at which shares of Community common stock or Valley common stock will trade following the announcement of the merger or the actual value of Community common stock when issued pursuant to the merger, or the prices at which Community common stock will trade following the completion of the merger.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of KBW, Community and Valley. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the KBW opinion was among several factors taken into consideration by the Community board of directors in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as solely determinative of the decision of the Community board or management of Community with respect to the fairness of the merger consideration.

Summary of Analyses by KBW.

The following is a summary of the material analyses presented by KBW to the Community board of directors on June 27, 2006, in connection with its written opinion. The summary is not a complete description of the analyses underlying the KBW opinion or the presentation made by KBW to the Community board, but summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone are not a complete description of the financial analyses.

Transaction Overview. In providing an overview of the merger, the aggregate consideration of $137.4 million is calculated based on a fixed price of $46.00 per Valley share within the collars of a Community average closing price between $34.54 and $28.26. The transaction value per Valley share will fluctuate outside the described collar as the exchange ratio is fixed outside the collar. Stockholders of Valley will have the option to receive $46.00 per share in cash, shares of Community common stock, or a combination of cash and stock subject to an aggregate consideration mix of 75% stock and 25% cash and subject to adjustment as fully described in the merger agreement. Valley stock option holders will have a choice of cash or stock equal to the value of their options, except that officers and directors who are continuing with the combined institution will be given the option to roll their options into Community options. Completion of the transaction is subject to Community and Valley stockholder approvals, required regulatory approvals and other conditions.

Transaction Pricing Multiples. KBW calculated the following multiples:

Transaction Multiples (Valley data as of 3/31/06)
Price/Last 12 Months’ EPS ($2.08)	22.1	x
Price/FY 2006 Management’s Proj. EPS ($2.51)	18.4	x
Price/FY 2007 Management’s Proj. EPS ($3.21)	14.3	x
Price/Book Value per Share ($15.39)	2.99	x
Price/Tangible Book Value per Share ($15.39)	2.99	x
Premium to Market Price ($39.16)	17.5%
Tangible Premium/Core Deposits	36.1%

Selected Transaction Analysis. KBW reviewed certain financial data related to Western bank transactions greater than $25 million in deal value announced between June 30, 2005 and June 26, 2006. Those transactions were as follows:

Acquiree	Acquiror
FCB Bancorp	National Mercantile Bancorp
Mountain States Bancorp	UMB Financial
Vail Banks	US Bancorp
BWC Finanacial Corp	First Republic
NNB Holdings	Bank Holdings
Community	First Community
San Diego Community Bank	First Banks
Citizens Development	Glacier Bancorp
Rancho Bank	Vineyard National
Choice Bank	Silver State Bancorp
Southwest Community	Placer Sierra Bancshares
Western Sierra Bancorp	Umpqua Holdings
Mid-Valley Bank	West Coast Bancorp
Bank of Nevada	Western Alliance Bancorp
Intermountain First Bancorp	Western Alliance Bancorp
F&M Holding	Cascade Bancorp
Foothill Independent Bancorp	First Community
Columbia Trust Bancorp	AmericanWest Bancorp
First National Bank of Arvada	Bank of Choice Holding Company
CalNet Business Bank NA	Commercial Capital Bancorp
First Colorado Bankshares	Alpine Banks of Colorado
Central Coast Bancorp	Rabbobank Nederland
Cedars Bank	First Community
Northstar Financial Corp	Frontier Financial Corp.
NWB Financial Corp	Pacific Continental Corp.

For the purpose of this analysis, transaction multiples from the merger were derived from the $46 per share consideration at June 27, 2006 and financial data as of March 31, 2006 for Valley. KBW compared these results with the multiples implied by the selected transactions listed above. The results of KBW’s calculations and the analysis are set forth in the following table.

	Valley / Community Transaction		Western Bank > $25 M Transactions 6/30/05-2006 75th percenile		Western Bank > $25 M Transactions 6/30/05-2006 Median
Deal Price / Book Value	2.99	x	3.22	x	2.61	x
Deal Price / Tangible Book Value	2.99	x	3.36	x	3.10	x
Deal Price / Trailing 12 Months Earnings per Share	22.1	x	24.0	x	22.6	x
Premium to Market Value	17.5%		24.6%		16.9%
Deal Premium / Core Deposits	36.1%		30.8%		25.6%

No company or transaction used as a comparison in the above analysis is identical to Community, Valley or the merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies.

Discounted Cash Flow Analysis. KBW estimated the present value of Valley common stock based on a continued independence scenario, and assuming the Company were able to achieve the synergies that Community anticipates being able to achieve post transaction, by calculating the present value of the Valley projected cash flows including synergies. KBW’s analysis assumes that excess capital above a 7.0% tangible equity/tangible assets ratio represents free cash flow available for dividends. For purposes of this analysis, a discount rate was calculated based on a model assessing a risk-free interest rate plus a market-based risk adjustment resulting in a range of discount rates of 12.5% to 17.5%. KBW relied on financial projections provided by Valley management and assumed a terminal value of 14 to 16 times projected earnings. The analysis resulted in a range of values from $49.83 to $67.50 per Valley share compared to the consideration to be paid to Valley of $46.00 per Valley share.

The discounted cash flow present value analysis is a widely used valuation methodology but it relies on numerous assumptions, including asset and earnings growth rates, terminal values and discount rates. The KBW analysis did not purport to be indicative of the actual values or expected values of Valley common stock.

Pro Forma Earnings and Capital Impact Analysis. KBW performed a pro forma financial analysis for the merger. Assumptions regarding the core deposit intangible amortization, cash expense and cost savings were used to calculate the projected financial impact that the merger would have on certain pro forma financial results of Community and Valley stockholders. The following assumptions were made:

•	Assumes a 12/31/06 close date;

•	75% common stock and 25% cash consideration on a fully diluted basis, fixed price of $46.00 per share;

•	Cost savings of 24% of Valley’s projected non-interest expense, $3.1 million in pre-tax cost savings in 2007;

•	Core deposit intangibles equal to $6.3 million, or 2.0% of Valley’s core deposits, amortized using sum-of-the-years digits over 8 years;

•	$35 million of new trust preferred securities;

•	6.0% cost of cash & 8.0% cost of trust preferred securities;

•	$4.5 million in restructuring and closing costs;

	Pro Forma Accretion to Community	Pro Forma Accretion to Community
2007 GAAP EPS accretion	$0.03	1.1%
2008 GAAP EPS accretion	$0.05	1.6%
2009 GAAP EPS accretion	$0.09	2.4%
2010 GAAP EPS accretion	$0.15	3.4%

KBW analyzed the pro forma capital impact to Community arising from the Valley merger.

Quarter Ended March 31,	Community Stand- Alone	Pro Forma Capital Impact
2007 Tang. Equity to Tang. Assets	8.1%	6.3%
2007 Leverage Ratio	10.8%	8.4%
2007 Tier 1 Capital Ratio	11.6%	9.2%
2007 Total Capital Ratio	14.3%	10.2%

KBW also calculated the year end 2007 projected pro forma tangible book value accretion / (dilution):

Year Ended December 31,	Pro Forma
2007 Tangible Book Value/Share	$11.87

Year Ended December 31,	Pro Forma Impact (%)
2007 Tangible Book Value/Share	(19.1%)

Contribution analysis. KBW analyzed the relative contribution of each of Community and Valley to certain pro forma balance sheet and income statement items of the combined entity. KBW compared the relative contribution of market, balance sheet and income statement items with the estimated pro forma ownership percentage Valley stockholders would represent in Community pro forma. The results of KBW’s analysis are set forth in the following table.

Category	Community	Valley
Assets	70.2%	29.8%
Deposits	68.4%	31.6%
Tangible Equity	66.6%	33.4%
Market Capitalization	66.4%	33.6%
1Q06 Adjusted Revenues	70.1%	29.9%
1Q06 Net Income	67.7%	32.3%
2006e Net Income	66.3%	33.7%
2007e Net Income	65.4%	34.6%
Median Contribution of Above Measures	67.1%	32.9%
Implied Stock Ownership (75% stock)	68.3%	31.7%
Implied Stock Ownership (100% stock)	61.8%	38.2%

Other Analyses. KBW compared the relative financial and market performance of Community to a variety of relevant industry peer groups and indices.

As part of its investment banking business, KBW is continually engaged in the valuation of banking businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of its business as a broker-dealer, KBW may, from time to time, purchase securities from, and sell securities to, Community and Valley. As a market maker in securities KBW may from time to time have a long or short position in, and buy or sell, debt or equity securities of Community and Valley for KBW’s own account and for the accounts of its customers.

Community and KBW have entered into an engagement relating to the services to be provided by KBW in connection with the merger. Community will pay to KBW at the time the merger is completed a cash fee equal to $961,933 less the $25,000 that has already been paid to KBW in the form of a retainer and the progress payment of $50,000 paid upon the signing of the definitive agreement. Pursuant to the KBW engagement agreement, Community also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify it against certain liabilities, including liabilities under the federal securities laws.

Consideration to be paid to Valley Stockholders

Except as described in the next paragraph, upon completion of the merger, each issued and outstanding share of Valley will be converted, at the election of the holder, and subject to the proration provisions of the merger agreement, into (i) $46.00 in cash, or (ii) $46.00 worth of Community common stock. An exchange ratio will be used to determine how many shares of Community common stock will be exchanged for each share of Valley common stock. The exchange ratio will equal $46.00 divided by the “average closing price” for Community common stock during the 20 trading days ending on the third trading day immediately before the closing of the merger. Any resulting fractional share will be paid in cash.

The $46.00 in value is subject to adjustment if Community’s average closing price is less than $28.26 or more than $34.54. If Community’s average closing price is less than $28.26, then the per share consideration Valley stockholders will receive will be determined by multiplying 1.2208 by Community’s average closing price, and then adding $11.50. If Community’s average closing price is more than $34.54, then the per share consideration Valley stockholders will receive will be determined by multiplying 0.9988 by Community’s average closing price, and then adding $11.50. See page     , “The Merger—The Merger Agreement.”

The following table shows the consideration Valley stockholders will receive in the merger at different assumed Community average closing prices:

Community Average Price	Per Share Value to Valley	Exchange Ratio	% Merger Value Cash	% Merger Value Stock

$37.50	$48.96	1.3056	23.5%	76.5%
$37.00	$48.46	1.3097	23.7%	76.3%
$36.50	$47.96	1.3140	24.0%	76.0%
$36.00	$47.46	1.3183	24.2%	75.8%
$35.50	$46.96	1.3228	24.5%	75.5%
$35.00	$46.46	1.3274	24.8%	75.2%
$34.54	$46.00	1.3318	25.0%	75.0%
$34.50	$46.00	1.3333	25.0%	75.0%
$34.00	$46.00	1.3529	25.0%	75.0%
$33.50	$46.00	1.3731	25.0%	75.0%
$33.00	$46.00	1.3939	25.0%	75.0%
$32.50	$46.00	1.4154	25.0%	75.0%
$32.00	$46.00	1.4375	25.0%	75.0%
$31.50	$46.00	1.4603	25.0%	75.0%
$31.40	$46.00	1.4650	25.0%	75.0%
$31.00	$46.00	1.4839	25.0%	75.0%
$30.50	$46.00	1.5082	25.0%	75.0%
$30.00	$46.00	1.5333	25.0%	75.0%
$29.50	$46.00	1.5593	25.0%	75.0%
$29.00	$46.00	1.5862	25.0%	75.0%
$28.50	$46.00	1.6140	25.0%	75.0%
$28.26	$46.00	1.6277	25.0%	75.0%
$28.00	$45.68	1.6314	25.2%	74.8%
$27.50	$45.07	1.6389	25.5%	74.5%
$27.00	$44.46	1.6467	25.9%	74.1%
$26.50	$43.85	1.6547	26.2%	73.8%
$26.00	$43.24	1.6631	26.6%	73.4%
$25.50	$42.63	1.6718	27.0%	73.0%
$25.00	$42.02	1.6808	27.4%	72.6%

Election Procedure

In order to make a valid election of the merger consideration they wish to receive, a stockholder of Valley must complete a form transmittal letter that will be mailed by Community’s exchange agent, Computershare, separately from this proxy-prospectus to each holder of record of Valley common stock as of the record date. Such transmittal letter will allow holders of Valley stock to select shares of Community common stock, cash or a combination of the foregoing. If Valley stockholders do not make a valid and timely election, they will receive whatever form of consideration (Community common shares or cash) as may be necessary to satisfy the proration provisions discussed below.

VALLEY STOCKHOLDERS SHOULD RETAIN THIS JOINT PROXY STATEMENT—PROSPECTUS, SINCE IT WILL BE OF ASSISTANCE IN MAKING YOUR ELECTION.

A valid election will be properly made and effective only if the exchange agent actually receives a properly completed letter of transmittal by 5:00 p.m. on or before the 30th day after the letter of transmittal is first mailed. A letter of transmittal will be deemed properly completed only if an election is indicated for each share of Valley common stock and accompanied by one or more certificates, or customary affidavits and indemnity for lost certificates, representing all shares of Valley common stock covered by such letter of transmittal. An election may be revoked or changed at any time prior to the election deadline.

VALLEY STOCKHOLDERS SHOULD NOT SEND IN THEIR STOCK CERTIFICATES UNTIL THEY RECEIVE THE ELECTION FORMS AND INSTRUCTIONS FROM THE EXCHANGE AGENT.

The number of Valley shares with respect to which a stock or cash or combination election is effective may be reduced under certain circumstances. The merger agreement provides that 75% of the total consideration issued in the merger will be Community common stock if the Community average closing price is between $28.26 and $34.54. If the Community average closing price is outside that range, the merger agreement provides that $32,520,632 of the total consideration will be paid in cash, and the balance in Community common stock.

If, after taking into account all valid stock elections, less than required percentage of the total consideration would be in Community shares, the exchange agent will deliver Community stock instead of cash first to Valley stockholders who failed to make a valid election and then, if necessary, to Valley stockholders even though they made a valid cash election. As a result, the Valley stockholders that made a valid cash election could be subject to a proration process which will result in the holder receiving a different mix of consideration than originally requested.

On the other hand, if after taking into account all valid stock elections, more than required percentage of the total consideration would be Community shares, the exchange agent will deliver cash instead of Community shares first to Valley stockholders who failed to make a valid election and then, if necessary, to Valley stockholders even though they made a valid stock election. As a result, the Valley stockholders that made a valid stock election will be subject to a proration process which will result in the holder receiving a different mix of consideration than originally requested.

For details on the proration provisions, please refer to the merger agreement, attached as Appendix A to this joint proxy statement—prospectus.

As soon as practicable following the closing, and after the proration procedures described above are completed, each holder of Valley common stock who submitted a properly completed letter of transmittal will be issued a certificate representing the number of shares of Community common stock to which such holder is entitled, if any (and, if applicable, a check for the amount to be paid in lieu of fractional shares of Community common stock), and/or an amount of cash to which such holder is entitled, if any.

Surrender of Valley Stock Certificates After the Election Period Closes

Holders of Valley common stock who do not submit a letter of transmittal prior to the election deadline must nevertheless submit a properly completed letter of transmittal (other than the section pertaining to the election) and the certificate representing Valley common stock to the exchange agent in order to receive your consideration. Such stockholders’ will be considered to hold undesignated shares and would receive cash, Community common stock or a mix of cash and Community common stock as necessary to bring the total merger consideration within the required allocation between cash and Community common stock.

No dividends or other distributions that are declared on Community common stock will be paid to persons otherwise entitled to receive the same until the Valley certificates for their shares have been surrendered in exchange for the Community certificates, but upon such surrender, such dividends or other distributions, from and after the closing date of the merger, will be paid to such persons in accordance with the terms of Community common stock. No interest will be paid to the Valley stockholders on the cash or the Community common stock into which their shares of Valley common stock will be exchanged.

Holders of Options for Valley Common Stock

The holders of options for Valley common stock who do not exercise their options prior to the close of the merger will be afforded an election process similar to holders of Valley common stock. For each share of Valley common stock that an option holder has the right to purchase, such option holder may elect to receive either (i) $46.00 less the exercise price of their option in cash, or (ii) $46.00 less the exercise price of their option worth of Community common stock. As an alternative to receiving the foregoing consideration, certain continuing employees may elect to receive substitute stock options from Community in exchange for their stock options in Valley.

Regulatory Approvals Required

Bank holding companies, such as Community and Valley, and banks, such as Community Bank of Nevada and Valley Bank, are heavily regulated institutions with numerous federal and state laws and regulations governing their activities. Among these laws and regulations are requirements of prior approval by applicable government regulatory authorities in connection with acquisition and merger transactions such as the merger. In addition, these institutions are subject to ongoing supervision, regulation and periodic examination by various federal and state financial institution regulatory agencies.

Consummation of the merger is subject to various conditions, including, among others, receipt of the prior approvals of the Nevada Division of Financial Institutions and the Board of Governors of the Federal Reserve System.

The merger agreement provides that the obligations of the parties to consummate the merger are conditioned upon all regulatory approvals having been granted by February 28, 2007, without the imposition of conditions which, in the opinion of Community, would materially adversely affect the financial condition or operations of any party or otherwise be burdensome.

Applications for regulatory review and approval of the merger and the related transactions has been filed with the Nevada Division of Financial Institutions and with the Board of Governors of the Federal Reserve System. Community will file a request for an exemption with the Board of Governors of the Federal Reserve System from the applicable application provisions of the Bank Holding Company Act. There can be no assurance that the Division of Financial Institutions and the Federal Reserve will approve or take other required action with respect to the merger and the related transactions or as to the date of such approvals or action.

Management after the Merger

The directors and the principal executive officers of Community and Community Bank of Nevada immediately prior to the effective time of the merger and bank merger will continue as the directors and the principal executive officers following the merger. Barry L. Hulin, President and Chief Executive Officer of Valley will enter into a two year employment agreement with Community to serve as Executive Vice President/Corporate Development of Community Bank of Nevada. In addition, Dan Stewart, a director of Valley, will become a member of the Community and Community Bank of Nevada boards of directors effective upon the closing of the merger.

NASDAQ Listing

The shares of Community common stock to be issued in the merger will be listed on the NASDAQ Global Market.

Resales of Community Common Stock

The shares of Community common stock to be issued to stockholders of Valley in the merger have been registered under the Securities Act of 1933. Such shares will be freely transferable under such Act, except for shares issued to any person who may be deemed to be an “affiliate” of Valley within the meaning of Rule 145 under the Securities Act of 1933.

Material Federal Income Tax Consequences

In the opinion of Community’s legal counsel Santoro, Driggs, Walch, Kearney, Johnson & Thompson, the following are the material federal income tax consequences of the merger for Valley and its stockholders. This discussion relies upon certain representations made by Community, Community Bank of Nevada, Valley, and Valley Bank, and is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, judicial authorities, published positions of the Internal Revenue Service (the “IRS”) and other applicable authorities, all as in effect on the date of this document and all of which are subject to change or differing interpretations (possibly with retroactive effect). This discussion is limited to United States residents and citizens that hold their Valley shares as capital assets for U.S. federal income tax purposes (generally, assets held for investment). This discussion does not address all of the tax consequences that may be relevant to a particular stockholder or to a stockholder that is subject to special treatment under U.S. federal income tax laws. An opinion of legal counsel is not binding on the IRS or the courts, and therefore no assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to any of the tax consequences set forth below.

VALLEY STOCKHOLDERS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER, AS WELL AS THE EFFECTS OF STATE, LOCAL AND NON-U.S. TAX LAWS.

The merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. As such a “reorganization,” no gain or loss will be recognized by Valley in the merger, and the material U.S. federal income tax consequences of the merger for Valley stockholders are summarized as follows:

Valley Stockholders Who Elect to Receive Only Community Shares. If you elect to receive solely Community shares, then you will not recognize gain or loss for U.S. federal income tax purposes in the merger, except that any Valley stockholder who receives cash proceeds in lieu of a fractional Community share will recognize capital gain or capital loss equal to the difference between such proceeds and the tax basis allocated to the fractional share. The tax basis of the Community shares (including any fractional shares deemed received and exchanged for a cash payment) received by you in exchange for your Valley common stock will be the same as your tax basis in your Valley common stock. Your holding period in the Community shares (including any fractional shares deemed received and exchanged for a cash payment) received by you will include your holding period in your Valley common stock. Your capital gain or loss on cash proceeds received by you in lieu of a fractional Community share will be long-term capital gain or loss if you have held your shares of Valley common stock for more than one year at the effective time of the merger.

Valley Stockholders Who Receive Only Cash. If you exchange all of your shares of Valley common stock for cash in the merger, you will recognize capital gain or capital loss for U.S. federal income tax purposes to the extent the amount of cash received by you in the merger exceeds or is less than your tax basis in your Valley common stock. Your capital gain or loss will be long-term capital gain or loss if you have held your shares of Valley common stock for more than one year at the effective time of the merger. Long-term capital gain of a non-corporate U.S. stockholder generally qualifies for a maximum regular U.S. federal income tax rate of fifteen percent.

Valley Stockholders Who Receive Both Community Shares and Cash. If you elect to receive both Community shares and cash in exchange for your Valley common stock, you will recognize gain, but not loss, for U.S. federal income tax purposes in an amount equal to the lesser of (1) the amount of cash received by you in merger or (2) an amount equal to the excess, if any, of (a) the sum of the amount of cash plus the fair market value of the Community shares received by you in the merger, over (b) your tax basis in your Valley common stock. (The preceding sentence does not apply to any cash you receive in lieu of fractional Community shares, the tax consequences of which are discussed above under the subheading “Valley Stockholders Who Elect to Receive Only Community Shares.”) Your recognized gain will be capital gain unless your receipt of cash has the effect of a distribution of a dividend, in which case your gain will be treated as ordinary dividend income to the extent of your ratable share of Valley’s accumulated earnings and profits as calculated for U.S. federal income tax purposes. For purposes of determining whether your receipt of cash has the effect of a distribution of a dividend, you will be treated as if you first exchanged all of your Valley common stock solely for Community shares and then Community immediately redeemed a portion of the shares for the cash that you actually received in the merger. The IRS has indicated in rulings that any reduction in the interest of a minority stockholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over corporate affairs would receive capital gain (as opposed to dividend) treatment. In determining whether your receipt of cash has the effect of a distribution of a dividend, certain constructive ownership rules must be taken into account. Your capital gain will be long-term capital gain if your holding period for your Valley common stock is more than one year. Long-term capital gain and certain dividend income of a non-corporate U.S. stockholder generally qualify for a maximum regular U.S. federal income tax rate of fifteen percent.

Your aggregate tax basis in the Community shares received by you in the merger will equal your aggregate tax basis in your Valley common stock, (1) reduced by (a) the portion of your tax basis in your Valley common stock that is allocable to a fractional share of Community common stock for which cash is received and (b) the amount of cash received by you in the merger, and (2) increased by the amount of gain (including any portion of such gain that is treated as a dividend as described above), if any, recognized by you in the merger (other than any gain recognized upon your receipt of cash in lieu of a fractional Community share). Your holding period for the Community shares received by you in the merger will include your holding period for your Valley common stock.

The foregoing discussion is not intended to be a complete analysis or description of all potential federal income tax consequences of the merger. In addition, the discussion does not address tax consequences which may vary with, or are contingent on, your individual circumstances. Moreover, the discussion does not address any non-income tax or any foreign, state or local tax consequences of the merger. Accordingly, you are strongly urged to consult with your tax advisor to determine the particular federal, state, local or foreign income or other tax consequences to you of the merger.

Accounting Treatment

It is anticipated that the merger will be accounted for as a purchase transaction under generally accepted accounting principles. The unaudited pro-forma financial information contained in this joint proxy statement—prospectus has been prepared using the purchase method of accounting.

Dissenters’ Rights of Valley Stockholders

Dissenters’ rights will not be available to either Valley or Community stockholders by virtue of Nevada Revised Statutes (“NRS”) 92A.300, et seq. Section 92A.390 exempts companies whose shares are listed on a national exchange from offering dissenter’s rights that would otherwise be available under NRS 92A.300, et seq. Both Valley and Community are listed on the NASDAQ Global Market, and are accordingly exempt.

Interests of Certain Persons in the Merger

Certain members of Valley’s board of directors and management may be deemed to have interests in the merger, in addition to their interests as stockholders of Valley generally. The Valley board of directors was aware of these factors and considered them, among other things, in approving the merger agreement.

Voting Agreements. Certain members of the board of directors of Valley, as well as Dick Holtzclaw, Valley’s Executive Vice President and Chief Financial Officer and Steve Gilbert, Valley’s Executive Vice President and Chief Operating Officer, have entered into a voting agreement, dated as of the same date as the merger agreement. Under these agreements, each such person agrees to vote the shares of Valley that he or she owns or controls in favor of the merger. The persons who have entered into such Voting Agreements are entitled to vote a total of [*] shares of Valley common stock, which is approximately [*]% of the total shares outstanding.

Employment Agreement Effective Upon Merger. Community Bank of Nevada has entered into an employment agreement with Barry Hulin, the President and Chief Executive Officer of Valley. The employment agreement provides that Mr. Hulin will serve as Executive Vice President / Corporate Development of Community Bank of Nevada for a period of two years, commencing on the closing date of the merger. The employment agreement provides that Mr. Hulin will be paid an annual salary of $220,000 per year, which is the amount of his current base salary at Valley. If Mr. Hulin’s employment is terminated by Community Bank of Nevada without cause (as defined in the agreement) prior to the expiration of the term, Mr. Hulin will be entitled to receive all accrued compensation and benefits, including vested retirement benefits, to the date of such termination, and that upon completion of his full release of claims, a lump sum severance payment in an amount equal to the remainder of payments due under the agreement during the remainder of the term of the agreement.

Existing Employment Agreement—Change in Control Severance Provisions. Valley Bank has entered into an employment agreement, dated as of March 22, 2000, with Mr. Hulin. The agreement was subsequently amended to include Valley as a party to the agreement, and the term of the agreement was extended by Valley ‘s Board of Directors.

The employment agreement provides that if a change of control closes while Mr. Hulin is employed during the term of the agreement, Mr. Hulin will receive a lump-sum change of control severance payment in an amount equal to three times his highest reported annual income received from Valley and/or Valley Bank over the preceding five years, payable upon closing of the change in control. Subject to certain limitations imposed by the “parachute payment” provisions (Section 280G) of the Internal Revenue Code, assuming that severance within the scope of the agreement occurs in 2006, the maximum amount payable would be $1,195,183.

Change in Control Severance Agreements. Valley and Valley Bank have also entered into Change in Control Severance Agreements, dated as of March 22, 2000, with Steve Gilbert, Valley’s and Valley Bank’s Executive Vice President and Chief Operating Officer, and Dick Holtzclaw, Valley’s and Valley Bank’s Executive Vice President and Chief Financial Officer.

Under each officer’s severance agreement, if a change of control closes while the officer is employed by Valley or Valley Bank, the officer will receive a lump-sum change in control severance payment in an amount equal to one and one-half (1.5) times his highest reported annual income received from Valley Bank over the preceding three years. Subject to certain limitations imposed by the “parachute payment” provisions (Section 280G) of the Internal Revenue Code, assuming that severance within the scope of the agreements occurs in 2006, the maximum amounts payable to Messrs. Gilbert and Holtzclaw would be $338,693 and $315,521, respectively.

Director Non-Competition Agreements. Members of the Valley board of directors (except newly-appointed directors Messrs. Flaa and Garraway and also Messrs. Rottman and Vause) have entered into a non-competition agreements with Community. The non-competition agreements provide that, for a period of two years following the closing of the merger, the directors may not compete with or solicit the clients of Valley or Valley Bank, nor own more than 5% of, or serve as an officer, director or employee of, any competitor of Community within the counties in Nevada in which Valley or Community operate at the time of the closing of the merger. The agreements also provide that the directors will, until the second anniversary of the closing of the merger, use confidential information (as defined in the agreement) only for the benefit of Valley and not divulge any such information to any person for his or her own benefit or for the benefit of any other person.

Indemnification of Directors and Officers. The merger agreement provides that Community will allow Valley to use commercially reasonable efforts to extend the discovery period of its directors and officers liability insurance policy for a period of up to four years following the closing of the merger, with respect to all matters arising from facts and events that occurred prior to the closing date of the merger for which Valley would have had an obligation to indemnify its directors.

The merger agreement also provides that following the closing of the merger, Community will preserve Valley’s directors indemnification rights as provided for in Valley’s articles of incorporation, bylaws and existing indemnification agreements.

The Merger Agreement

Structure of the Merger. In the merger, Valley will merge with and into Community and will cease to exist. In the bank merger, Valley Bank will merge with and into Community Bank of Nevada and will cease to exist. The merger and bank merger are governed by the merger agreement.

Effective Time. The merger will become effective and close upon the last to occur of the following events: (1) receipt of all necessary regulatory approvals with the expiration of any applicable regulatory waiting periods; and (2) satisfaction of the other conditions precedent set forth in the merger agreement. We currently anticipate that the merger will occur in the fourth quarter of 2006.

Treatment of Stock Options. At the closing of the merger, the Valley stock option plan will terminate and Community’s 2005 Equity Based Compensation Plan will continue in effect.

Conditions to the Merger. The obligations of Community and Valley to consummate the merger are subject to the satisfaction or waiver on or before the closing of the merger of, among other things, the following conditions:

•	the merger agreement and the transactions contemplated thereby will have received all requisite approvals of the boards of directors of Community, Community Bank of Nevada, Valley, and Valley Bank, and of the stockholders of both Community and Valley;

•	no judgment, decree, injunction, order or proceeding will be outstanding or threatened by any governmental entity which prohibits or restricts the effectuation of, or threatens to invalidate or set aside the merger substantially in the form contemplated by the merger agreement, unless a favorable opinion is given by legal counsel that such judgment, decree, injunction, order or proceeding is without merit;

•	by February 28, 2007, all approvals or consents of all applicable governmental agencies will have been obtained or granted for the merger and all the transactions contemplated by the merger agreement, and the applicable waiting period under all laws will have expired;

•	no rule will have been adopted or proposed by any government agency which would prohibit or substantially restrict the merger or the business carried on by the parties to the merger;

•	Community’s registration statement shall have been declared effective by the Securities and Exchange Commission and shall not be the subject of any stop order or proceedings seeking or threatening a stop order;

•	Community shall have received all state securities permits and other authorizations necessary to issue the Community common stock to consummate the merger;

•	Community and Valley will have received a favorable opinion from Santoro, Driggs, Walch, Kearney, Johnson & Thompson as to federal tax effects of the merger (see “—Material Federal Income Tax Consequences”); and

•	all third party consents necessary to permit the parties to consummate the merger will have been obtained.

The obligations of Valley to consummate the merger are also subject to fulfillment of certain other conditions, including that there will not have occurred, between June 28, 2006 and the closing of the merger, any materially adverse change in the business, financial condition, prospects, results of operations or properties of Community.

The obligations of Community to consummate the merger are also subject to the fulfillment of certain other conditions, including that there will not have occurred, between June 28, 2006 and the closing of the merger, any material adverse change in the business, financial condition, prospects, results of operations or properties of Valley.

Additionally, the consummation of the merger is subject to the performance of covenants, the execution and delivery of certain ancillary documents, the accuracy of representations and warranties and the receipt of various third-party consents, officers’ certificates and other documents.

If these and other conditions are not satisfied or waived, the merger agreement may be terminated. The merger agreement may also be terminated upon the occurrence of certain other events. See “—Termination.”

Nonsolicitation. Under the terms of the merger agreement, Valley has agreed not to solicit, initiate or encourage any “competing transaction.” In addition, it has agreed (unless it determines, with advice of counsel, that its fiduciary duty requires otherwise) not to participate in any negotiations or discussions regarding, or furnish any information with respect to, or otherwise cooperate in any way in connection with, any effort or attempt to effect any competing transaction with or involving any person other than with Community, unless Valley receives a bona fide offer from a person other than the parties to the merger agreement and the Valley board of directors concludes in good faith that such competing transaction is reasonably likely to be consummated and if consummated would result in a transaction more favorable to Valley stockholders from a financial standpoint, and the Valley board determines with written advice of outside counsel that participating in such competing transaction is necessary or advisable and not inconsistent with its fiduciary duties. Valley has agreed to promptly notify Community of the terms of any proposal which it may receive in respect of any competing transaction. The term “competing transaction” means any of the following involving Valley:

•	a merger, consolidation, share exchange or other business combination;

•	a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets representing 25% or more of Valley’s assets;

•	a sale of shares of capital stock (or securities convertible or exchangeable into or otherwise evidencing, or any agreement or instrument evidencing, the right to acquire capital stock), representing 25% or more of the voting power of Valley;

•	a tender offer or exchange offer for at least 25% of the outstanding shares of Valley;

•	a solicitation of proxies in opposition to approval of the merger by Valley’s stockholders; or

•	a public announcement of an unsolicited bona fide proposal, plan or intention to do any of the foregoing.

Any violation of these agreements by Valley will result in Community having the right to terminate the merger agreement.

Expenses. If the merger agreement is terminated by Valley because Community materially fails to satisfy its obligations or breaches its representations under the merger agreement, Community will be obligated to pay Valley $500,000.

If the merger agreement is terminated by Community because Valley materially fails to satisfy its obligations or breaches its representations under the merger agreement, Valley will be obligated to pay Community $500,000.

In the event that (i) the board of directors of Valley fails to recommend approval of the merger agreement and the merger to the stockholders of Valley or effects a “change in recommendation” (as defined in the merger agreement), and the merger agreement and the merger are not approved by the stockholders of Valley by the requisite vote at the annual meeting, or (ii) a “competing transaction” (as defined above) occurs between June 28, 2006 and the time of the special meeting and the stockholders of Valley fail to approve the merger agreement and the merger under circumstances where the board of directors of Valley continuously maintained its favorable recommendation of the merger agreement and the merger, or (iii) the merger agreement is terminated after a competing transaction and after the occurrence of (i), (ii), or (iii) either a definitive agreement relating to a competing transaction is executed by Valley, or a competing transaction is consummated, in either case within 12 months after the termination of the merger agreement, then Valley shall promptly pay Community $4,000,000.

Termination. The merger agreement may be terminated prior to the closing of the merger:

•	by mutual consent of Community and Valley;

•	by Community or Valley if any material breach or default by the other party is not cured within 20 business days after notice thereof;

•	by Community or Valley if any governmental or regulatory consent is not obtained by February 28, 2007 or if any governmental or regulatory authority denies or refuses to grant any approval, consent or authorization required to be obtained to consummate the transactions contemplated by the merger agreement unless, within 20 business days after such denial or refusal, all parties agree to resubmit the application to the regulatory authority that has denied or refused to grant the approval, consent or qualification requested;

•	by Valley if any of the conditions to its performance of the merger agreement shall not have been met, or by Community if any of the conditions to its performance of the merger agreement shall not have been met, by February 28, 2007 or such earlier time as it becomes apparent that such conditions shall not be met;

•	by Community, if the stockholders of Valley fail to approve the merger and the merger agreement by the requisite vote at the special meeting;

•	by Valley, if the stockholders of Community fail to approve the merger and the merger agreement by the requisite vote at the special meeting; or

•	by Valley, if Community’s “average closing price” declines at least 17.5% from $31.40, and such decline is not proportionate to any decline in the NASDAQ Bank Index over the same measuring period, subject to Community’s right to reinstate the agreement with a fixed price of $43.13, in cash or Community common stock, for each share of Valley.

Representations and Warranties. The merger agreement contains customary mutual representations and warranties by each party relating to, among other things: (1) incorporation, standing and power; (2) capitalization; (3) subsidiaries; (4) financial statements; (5) corporate authority; (6) litigation; (7) compliance with laws and regulations; (8) brokers and finders; (9) absence of material changes; (10) environmental matters; (11) Community Reinvestment Act; (12) governmental reports; (13) regulatory approvals; (14) performance of obligations; (15) licenses and permits; (16) undisclosed liabilities; (17) accounting records, disclosure controls and internal controls; (18) Bank Secrecy Act; (19) taxes; (20) insurance; (21) loan portfolio; (22) operating losses, (23) absence of adverse agreements, and (24) disclosure.

In the merger agreement, Valley makes additional representations and warranties relating to: (1) title to assets; (2) real estate; (3) employees; (4) employee benefit plans; (5) material contracts; (6) intellectual property; and (7) Community Reinvestment Act.

The representations and warranties of the parties terminate as of the closing of the merger.

Covenants; Conduct of Business Prior to Effective Time. The merger agreement provides that, during the period from June 28, 2006 until the effective time of the merger, Valley will conduct its business only in the normal and customary manner and in accordance with sound banking practices and will not, without the prior written consent of Community, which will not be unreasonably withheld, take any of the following actions, among others:

•	issue any security except pursuant to the exercise of options outstanding as of the date of the merger agreement;

•	declare, set aside or pay any dividend or make any other distribution upon, or purchase or redeem any shares of its stock;

•	amend its articles of incorporation or its bylaws;

•	grant any general or uniform increase in the rate of pay of employees or employee benefits except in the ordinary course of business and consistent with past practice;

•	except as otherwise provided in the merger agreement, grant any promotions or increases on the pay rate of any employee, incentive compensation or employee benefits or pay any bonus, severance or similar payment to any person except in the ordinary course of business and consistent with past practice;

•	make any capital expenditure in excess of $25,000, except for ordinary repairs, renewals and replacements;

•	compromise or otherwise settle or adjust any assertion or claim of a deficiency in taxes (or interest thereon or penalties in connection therewith); file any appeal from an asserted deficiency except in a form previously approved by Community in writing; file or amend any United States federal, foreign, state or local tax return without Community’s prior written approval, which approval shall not be unreasonably withheld; or make any tax election or change any method or period of accounting unless required by GAAP or applicable law;

•	grant, renew or commit to grant or renew any extension of credit or amend the terms of any such credit outstanding on the date hereof to any executive officer, director or principal stockholder, or to any corporation, partnership, trust or other entity controlled by any such person, except under certain circumstances and in amounts not exceeding $50,000 per person, and $100,000 in the aggregate;

•	enter into or consent to any new employment agreement or other benefit arrangement, or amend or modify any employment agreement or other benefit arrangement in effect on the date of the merger agreement;

•	grant any person a power of attorney or similar authority;

•	make any material investment by purchase of stock or securities, contributions to capital, property transfers or otherwise in any other company, except for federal funds or obligations of the United States Treasury, or investments made in the ordinary course of business consistent with past or established practice;

•	amend, modify or terminate, except in accordance with its terms, any material contract or enter into any material agreement or contract;

•	sell, encumber or otherwise dispose of any assets or release any claims, except in the ordinary course of business consistent with past practice;

•	take or cause to be taken any action which would prevent the transactions contemplated hereby from qualifying as tax free reorganizations under Section 368 of the Internal Revenue Code;

•	sell any investment security prior to maturity, except in the ordinary course of business;

•	change any of its basic policies and practices with respect to liquidity management and cash flow planning, marketing, deposit origination, lending, budgeting, tax planning, personnel practices or other material aspects of its business;

•	settle any claim, action or proceeding involving any material liability for monetary damages or enter into any settlement agreement containing material obligations;

•	incur any indebtedness for borrowed money or assume, guaranty, endorse or otherwise as an accommodation become responsible for the obligations of any other person, except for (i) in connection with banking transactions with banking customers in the ordinary course of business, or (ii) short-term borrowings (30 days or less) made at prevailing market rates and terms; or

•	grant, renew or commit to grant or renew any extension of credit if such extension of credit, together with all other credit then outstanding to the same person and all affiliated persons, would exceed $250,000 on an unsecured basis and $500,000 on a secured basis subject to certain exceptions.

The merger agreement further provides that, during the period from June 28, 2006 until the effective time of the merger, Community will conduct its business only in the normal and customary manner and in accordance with sound banking practices and will not, without the prior written consent of Valley, which will not be unreasonably withheld, take any of the following actions, among others:

•	amend its articles of incorporation or bylaws;

•	take or cause to be taken any action which would prevent the transactions contemplated hereby from qualifying as tax free reorganizations under Section 368 of the Internal Revenue Code; or

•	enter into or complete any transaction for (i) the acquisition, merger or consolidation of Community whereby Community is not the surviving entity, or (ii) the sale of all or substantially all of the assets of Community without making necessary and appropriate provision in the documents for such an acquisition, merger, consolidation or sale of assets for the consummation of the merger with Valley and the other transactions contemplated by the merger agreement.

The merger agreement also provides that each party will (1) use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by the merger agreement as promptly as practical; and (2) obtain the consent of the other party before it issues any press release or makes any public statement with respect to the merger agreement or the transactions contemplated hereby.

The merger agreement also provides that each party will:

•	duly and timely file all required governmental reports;

•	periodically furnish to the other party certain information, loan reports and updates of information previously provided;

•	promptly notify the other party of certain communications from tax authorities, material litigation and any event which has had or may reasonably be expected to have a materially adverse effect on the financial condition, operations, business or properties;

•	provide access to the other party of certain information; and

•	use its reasonable efforts between the date of the merger agreement and the effective time of the merger to take all actions necessary or desirable, including the filing of any regulatory applications.

Amendment and Waiver. Subject to applicable law: (1) the merger agreement may be amended at any time by the action of the boards of directors of Community and Valley without action by their stockholders pursuant to a writing signed by all parties to the merger agreement; and (2) the parties, by action of their respective boards of directors, may, at any time prior to the effective time, extend the performance of any obligation or action required by the merger agreement, waive inaccuracies in representations and warranties and waive compliance with any agreements or conditions for their respective benefit contained in the merger agreement.

INFORMATION ABOUT COMMUNITY

Company History

Community is a bank holding company registered under the Bank Holding Company Act of 1956, as amended, with $1.0 billion in assets as of June 30, 2006. Community was organized on March 18, 2002, as a Nevada corporation to serve as a holding company for its subsidiary bank, Community Bank of Nevada, which we refer to as Community Bank.

As of June 30, 2006, Community had total assets of $1.0 billion, net loans of approximately $793.6 million, total deposits of approximately $793.4 million and total stockholders’ equity of approximately $114.2 million.

Community derives its income primarily from interest received on commercial real estate loans, commercial loans and consumer loans and, to a lesser extent, on fees from the sale of SBA loans originated by Community Bank, interest on investment securities, fees received in connection with deposit services as well as loans and other services offered. Community’s major operating expenses are the interest paid by Community Bank on deposits and borrowings, salaries and general operating expenses. Community Bank relies on a foundation of locally generated deposits. It has a relatively low cost of funds due to a high percentage of low cost and non-interest bearing deposits. Community’s operations, like those of other financial institutions operating in Clark County Nevada, are significantly influenced by economic conditions in Clark County, particularly in the Las Vegas metropolitan area, including the strength of the real estate market, and the fiscal and regulatory policies of the federal and state government and the regulatory authorities that govern financial institutions.

As of June 30, 2006, Community Bank of Nevada had nine branches located in Clark County Nevada. Community also maintains two loan production offices, one in Phoenix, Arizona, and one in San Diego, California. Community has grown rapidly thanks in part to the growing economy of Nevada and through acquisition. Community anticipates that it will continue to explore growth through additional strategic acquisitions in the future as opportunities arise. Community’s website address is www.communitybanknv.com.

Recent Developments

On July 20, 2006, Community announced it had signed a definitive agreement to acquire all of the outstanding shares of Cactus Commerce Bank, an Arizona state chartered bank, for $13,326,000. The acquisition is structured as a direct share purchase from the stockholders of Cactus Commerce Bank, and the consideration will be paid entirely in cash. As a result of the transaction, Cactus Commerce Bank will become a wholly-owned subsidiary of Community, which will then be a two bank holding company. At June 30, 2006, Cactus Commerce Bank had total assets of $41.4 million, total deposits of $36.0 million, net loans of $31.0 million, and stockholder’s equity of $4.3 million. Cactus Commerce Bank currently operates out of its headquarters office in Glendale, Arizona, and is in the process of opening a new branch in Fountain Hills, Arizona. Community expects the acquisition of Cactus Commerce Bank to close late in the third or early in the fourth quarter of 2006.

The acquisition is subject to approval by the Federal Reserve, Arizona Department of Financial Institutions, Nevada Financial Institutions Division, and the Federal Deposit Insurance Corporation. This will be Community’s first out-of-market acquisition, and begins implementation of its plan to expand into high growth markets in Arizona and California.

Community also recently applied for approval to open a new branch at 5785 Centennial Center Blvd., Las Vegas, Nevada.

Employees

As of June 30, 2006, Community on a consolidated basis had a total of 179 full time equivalent employees.

Additional Information

Additional information concerning Community and its subsidiary is included in the Community documents filed with the SEC, which are incorporated by reference in this document. See “Where You Can Find More Information” beginning on page [*].

INFORMATION ABOUT VALLEY

Valley is a Nevada state-chartered bank holding company formed in mid-2001. Valley operates through Valley Bank, a Nevada state-chartered bank that commenced operations in October 1998, with the mission of providing community banking services to Las Vegas and its neighboring suburbs.

As of June 30, 2006, Valley had total consolidated assets of approximately $441 million, total net loans of approximately $328 million, total consolidated deposits of approximately $378 million, and total consolidated stockholders equity of approximately $45.4 million. Valley had 69 active full time equivalent employees at June 30, 2006.

Valley Bank provides a variety of lending and deposit products and services, focusing primarily on commercial construction and commercial real estate loans to small and medium sized businesses and developers located in and around the Las Vegas, Nevada area. Many of these businesses provide goods and services, directly or indirectly, to the development of the infrastructure in and around Las Vegas that service the growing population. Valley Bank also provides a broad range of banking services and products to its customers, including personal checking and savings accounts, electronic banking, and other consumer banking products.

As of June 30, 2006, Valley Bank had five branches, including two in Las Vegas, two in Henderson, a suburb of Las Vegas, and one in Pahrump, Nevada, which is 60 miles west of Las Vegas. Valley Bank focuses its banking activities in two counties, Clark County, which includes Las Vegas and Henderson, and Nye County, where the Pahrump branch is located.

Valley’s website is located at www.valleybancorp.com.

Additional Information

Additional information concerning Valley is included in the Valley documents filed with the SEC, which are incorporated by reference in this document. See “Where You Can Find More Information” beginning on page [*].

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

These pro forma combined figures are arithmetical combinations of Community’s and Valley’s separate financial results modified to reflect certain acquisition-related adjustments. These presentations include an unaudited pro forma balance sheet as of June 30, 2006 prepared under the assumptions that (i) the transaction is accounted for using the purchase method of accounting, (ii) 75% of Valley’s common stock is exchanged for Community stock with the remaining 25% of Valley’s common stock exchanged for cash, subject to adjustment as described in the merger agreement. The consideration is subject to adjustment such that Valley stockholders will receive $46.00 per share if the average closing price for Community’s stock for the twenty trading days ending three days prior to closing is valued between $28.26 and $34.54. If Community’s twenty-day average is below $28.26 or above $34.54, the per share value to be received by Valley stockholders and the percentages of cash and stock will vary as more fully described in the merger agreement. For purposes of illustration, the pro forma combined figures have been calculated using an implied exchange ratio of 1.4801 shares of Community common stock for each share of Valley common stock. Unaudited pro forma combined statements of income are also presented for the six months ended June 30, 2006 and the twelve months ended December 31, 2005. The unaudited pro forma combined balance sheet assumes the merger took place on June 30, 2006. The unaudited pro forma combined statements of income give effect to the merger as if it had occurred as of the beginning of the period. Certain assumptions associated with these statements are shown as footnotes to these pro forma financial statements.

The unaudited pro forma condensed combined financial statements are presented for information purposes only and you should not assume that the combined company would have achieved the pro forma combined results if they had actually been combined on the date or at the beginning of the periods presented.

We anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses. The unaudited pro forma combined financial statements, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, do not reflect the benefits of expected cost savings or opportunities to earn additional revenue, nor do they reflect business integration costs which Community expects to incur and, accordingly, do not attempt to predict or suggest future results.

Community currently expects to consummate the merger in the fourth quarter of 2006, subject to the receipt of all required regulatory approvals and approval of stockholders of Community and Valley. The following pro forma financial information does not include financial information relating to Community’s pending acquisition of Cactus Commerce Bank.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

As of June 30, 2006

	Community Bancorp	Valley Bancorp	Pro Forma Adjustments			Pro Forma Combined
	(Dollars in thousands)
ASSETS:
Cash and due from banks	$27,195	$6,965	$—			$34,160
Interest-bearing deposits at other financial institutions	—	7,895	—			7,895
Federal funds sold	44,611	52,860	(39,053)	(a	)	58,418
Investments:
Securities available for sale, at estimated fair value	80,172	33,829	—			114,001
Securities held to maturity, at amortized cost	1,358	—	—			1,358
Investment in Federal Home Loan Bank (FHLB), Federal Reserve Bank (FRB) and Pacific Coast Bankers Bank (PCBB) stock	5,028	998	—			6,026
Loans	803,328	331,658	—			1,134,986
Less allowance for loan losses	(9,730)	(3,317)	—			(13,047)

Net loans	793,598	328,341	—			1,121,939
Premises and equipment, net	14,824	7,259	—			22,083
Accrued interest receivable	4,384	1,593	—			5,977
Deferred tax asset, net	1,266	731	—			1,997
Bank owned life insurance	9,824	—	—			9,824
Goodwill	18,868	—	88,193	(b	)	107,061
Core deposit intangible assets	4,697	—	8,485	(b	)	13,182
Other assets	3,688	193	—			3,881

Total assets	$1,009,513	$440,664	$57,625			$1,507,802

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Deposits
Non-interest bearing	$174,636	$51,887	$—			$226,523
Interest bearing	618,797	325,661	—			944,458

Total deposits	793,433	377,548	—			1,170,981

Short term borrowings	16,000	—	—			16,000
Long term borrowings	43,500	15,404	—			58,904
Accrued stock appreciation rights	400	—	—			400
Accrued interest payable and other liabilities	5,925	2,278	—			8,203
Junior subordinated debt	36,083	—	—			36,083

Total liabilities	895,341	395,230	—			1,290,571

Stockholders’ equity
Common stock	7	2,064	(2,064)	(c	)
			3	(d	)	10
Additional paid-in capital	72,105	30,148	(30,148)	(c	)
			103,056	(d	)	175,161
Retained earnings	43,951	13,935	(13,935)	(c	)	43,951
Accumulated other comprehensive income	(1,606)	(713)	713	(c	)	(1,606)
Less cost of treasury stock	(285)	—	—			(285)

Total stockholders’ equity	114,172	45,434	57,625			217,231

Total liabilities and stockholders’ equity	$1,009,513	$440,664	$57,625			$1,507,802

See Notes to Unaudited Pro Forma Combined Financial Statements.

UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

For the six months ended June 30, 2006

	Community Bancorp	Valley Bancorp	Pro Forma Adjustments			Pro Forma Combined
	(Dollars in thousands, except share data)
Interest and dividend income:
Loans, including fees	$32,960	$14,220	$—			$47,180
Securities	1,957	690	—			2,647
Federal funds sold	1,000	968	(977)	(e	)	991
Other	42	—	—			42

Total interest and dividend income	35,959	15,878	(977)			50,860
Interest expense on:
Deposits	9,914	5,107	—			15,021
Short term borrowings	323	—	—			323
Long term borrowings	800	321	—			1,121
Junior subordinated debt	1,248	—	—			1,248

	12,285	5,428	—			17,713

Net interest income	23,674	10,450	(977)			33,147
Provision for loan losses	1,607	279	—			1,886

Net interest income after provision for loan losses	22,067	10,171	(977)			31,261

Other income:
Service charge and other income	883	146	—			1,029
Income from bank owned life insurance	126	—	—			126
Rental income	73	—	—			73

Total other operating income	1,082	146	—			1,228

Other expenses:
Salaries, wages and employee benefits	6,363	2,471	—			8,834
Occupancy, equipment and depreciation	1,556	481	—			2,037
Professional fees	635	451	—			1,086
Advertising and public relations	491	153	—			644
Data processing	456	238	—			694
Core deposit intangible amortization	381	—	530	(f	)	911
Stock appreciation rights	42	—	—			42
Other expenses	2,374	976	—			3,350

	12,298	4,770	530			17,598

Income before income taxes	10,851	5,547	(1,507)			14,891

Income tax expense	3,663	1,907	(512)	(g	)	5,058

Net income	$7,188	$3,640	$(995)			$9,833

Basic earnings per share	$0.97	$1.29		(h	)	$0.92

Diluted earnings per share	$0.96	$1.23		(h	)	$0.91

Average shares outstanding for basic earnings per share	7,384,003	2,827,857				10,699,920
Average shares outstanding for diluted earnings per share	7,482,050	2,968,087				10,797,967

See Notes to Unaudited Pro Forma Combined Financial Statements.

UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

For the year ended December 31, 2005

	Community Bancorp	Valley Bancorp	Pro Forma Adjustments			Pro Forma Combined
	(Dollars in thousands, except share data)
Interest and dividend income:
Loans, including fees	$40,973	$20,496	$—			$61,469
Securities	3,494	1,405	—			4,899
Federal funds sold	1,738	1,006	(1,953)	(e	)	791
Other	132	15	—			147

Total interest and dividend income	46,337	22,922	(1,953)			67,306
Interest expense on:
Deposits	10,713	6,247	—			16,960
Short term borrowings	362	—	—			362
Long term borrowings	43	362	—			405
Junior subordinated debt	1,393	—	—			1,393

	12,511	6,609	—			19,120

Net interest income	33,826	16,313	(1,953)			48,186
Provision for loan losses	1,085	777	—			1,862

Net interest income after provision for loan losses	32,741	15,536	(1,953)			46,324

Other income:
Service charge and other income	1,687	262	—			1,949
Income from bank owned life insurance	504	—	—			504
Net gains on sale of loans	84		—			84

Total other operating income	2,275	262	—			2,537

Other expenses:
Salaries, wages and employee benefits	12,280	3,887	—			16,167
Occupancy, equipment and depreciation	2,173	766	—			2,939
Professional fees	1,415	321	—			1,736
Advertising and public relations	909	211	—			1,120
Data processing	730	430	—			1,160
Stock appreciation rights	446	—	—			446
Core deposit intangible amortization	254	—	1,060	(f	)	1,314
Foreclosed assets, net	(234)	—	—			(234)
Other expenses	2,539	1,675	—			4,214

	20,512	7,290	1,060			28,862

Income before income taxes	14,504	8,508	(3,013)			19,999

Income tax expense	4,439	2,900	(1,024)	(g	)	6,315

Net income	$10,065	$5,608	$(1,989)			$13,684

Basic earnings per share	$1.45	$2.00		(h	)	$1.33

Diluted earnings per share	$1.42	$1.90		(h	)	$1.31

Average shares outstanding for basic earnings per share	6,964,719	2,809,608				10,280,636
Average shares outstanding for diluted earnings per share	7,091,311	2,956,188				10,407,228

See Notes to Unaudited Pro Forma Combined Financial Statements.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

June 30, 2006 and December 31, 2005

Note 1. Basis of Presentation

The merger will be accounted for using the purchase method of accounting.

Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations, requires the purchase method of accounting for business combinations. SFAS No. 142, Goodwill and Other Intangible Assets, establishes standards for goodwill acquired in a business combination and sets forth methods to periodically evaluate goodwill for impairment at least annually. The purchase method of accounting for business combinations requires that the assets acquired and liabilities assumed are recorded at their respective estimated fair market values as of the closing date. The excess of the total acquisition cost over the sum of the assigned fair values of the tangible and identifiable intangible assets acquired, less liabilities assumed, should be recorded as goodwill and evaluated for impairment thereafter at least annually. Financial statements of Community issued after the consummation of the merger are required to reflect those values, as well as the results of operations of the combined company beginning after the closing date of the merger. Financial statements of Community issued prior to the consummation of the merger will not be restated to reflect Valley historical financial condition or results of operations.

The unaudited pro forma combined statement of income for the six months ended June 30, 2006 and for the year ended December 31, 2005 give effect to the merger as if the merger had occurred on January 1, 2006 and 2005, respectively.

The unaudited pro forma combined balance sheet as of June 30, 2006 gives effect to the merger as if the merger had occurred at June 30, 2006.

The unaudited pro forma financial data is based on preliminary estimates and various assumptions that Community management and Valley management believe are reasonable in these circumstances. The unaudited pro forma adjustments reflect transaction-related items only and are based on currently available information. Purchase price allocations and related amortization, accretion and depreciation periods will be based on final appraisals, evaluations and estimates of fair values. As a result, actual asset and liability values established and related operating results, including actual amortization and accretion, could differ materially from those reflected in the unaudited pro forma combined financial statements. No estimates of business integration costs or anticipated cost savings, potential revenue enhancements or synergies that Community or Valley expect to realize in connection with the merger have been reflected in the unaudited pro forma combined financial statements. The unaudited pro forma combined financial statements do not reflect the impact of conforming Valley accounting policies to those of Community, as the impact, if any, has not yet been determined.

Note 2. Merger Consideration

Under the terms of the merger agreement and assuming an “average closing price” of $31.08, Community expects to issue approximately 3,315,917 shares of common stock and an aggregate $34.4 million in cash for the 2,827,881 outstanding shares of Valley common stock and 205,757 existing options held by Valley management and directors. Based on an implied exchange ratio of 1.4801 shares (as of June 30, 2006) of Community stock, it is contemplated that the transaction will be comprised of 75.0 percent stock and 25.0 percent cash, and will qualify as a tax-deferred reorganization. Based upon an assumed average closing price of $31.08 of Community’s common stock, the total fair value of the merger consideration at that date was approximately $137.4 million, as set forth in Note 3 below.

Note 3. Purchase Price and Acquisition Costs

Community has estimated the relative fair value of Valley net assets in order to determine a preliminary allocation of the purchase price to the net assets to be acquired. For purposes of the accompanying unaudited pro forma condensed combined financial statements, the excess of the purchase price over the book value of net assets to be acquired has been estimated as follows:

Estimated fair value of approximately 3,315,917 shares of the Community common stock expected to be issued:	$103,058,693	75.0%
Cash	34,352,897	25.0%

Total merger consideration	137,411,590
Estimated Community acquisition costs (1):
Merger-related compensation and severance	2,150,000
Other Merger-related expenses
Professional services	2,550,000

Total acquisition costs	4,700,000

Estimated total purchase price	142,111,590
Less fair value of Valley Bank net assets acquired	(45,434,466)
Less estimated fair value of Core Deposit Intangible	(8,483,783)

Estimated goodwill resulting from the Merger	$88,193,341

(1)	“Estimated Community acquisition costs” do not include any merger related expenses incurred by Valley.

The pro forma purchase price calculation shown above is subject to change between June 30, 2006 and the closing date of the merger as a result of the following items:

•	the possible change in the price of Community stock

•	the actual acquisition costs incurred by Community, and

•	final appraisals, evaluations and estimates of fair value.

The appraisal and purchase price allocation are expected to be finalized within one year after completion of the merger.

Community anticipates, based on preliminary plans and estimates, that approximately $4.7 million in costs will be incurred in connection with the merger and will be included as part of the purchase price of the acquisition, as set forth above.

In addition to the above transaction costs, Community expects to incur integration costs of approximately $1,000,000 before taxes (approximately $660,000 after taxes). These estimated costs are primarily comprised of information technology conversion costs and upgrades and branch improvements. These amounts are not reflected in the pro forma combined statements of operations. Such costs will be included in Community reported results of operations subsequent to the closing date of the merger.

Note 4. Pro Forma Adjustments

(a)	To reflect the cash portion of the purchase price and estimated transaction and merger related costs of approximately $34.4 million and approximately $4.7 million, respectively, as set forth in Note 3 above.

(b)	To reflect the goodwill and core deposit intangible to be recognized as a result of the merger, of $88.2 million and $8.5 million.

(c)	To reflect the elimination of Valley equity components.

(d)	To reflect the (1) fair value of approximately 2,120,911 shares of Valley common stock which exchanges into 3,139,057 shares of Community and (2) 176,860 shares issued in exchange for the cancellation of 154,318 vested options of directors and employees of Valley at an initial exchange ratio of 1.4801 based on a price of $31.08 (the average closing price, further described on page [*]), less weighted average exercise price of $10.38.

(e)	To reflect the estimated reduction in interest income assuming federal funds sold were utilized for the cash portion of the merger consideration and acquisition costs.

(f)	To reflect the amortization of the core deposit intangible in other operating expense amortized utilizing the straight-line method assuming an estimated life of approximately 8 years.

(g)	To reflect the impact of income taxes associated with these pro forma adjustments to operating results at a 34% combined effective income tax rate.

(h)	Pro forma basic earnings per share were calculated using Community historical shares outstanding for the periods presented and the expected issuance of 3,139,057 shares of Community common stock plus 176,860 the net shares given to option holders.

COMMUNITY STOCK

General

Community’s articles of incorporation, as amended, authorize it to issue up to 10,000,000 shares of common stock, $0.001 par value. If the proposed amendment is approved by the Community stockholders at the Community special meeting, the authorized number of shares of Community common stock will increase to 30,000,000. There were 7,387,069 shares of common stock issued and outstanding at June 28, 2006. In addition, at June 28, 2006, options to purchase 680,572 shares of Community common stock have been granted (as adjusted), but have not been exercised, pursuant to its previous stock option plan, and its recent 2005 Equity Based Compensation Plan. There are 622,563 shares (as adjusted) remaining available for future grant pursuant to the 2005 Equity Based Compensation Plan. Community’s shares do not represent or constitute deposit accounts and are not insured by the FDIC.

Common Stock

Dividends. Community stockholders are entitled to receive such dividends, if any, as may be declared by the board of directors out of funds legally available for such purpose. Community is a legal entity separate and distinct from Community Bank of Nevada, and after its acquisition, Cactus Commerce Bank. Because Community is a holding company with no significant assets other than Community Bank of Nevada, and after its acquisition, Cactus Commerce Bank, Community will be dependent upon dividends principally from Community Bank of Nevada for cash with which to pay dividends when, and if, Community’s dividend policy changes. Accordingly, Community’s ability to make dividend payments to stockholders is subject to statutory and regulatory restrictions that apply to Community Bank of Nevada. A Nevada banking corporation, such as Community Bank of Nevada, may not declare a dividend until (a) the surplus fund of the bank equals its initial stockholders’ or members’ equity, not including its initial surplus fund, (b) there has first been carried to the surplus fund 10 percent of the previous year’s net profit, and (c) the bank complies with the requirements set forth in NRS 661.025. However, in general the directors of a Nevada state bank that maintains the issuance of deposits required pursuant to the provisions of the Federal Deposit Insurance Act may declare a dividend or make a distribution of so much of the net profits of the bank as they determine is expedient. The Nevada Division of Financial Institutions may also restrict the payment of dividends under its general supervisory and enforcement powers.

Voting Rights. Each share of common stock is entitled to one vote on all matters presented for a vote. Cumulative voting for the election of directors is not authorized.

Preemptive Rights. Community’s articles of incorporation provide that holders of shares of common stock shall not have any preemptive right (i.e. the right of first refusal to acquire shares offered by Community) to acquire unissued shares of capital stock of Community.

Other Rights. Community’s shares of common stock have no liquidation rights or conversion rights, and its articles of incorporation contain no provisions regarding the redemption of the common stock, nor any sinking fund provisions.

Assessment. Shares of Community common stock are not assessable.

Articles of Incorporation and Bylaws

Stockholders’ rights and related matters are governed by Community’s articles of incorporation, bylaws and Nevada law. Community’s articles of incorporation may not be amended without the affirmative vote of at least a majority of the outstanding shares unless a greater amount is required by law. Subject to the approval of the Division of Financial Institutions for the State of Nevada, if such approval is required, Community’s bylaws may be amended by either the board of directors or by the affirmative vote of a majority of our outstanding voting shares.

Board of Directors

Community’s bylaws provide that the number of directors must fall within a range between five and twenty-five, the exact number to be fixed by resolution of the Board of Directors. The board of directors has set the current size of the Board at seven persons. Each director is appointed for a term of one year until his or her successor is appointed and qualified.

Indemnification

Indemnification. Community’s articles of incorporation and bylaws contain provisions for the indemnification of its officers and directors, and authorize it to pay reasonable expenses incurred by, or to satisfy a fine or judgment against, a current or former director, officer, employee or agent in connection with certain types of legal liability incurred by the individual while acting for Community within the scope of his or her employment, except for acts or omissions that are finally adjudged to be intentional misconduct, fraud, or a knowing violation of law and was material to the cause of action. The indemnification provided for in Community’s articles of incorporation is not exclusive of any other rights to which those indemnified may be entitled under any bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

Limitation of Liability. Nevada state law contains provisions eliminating the personal liability of directors and officers to Community or its stockholders for damages for breach of fiduciary duty as a director or officer, except for acts or omissions involving intentional misconduct, fraud, or a knowing violation of law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers, directors and controlling persons of Community pursuant to the foregoing provisions, Community has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Defensive Provisions of Nevada Law

Certain provisions of the Nevada Revised Statutes, or the NRS, summarized below, may be considered to have an anti-takeover effect and may delay, deter, or prevent a tender offer, proxy contest or other takeover attempt that stockholders might consider to be in their best interest, including such an attempt that might result in the payment of a premium over the market price of the stockholders’ shares.

Community is not subject to the NRS provisions, which are commonly referred to as Nevada’s “business combination law” (codified in NRS Sections 78.411 through 78.444), or the BCL, since it has opted out of the provisions of such law. However, Community has not opted out of the NRS provisions which are commonly referred to as the “control share law” (codified in NRS Sections 78.378 through 78.3793), or the CSL, and, such provisions apply while Community has 200 or more stockholders of record, at least 100 of whom are in Nevada.

The BCL provides, among other things, for restrictions on business “combinations” (as broadly defined in the BCL) between a corporation and a person (individually or in association with others) who is deemed an “interested stockholder” because such person (i) has acquired ten percent or more of the voting power of the corporation’s shares or (ii) has certain affiliations or associations with the corporation and previously owned ten percent or more of such voting shares. Such business combinations are prohibited for a three-year period specified by the BCL unless certain prior approvals by the corporation’s board of directors have been obtained. After expiration of the three-year period, such business combinations are still prohibited unless certain prior approvals by the corporation’s board of directors or disinterested stockholders have been obtained or certain fair value requirements are met.

The CSL provides, among other things, that a person (individually or in association with others) who acquires a “controlling interest” (which, under the definition in the CSL, can be as small as 20% of the voting power in the election of directors) in a corporation will obtain voting rights in the “control shares” only to the extent such rights are conferred by a vote of the disinterested stockholders. In addition, in certain cases where the acquiring party has obtained such stockholder approval for voting rights, stockholders who voted against conferring such voting rights will be entitled to demand payment by the corporation of the fair value of their shares.

Defensive Provisions in Articles or Bylaws

Community’s bylaws provide certain procedures that must be complied with in order for a stockholder to propose a nominee for director, to be considered by our nominating committee. These provisions contain time limits and informational requirements that must be complied with in order to make such nominations.

Community’s articles of incorporation prohibit cumulative voting in the election of directors. Cumulative voting may facilitate a stockholder or group of stockholders in electing one or more candidates to our board of directors in opposition to our slate of proposed directors.

Community’s articles of incorporation authorize the issuance of 10,000,000 shares of common stock. If the proposed amendment to Community’s articles of incorporation is adopted at the Community special meeting, the authorized number of shares of Community common stock will increase to 30,000,000. The shares of common stock were authorized to provide our board of directors with as much flexibility as possible to effect, among other transactions, financings, acquisitions, stock dividends, and the exercise of employee stock options. However, these additional authorized shares may also be used by the Board of Directors, to the extent consistent with its fiduciary duty, to deter future attempts to gain control of Community. As a result of the ability to issue additional shares of common stock, the board has the power to issue stock to persons friendly to management in order to attempt to block a tender offer, merger or other transaction by which a third party seeks control of Community, and thereby allow members of management to retain their positions.

The provisions described above may be considered to have an anti-takeover effect and may delay, defer or prevent a tender offer or other takeover attempt that a stockholder might consider to be in such stockholder’s best interest, including such an attempt as might result in the receipt of a premium over the market price for the shares of common stock held by such stockholder.

COMPARISON OF COMMUNITY COMMON STOCK

AND VALLEY COMMON STOCK

As a result of the merger, many of the holders of Valley common stock will become stockholders of Community, a Nevada corporation. As a holder of Community common stock, you will have similar (but not identical) rights to those that you currently have with your shares of Valley common stock.

The discussion below is a summary of various rights of stockholders, it is not intended to be a complete statement of all rights. The discussion is qualified in its entirety by reference to the articles of incorporation of Community and the articles of incorporation of Valley as well as the provisions of Nevada and relevant federal law.

Authorized Capital Stock

Valley’s articles of incorporation provide for 10,000,000 authorized shares of $0.73 par value common stock. At June 28, 2006, there were 2,827,881 shares of such stock outstanding. Valley’s articles of incorporation also provide for 500,000 authorized shares of $1.00 par value preferred stock. No shares of preferred stock are outstanding.

Community’s articles of incorporation provides for 10,000,000 shares of authorized common stock with a par value of $0.001 per share of which, at June 28, 2006, there were 7,387,069 shares outstanding. If the proposed amendment to Community’s articles of incorporation is adopted at the Community special meeting, the authorized number of shares of Community common stock will increase to 30,000,000.

Issuance of Common Stock

Under Community’s articles of incorporation and Valley’s articles of incorporation, shares of common stock may be issued from time to time by their Boards of Directors without the approval of the stockholders.

Liquidation Rights

In the event of liquidation, holders of common stock of Community and Valley are entitled to similar rights to assets distributable to stockholders on a pro rata basis after satisfaction of liabilities.

Redemption Rights

Valley and Community are empowered by Nevada law to buy their shares of stock from their stockholders at the mutual accord of the stockholder and the respective company.

Preemptive Rights

Neither Community’s nor Valley’s articles of incorporation provide for preemptive rights.

Voting Rights

Each share of Valley common stock and each share of Community common stock is entitled to one vote per share. Community’s articles of incorporation prohibit cumulative voting in the election of directors. Valley’s articles of incorporation do not prohibit cumulative voting in the election of directors.

Cumulative voting entitles a stockholder to vote as many votes as equals the number of shares the stockholder owns multiplied by the number of directors to be elected. A stockholder may cast all his votes for a single candidate or distribute such votes among any or all of the candidates.

Stockholder Action without a Meeting

Valley’s bylaws provide that any action that is required or permitted to be taken by stockholders at an annual or special meeting may be taken by a written consent signed by the stockholders of the outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, except as to the election of directors, in which case all stockholders must sign such consent.

Community’s articles and bylaws are silent on taking stockholder action without a meeting. However, Nevada law provides that in the absence of a provision to the contrary in a company’s articles of incorporation or the bylaws, any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if, before or after the action, a written consent thereto is signed by stockholders holding at least a majority of the voting power, except that if a different proportion of voting power is required for such an action at a meeting, then that proportion of written consents is required.

Stockholder Vote on Business Combinations

In general, approval of a business combination (a merger or sale of assets) involving Valley or Community requires the approval of a majority of the board of directors as well as a favorable vote of not less than a majority of the outstanding shares.

Special Meetings of Stockholders

Valley’s and Community’s bylaws provide that a special meeting of the stockholders may be called by, among others, a holder or holders of 25% or more of the outstanding voting shares.

Dividends

Valley and Community are subject to similar restrictions on the ability to pay dividends. Under Nevada law, a corporation (such as Community or Valley) may not pay a dividend if, after giving effect to the dividend, (i) the corporation would not be able to pay its debts as they become due, or (ii) the corporation’s assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of distribution, to satisfy the dissolution rights of an preferred stockholders. Additionally, Community’s junior subordinated debt agreements contain a provision that prohibits its paying dividends if Community has a deferred payment of interest on outstanding trust preferred securities.

Both Valley and Community are legal entities separate and distinct from their respective bank subsidiaries, Valley Bank and Community Bank of Nevada. Because Valley and Community are holding companies with no significant assets other than their respective subsidiaries, both Valley and Community are dependent upon dividends from their respective bank subsidiaries for cash with which to pay dividends.

A Nevada banking corporation, such as Valley Bank or Community Bank of Nevada, may not declare a dividend until (a) the surplus fund of the bank equals its initial stockholders’ or members’ equity, not including its initial surplus fund, (b) there has first been carried to the surplus fund ten percent of the previous year’s net profit, and (c) the bank complies with the requirements set forth in NRS 661.025. However, in general the directors of a Nevada state bank that maintains insurance of deposits required pursuant to the provisions of the Federal Deposit Insurance Act may declare a dividend or make a distribution of so much of the net profits of the bank as they determine is expedient. The Nevada Division of Financial Institutions may also restrict the payment of dividends under its general supervisory and enforcement powers.

Accordingly, Valley’s and Community’s ability to make dividend payments to their respective stockholders is subject to statutory and regulatory restrictions that apply to Valley Bank and Community Bank of Nevada.

Community is currently pursuing a policy of retaining earnings, and has no present plans to begin paying cash or stock dividends.

Amendment to Charter and Bylaws

In general, Valley’s articles of incorporation and bylaws may be amended by a favorable vote of the majority of the outstanding voting stock. Under most circumstances, the bylaws of a Nevada state bank may also be amended by the board of directors.

Amendments to Community’s articles of incorporation require the approval of a majority vote of Community’s Board of Directors, or by a majority of the outstanding shares of Community’s voting stock. Community’s bylaws may be amended by a majority vote of the board of directors or the affirmative vote of a majority of the total votes eligible to be voted at a duly constituted meeting of stockholders.

Board of Directors

Valley’s articles of incorporation do not provide a number of directors on its board, but does require that board members be stockholders in Valley. Valley’s bylaws provide that the number of directors shall not be less than five nor more than fifteen with the exact number fixed by a resolution of the board or stockholders. The number of directors has been fixed at eleven.

Community’s articles of incorporation provide that the number of directors shall be not less than five nor more than twenty-five with the exact number of directors fixed by a resolution of the board. The number of directors has been fixed at seven.

Valley has a staggered board, with three different classes of directors, with each member of a class being elected to a three year term. All directors of Community are elected annually for a one year term.

In general, the removal of a director of Community requires a vote of a majority of the stockholders at a meeting. The removal of a director of Valley requires a vote of not less than two-thirds of Valley’s outstanding shares.

Nomination to the Board of Directors

Valley’s bylaws require stockholders to comply with certain prior notice provisions in connection with the nomination of persons to become directors of Valley. Failure to comply with these provisions may result in the nomination being disregarded.

Community’s bylaws contain similar prior notice provisions. Failure to comply with these provisions will result in the nomination being disregarded.

Dissenters’ Rights

Neither stockholders in Valley nor Community are entitled to dissenter’s rights under the Nevada Revised Statutes.

Limitation of Personal Liability of Directors and Officers

Nevada state law contains provisions eliminating the personal liability of directors and officers to Community or its stockholders for damages for breach of fiduciary duty as a director or officer, except for acts or omissions involving intentional misconduct, fraud, or a knowing violation of law.

As a Nevada corporation, Valley’s directors and officers enjoy a similar limitation of liability.

COMMUNITY SPECIAL MEETING PROPOSAL 2

INCREASE OF AUTHORIZED SHARES

Proposal to Increase Authorized Shares

Community’s board of directors has adopted, subject to stockholder approval, an amendment to Community’s articles of incorporation to increase the authorized number of shares of common stock to 30,000,000 shares from the currently authorized 10,000,000 shares. The board of directors adopted this amendment in order to ensure that Community would have sufficient shares of common stock available to perform its obligations under the merger agreement, its various equity based compensation plans, and for additional issuances in the future.

The additional shares of common stock to be authorized by adoption of the amendment would have rights identical to the currently outstanding shares of Community common stock. Adoption of the proposed amendment will not affect the rights of the holders of currently outstanding Community common stock, except for effects incidental to increasing the number of shares of Community common stock outstanding, such as dilution of the earnings per share and voting rights of current holders of Community common stock. If the amendment is adopted, it will become effective upon the filing of a certificate of amendment to the articles of incorporation with the Secretary of State of the State of Nevada.

As of June 30, 2006, Community had 7,387,069 shares of common stock outstanding, 680,572 shares reserved for issuance upon exercise of outstanding options and rights granted under its equity based compensation plans, and an additional approximately 3.3 million shares subject to subject to issuance in the proposed merger. Accordingly, the 10,000,000 shares of common stock currently authorized under the articles of incorporation is not sufficient to permit Community to satisfy its obligations to issue shares in the merger and satisfy its obligations under its equity based compensation plans.

At present, Community’s board of directors has no other immediate and specific plans to issue additional shares of common stock. However, part of Community’s business plan is to expand its franchise through acquisition, which may involve issuance of Community common stock as consideration in any such acquisitions. Community’s board of directors desires to have the shares available to enable Community to have a sufficient number of shares reserved under its equity compensation plans, and to provide additional flexibility to use Community common stock for business and financial purposes in the future. The additional shares may be used for various purposes without further stockholder approval, except to the extent required by applicable NASDAQ Marketplace Rules. These purposes may include: raising capital; expanding Community’s franchise through acquisition of other businesses; and other purposes.

The additional shares of Community common stock that would become available for issuance if the proposal is adopted could also be used by Community to oppose a hostile takeover attempt or to delay or prevent changes in control or management of Community. For example, without further stockholder approval, the board of directors could strategically sell shares of Community common stock in a private transaction to purchasers who would oppose a takeover or favor the current board of directors. Although this proposal to increase the authorized common stock has been prompted by the business and financial considerations described herein and not by the threat of any hostile takeover attempt (nor is the Community board of directors currently aware of any such attempts directed at us), stockholders should be aware that approval of this Proposal 2 could facilitate future efforts by us to deter or prevent changes in control, including transactions in which the stockholders might otherwise receive a premium for their shares over then current market prices.

The text of the existing Articles of Incorporation, and all amendments thereto, may be obtained upon written request directed to the Secretary at Community, 400 S. 4th Street, Suite 215, Las Vegas, Nevada 89101, and is also available free of charge through the SEC’s website at www.sec.gov.

Required Vote

To be approved, Proposal 2 must receive “FOR” votes from a majority of the shares outstanding on the record date. If a Community stockholder abstains from voting, it will have the same effect as an “AGAINST” vote. Broker non-votes will have the same effect as an “AGAINST” vote.

The Community board of directors unanimously recommends a vote “FOR” Proposal 2, approving an increase in the authorized shares of Community common stock.

WHERE YOU CAN FIND MORE INFORMATION

Valley and Community file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that Community and Valley file at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at (800) SEC-0330 for further information on the public reference rooms. The SEC also maintains an Internet World Wide Web site at “http://www.sec.gov” at which reports, proxy and information statements and other information regarding Community and Valley are available.

Community maintains a website at www.communitybanknv.com, and via the “Documents” link in the “Investors” portion of such site, you may obtain copies of documents filed by Community with the SEC. Valley maintains a website at www.valleybancorp.com, and through the “SEC Filings” tab at such site, you may obtain copies of documents filed by Valley with the SEC.

This joint proxy statement-prospectus includes information that has not been presented to you but is “incorporated by reference.” This means that Community and Valley can disclose information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered a part of this joint proxy statement-prospectus, except for any information superseded by information contained in this joint proxy statement-prospectus. This joint proxy statement-prospectus incorporates by reference the documents listed below, which contain important business and financial information.

All documents filed by Community or Valley pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this document and before the date of the Community special meeting or the Valley special meeting are also deemed to be incorporated by reference into and are made a part of this document from the date of filing of those documents.

This joint proxy statement-prospectus incorporates by reference the following documents filed by Community:

•	Community’s annual report on Form 10-K for the year ended December 31, 2005.

•	All other Community reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 2005.

•	The description of Community’s common stock contained in Community’s registration statement on Form 8-A, filed on November 24, 2004, and any amendment or reports that update the description.

To the extent that any information contained in any Current Report on Form 8-K, or any exhibit thereto, was furnished to, rather than filed with, the SEC, such information or exhibit is specifically not incorporated by reference in this document.

This joint proxy statement-prospectus incorporates by reference the following documents filed by Valley:

•	Valley’s annual report on Form 10-K for the year ended December 31, 2005.

•	All other Valley reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 2005.

•	The description of Valley’s common stock that is contained in its registration statement on Form 8-A filed on September 21, 2004, including any amendment or report filed for the purpose of updating that description.

To the extent that any information contained in any Current Report on Form 8-K, or any exhibit thereto, was furnished to, rather than filed with, the SEC, such information or exhibit is specifically not incorporated by reference in this document.

You should rely only on the information contained in, delivered with or referred to in this document. Neither Community nor Valley have authorized anyone to provide you with information that is different.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this document will be deemed to be modified or superseded for purposes of this document to the extent that a statement contained in this document or any other subsequently filed document that is deemed to be incorporated by reference into this document modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this document.

Community has filed with the Securities and Exchange Commission a registration statement on Form S-4 under the Securities Act of 1933 relating to the shares of Community common stock to be issued in connection with the merger. This joint proxy statement—prospectus also constitutes the prospectus of Community filed as part of the registration statement but does not contain all the information set forth in the registration statement and exhibits thereto. You may copy and read the registration statement and its exhibits at the public reference facilities maintained by the SEC reference rooms described above.

Documents filed by Community with the SEC also are available from Community without charge, excluding all exhibits unless specifically incorporated by reference in this joint proxy statement-prospectus, by requesting them in writing or by telephone from:

Cathy Robinson

Chief Financial Officer

Community Bancorp

400 S. 4th Street, Suite 215

Las Vegas, Nevada 89101

(702) 878-0700

You may request a copy of any of Valley’s filings at no cost, by writing or telephoning Valley at the address and phone number set forth below:

Valley Bancorp

Attn: Investor Relations

1300 S. Jones Blvd.

Las Vegas, Nevada 89146

(702) 821-4114

If you would like to request documents, please do so by [*], 2006 to receive them before the special meetings.

Community has supplied all information contained in the joint proxy statement—prospectus relating to Community and Valley has supplied all such information relating to Valley.

In deciding how to vote, you should rely only on the information contained in this joint proxy statement—prospectus or incorporated herein by reference. Neither Community nor Valley has authorized any person to provide you with any information that is different from what is contained in this joint proxy statement—prospectus. This joint proxy statement—prospectus is dated [*], 2006. You should not assume that the information contained in this joint proxy statement—prospectus is accurate as of any date other than such date, and neither the mailing to you of this joint proxy statement—prospectus nor the issuance to Valley stockholders of shares of Community common stock will create any implication to the contrary. This joint proxy statement—prospectus does not constitute an offer to sell or a solicitation of any offer to buy any securities, or the solicitation of a proxy in any jurisdiction in which, or to any person to whom, it is unlawful.

LEGAL MATTERS

Certain legal matters with respect to Community, including the validity of the shares of Community common stock to be issued in connection with the merger, will be passed upon for Community by Reitner, Stuart & Moore, San Luis Obispo, California. As of the date of this joint proxy statement—prospectus, members of Reitner, Stuart & Moore owned an aggregate of approximately [*] shares of Community common stock.

EXPERTS

The consolidated financial statements of Community as of December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005 incorporated by reference in this joint proxy statement—prospectus have been audited by McGladrey & Pullen, LLP, an independent registered public accounting firm, as indicated in their report with respect thereto and are included herein in reliance upon the authority of said firm as experts in giving said reports.

The consolidated financial statements of Valley as of December 31, 2005 and 2004, and for each of the years in the three year period ended December 31, 2005 incorporated by reference in this joint proxy statement—prospectus have been audited by McGladrey & Pullen, LLP, an independent registered public accounting firm, as indicated in their report with respect thereto and are included herein in reliance upon the authority of said firm as experts in giving said reports.

OTHER BUSINESS

We are not aware of any business to come before either of the special meeting other than those matters described in this joint proxy statement—prospectus. However, if any other matters should properly come before our meeting, it is intended that the proxies solicited hereby will be voted with respect to those other matters in accordance with the judgment of the persons voting the proxies.

APPENDIX A

AGREEMENT TO MERGE

AND PLAN OF REORGANIZATION

dated as of June 28, 2006

by and among

Community Bancorp

and

Valley Bancorp

AGREEMENT TO MERGE

AND PLAN OF REORGANIZATION

THIS AGREEMENT TO MERGE AND PLAN OF REORGANIZATION (“Agreement”) is entered into as of June 28, 2006, among Community Bancorp, a corporation and registered bank holding company organized under the laws of Nevada (“Company”) located in Las Vegas, Nevada, and Valley Bancorp, a corporation and registered bank holding company organized under the laws of Nevada (“Seller”), located in Las Vegas, Nevada.

R E C I T A L S:

A. Company and Seller believe that it would be in their respective best interests and in the best interests of their respective stockholders for Seller to merge with and into Company (the “Merger”), all in accordance with the terms set forth in this Agreement and applicable law.

B. The respective Boards of Directors of Company and Seller have adopted by at least majority vote resolutions approving and authorizing the Merger, this Agreement and the transactions contemplated herein.

C. Company and Seller desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated by this Agreement.

D. It is the intention of the parties to this Agreement that the business combination contemplated hereby be treated as a “reorganization” under Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”).

A G R E E M E N T

IN CONSIDERATION of the premises and mutual covenants hereinafter contained, Company and Seller agree as follows:

ARTICLE 1

DEFINITIONS AND DETERMINATIONS

1.1 Definitions. Capitalized terms used in this Agreement shall have the meanings set forth below:

“Affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.

“Average Closing Price” means the average of the daily closing price of a share of Company’s Stock reported over the Nasdaq National Market (“Nasdaq”) during the twenty (20) consecutive trading days ending at the end of the third trading day immediately preceding the anticipated Effective Day (the “Company Measuring Period”), whether or not trades occurred on those days.

“Award” means a right of any kind, contingent or accrued, to acquire or receive shares of Seller Stock or benefits measured by the value of Seller Stock, and each award of any kind consisting of shares of Seller Stock that may be held, awarded, outstanding, payable or reserved for issuance under a Seller Benefit Arrangement or Seller Stock Option Plan, other than Seller Stock Options.

“Bank Merger” shall have the meaning set forth in Section 2.1(b).

“Benefit Arrangement” means any plan or arrangement maintained or contributed to by a Party, including an “employee benefit plan” within the meaning of ERISA, (but exclusive of base salary and base wages) which provides for any form of current or deferred compensation, bonus, stock option, profit sharing, benefit, retirement, incentive, group health or insurance, welfare or similar plan or arrangement for the benefit of any employee, officer or director or class of employee, officer or director, whether active or retired, of a Party.

“BHC Act” means the Bank Holding Company Act of 1956, as amended.

“Business Day” means any day other than a Saturday, Sunday or day on which commercial banks in Nevada are authorized or required to be closed.

“Cash Election” shall have the meaning given such term in Section 2.7(a).

“Cash Proration Factor” shall have the meaning given such term in Section 2.7(d).

“Certificates” shall have the meaning given such term in Section 2.5(b).

“Change in Control Agreements” has the meaning set forth in the definition of the Change in Control Amounts.

“Change in Control Amounts” means the aggregate amount of each Change in Control Payment as defined in and due under (i) the Employment Agreement, dated March 22, 2000, as amended, among Seller Bank, Seller and Barry L. Hulin, (ii) the Change in Control Severance Agreement, dated March 22, 2000, as amended, among Seller Bank, Seller and Steve Gilbert, and (iii) the Change in Control Severance Agreement, dated March 22, 2000, as amended, among Seller Bank, Seller and Dick Holtzclaw (collectively, the “Change in Control Agreements”).

“Change in Recommendation” shall have the meaning given such term in Section 7.1(a).

“Charter Documents” means, with respect to any business organization, any certificate of incorporation, or articles of incorporation and any bylaws, each as amended to date, that regulate the basic organization of the business organization and its internal relations.

“Closing” means the consummation of the Merger on the Effective Day at the main office of Company or at such other place as may be agreed upon by the Parties.

“Code” shall have the meaning given such term in the Recitals.

“Combination Cash Election” shall have the meaning given such term in Section 2.7(a).

“Combination Stock Election” shall have the meaning given such term in Section 2.7(a).

“Company” shall have the meaning given such term in the introductory clause.

“Company Bank” means Community Bank of Nevada.

“Company Benefit Arrangement” means the Benefit Arrangements maintained or otherwise contributed to by Company or Company Bank.

“Company Initial Price” means $31.40.

“Company Measuring Period” has the meaning set forth in the definition of Average Closing Price.

“Company Property” shall have the meaning given such term in Section 3.24.

“Company Stockholders’ Meeting” shall have the meaning given such term in Section 7.1(b).

“Company Stock” means the common stock, $0.001 par value, of Company.

“Company Stock Option” means any option issued pursuant to the Company Stock Option Plans.

“Company Stock Option Plans” means the Company’s 1995 Stock Option and Awards Plan and 2005 Equity Based Compensation Plan, as amended.

“Competing Transaction” shall have the meaning given such term in Section 6.12.

“Confidential Information” means all information exchanged heretofore or hereafter between Seller and Seller Bank and their affiliates and agents, on the one hand, and Company and Company Bank and their affiliates and agents, on the other hand, which is information related to the business, financial position or operations of the Person responsible for furnishing the information or an Affiliate of such Person (such information to include, by way of example only and not of limitation, client lists, company manuals, internal memoranda, strategic plans, budgets, forecasts/ projections, computer models, marketing plans, files relating to loans originated by such Person, loans and loan participations purchased by such Person from others, investments, deposits, leases, contracts, employment records, minutes of board of directors meetings (and committees thereof) and stockholder meetings, legal proceedings, reports of examination by any Governmental Entity, and such other records or documents such Person may supply to the other Party pursuant to the terms of this Agreement or as contemplated hereby). Notwithstanding the foregoing, “Confidential Information” shall not include any information that (i) at the time of disclosure or thereafter is generally available to and known by the public (other than as a result of a disclosure directly or indirectly by the recipients or any of their officers, directors, employees or other representatives or agents), (ii) was available to the recipients on a nonconfidential basis from a source other than Persons responsible for furnishing the information, provided that such source is not and was not bound by a confidentiality agreement with respect to the information, or (iii) has been independently acquired or developed by the recipients without violating any obligations under this Agreement.

“Consents” means every required consent, approval, absence of disapproval, waiver or authorization from, or notice to, or registration or filing with, any Person.

“Decline Adjustment” shall have the meaning given such term in Section 10.1(g).

“DFI” means the Nevada Division of Financial Institutions.

“Directors’ Agreement” shall mean an agreement substantially in the form attached as Exhibit C.

“Disclosure Letter” means a disclosure letter from the Party making the disclosure and delivered to the other Party.

“DPC Property” means voting securities, other personal property and real property acquired by foreclosure or otherwise, in the ordinary course of collecting a debt previously contracted for in good faith, retained with the object of sale for any applicable statutory holding period, and recorded in the holder’s business records as such.

“Effective Day” means the day on which the Effective Time occurs.

“Effective Time” shall have the meaning given such term in Section 2.2.

“Election” shall have the meaning given such term in Section 2.7(a).

“Election Deadline” shall have the meaning given such term in Section 2.7(b).

“Election Form” shall have the meaning given such term in Section 2.7(a).

“Election Form Record Date” shall have the meaning given such term in Section 2.7(a).

“Encumbrances” means any option, pledge, security interest, lien, charge, encumbrance, mortgage, assessment, claim or restriction (whether on voting, disposition or otherwise), whether imposed by agreement, understanding, Rule or otherwise.

“Environmental Laws” shall have the meaning given such term in Section 4.23.

“Equity Securities” means capital stock or any options, rights, warrants or other rights to subscribe for or purchase capital stock, or any plans, contracts or commitments that are exercisable in such capital stock or that provide for the issuance of, or grant the right to acquire, or are convertible into, or exchangeable for, such capital stock.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and all regulations thereunder.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” means Computershare Trust Company, Inc., or such other financial institution appointed by Company to reflect the exchange contemplated by Section 2.5 hereof.

“Exchange Fund” shall have the meaning given such term in Section 2.5.

“Exchange Ratio” means the number of shares of Company Stock which a seller making a Stock Election or Combination Stock Election shall receive for each share of Seller Stock determined by dividing the Per Share Cash Consideration by the Average Closing Price.

“Executive Officer” means with respect to any company a natural Person who participates or has the authority to participate (other than solely in the capacity of a director) in major policy making functions of the company, whether or not such Person has a title or is serving with salary or compensation and, in the case of Seller, shall mean Seller’s Chief Executive Officer and Chief Financial Officer.

“FDIC” means the Federal Deposit Insurance Corporation.

“Final Index” shall have the meaning given such term in Section 10.1(g).

“Financial Statements of Company” means the audited consolidated financial statements (balance sheets, statements of income, statements of cash flow and statements of changes in financial position) and notes thereto of Company and the related opinions thereon for the years ended December 31, 2003, 2004 and 2005 and the unaudited consolidated statements of financial condition and statements of operations and cash flow of Company for the three months ended March 31, 2006.

“Financial Statements of Seller” means the audited consolidated financial statements (balance sheets, statements of income, statements of cash flow and statements of changes in financial position) and notes thereto of Seller and the related opinions thereon for the years ended December 31, 2003, 2004 and 2005 and the unaudited consolidated statements of financial condition and statements of operations and cash flow of Seller for the three months ended March 31, 2006.

“FRB” shall mean the Board of Governors of the Federal Reserve System.

“GAAP” means generally accepted accounting principles accepted in the United States of America.

“Governmental Entity” means any court or tribunal in any jurisdiction or any United States federal, state, district, domestic, or other administrative agency, department, commission, board, bureau or other governmental authority or instrumentality.

“Hazardous Materials” shall have the meaning given such term in Section 4.23.

“Immediate Family” shall mean a Person’s spouse, parents, in-laws, children and siblings.

“Indemnification Agreements” means the Indemnification Agreements dated June 16, 2004, between Seller and its directors.

“Index” shall have the meaning given such term in Section 10.1(g).

“Initial Index” means 3,153.09.

“IRS” shall mean the Internal Revenue Service.

“Investment Securities” means any equity security or debt security as defined in Statement of Financial Accounting Standard No. 115.

“Mailing Date” shall have the meaning given such term in Section 2.7(a).

“Material Adverse Effect” means, with respect to any Party, any change, circumstance or effect, individually or in the aggregate, that is materially adverse (i) to the business, operations, assets, liabilities, personnel, prospects or condition (financial or otherwise), of such Party and its Subsidiaries taken as a whole, other than any change, circumstance or effect relating to (A) the U.S. economy or U.S. securities markets affecting banks generally, except to the extent such change disproportionately affects such Party, (B) changes, after the date hereof, in generally accepted accounting principles or regulatory accounting requirements applicable to banks generally, except to the extent such change disproportionately affects such Party, (C) changes, after the date hereof, in laws of general applicability or interpretations thereof by courts or governmental authorities, (D) actions or omissions by Seller taken with the prior written permission of Company or upon the recommendation of Company or required under this Agreement, (E) the announcement or existence of this Agreement (including the loss of employees as a result thereof or expenses related to the required accounting treatment of stock options), or (F) any failure, in and of itself, by a Party to meet internal or other estimates, predictions, projections or forecasts of revenue, net income or any other measure of financial performance (it being understood that, with respect to this clause (F), the facts or circumstances giving rise or contributing to failure to meet estimates or projections may be deemed to constitute, or be taken into account in determining whether there has been, a Material Adverse Effect, except to the extent such facts or circumstances are themselves excepted from the definition of Material Adverse Effect pursuant to any other clause of this definition); or (ii) to the ability of such Party to timely consummate the transactions contemplated by this Agreement.

“Merger” shall have the meaning set forth in Section 2.1(a).

“Minimum Adjustment Price” shall have the meaning given such term in Section 10.1(g).

“NRS” means the Nevada Revised Statutes.

“Operating Loss” shall have the meaning given such term in Section 4.22.

“Party” means Company or Seller.

“Per Share Cash Consideration” is $46.00 if the Average Closing Price is between $28.26 and $34.54. If the Average Closing Price is less than $28.26, the Per Share Cash Consideration will be calculated by multiplying 1.2208 times the Average Closing Price and adding $11.50. If the Average Closing Price is greater than $34.54, the Per Share Cash Consideration will be calculated by multiplying 0.9988 times the Average Closing Price and adding $11.50.

“Permit” means any United States federal, foreign, state, local or other license, permit, franchise, and certificate of authority, order of approval necessary or appropriate under applicable Rules.

“Person” means any natural person, corporation, trust, association, unincorporated body, partnership, joint venture, Governmental Entity, statutorily or regulatory sanctioned unit or any other person or organization.

“Plan of Bank Merger” means the Plan of Bank Merger substantially in the form attached as Exhibit A.

“Plan of Merger” means the Plan of Merger substantially in the form attached as Exhibit B.

“Professional Fees” shall have the meaning given such term in Section 8.2(l).

“Proportionate Relative to the Index” shall have the meaning given such term in Section 10.1(g).

“Proxy Statement” means the joint proxy statement/prospectus that is included as part of the S-4 and used to solicit proxies for the Seller Stockholders’ Meeting, to solicit proxies for the Company Stockholders’ Meeting and to offer and sell the shares of Company Stock to be issued in connection with the Merger.

“Related Group of Persons” means Affiliates, members of an Immediate Family or Persons the obligation of whom would be attributed to another Person pursuant to the regulations promulgated by the SEC.

“Required Stock Amount” shall have the meaning given such term in Section 2.7(c).

“Rights” means, with respect to any Person, the stock options, stock appreciation rights, warrants, and any other securities or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, or any options, calls or commitments relating to, or other instrument the value of which is determined in whole or in part by reference to the market price or value of, any shares of capital stock or any other property or assets of such Person.

“Rule” means any statute or law or any judgment, decree, injunction, order, regulation or rule of any Governmental Entity.

“S-4” means the registration statement on Form S-4, and such amendments thereto, that is filed with the SEC to register the shares of Company Stock to be issued in the Merger under the Securities Act and includes the Proxy Statement that will be used to solicit proxies for the Seller and Company Stockholders’ Meetings.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“SEC Reports” mean all reports filed by a Party hereto pursuant to the Exchange Act with the SEC.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” shall have the meaning given such term in the introductory clause.

“Seller Bank” means Valley Bank.

“Seller Benefit Arrangement” shall have the meaning given such term in Section 4.18.

“Seller Property” shall have the meaning given such term in Section 4.23.

“Seller Scheduled Contracts” shall have the meaning given such term in Section 4.25.

“Seller Stockholders’ Meeting” shall have the meaning given such term in Section 7.1(a).

“Seller Stock” means the common stock, no par value of Seller.

“Seller Stock Option Plan” means Seller’s 1999 Employee Stock Option Plan, as amended and/or Seller’s 1999 Nonqualified Stock Option Plan, as amended.

“Seller Stock Options” means the stock options issued pursuant to Seller Stock Option Plan and as listed on Seller’s Disclosure Letter pursuant to Section 4.2.

“Significant Decline” shall have the meaning given such term in Section 10.1(g).

“Stock Designated Shares” shall have the meaning given such term in Section 2.7(d).

“Stock Election” shall have the meaning given such term in Section 2.7(a).

“Stock Proration Factor” shall have the meaning given such term in Section 2.7(d).

“Subsidiary” means, as to any Person, a corporation, limited liability company, partnership or other entity of which shares of stock or other ownership interests having ordinary voting power (other than stock or such other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers of such corporation, limited liability company, partnership or other entity are at the time owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by such Person.

“Surviving Bank” means the Company Bank as the Nevada banking corporation surviving the Bank Merger of Seller Bank with and into Company Bank.

“Surviving Company” means the Company as the Nevada corporation surviving the Merger of Seller with and into Company.

“Tank” shall have the meaning given such term in Section 4.23.

“Termination Notice” shall have the meaning given such term in Section 10.1(g).

“Third Party Consent” shall have the meaning given such term in subsection (b) of Section 5.6.

“To the knowledge” shall have the meaning given such term in Section 11.13.

“Total Consideration” shall have the meaning given such term in Section 2.7(c).

“Undesignated Shares” shall have the meaning given such term in Section 2.7(a).

“Voting Agreement” shall mean an agreement substantially in the form attached as Exhibit D.

ARTICLE 2

CONSUMMATION OF THE MERGER

2.1 The Merger; Plan of Reorganization.

(a) Subject to the terms and conditions of this Agreement, at the Effective Time, Seller will be merged with and into Company (the “Merger”) and the separate corporate existence of Seller shall cease. Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Company”), and shall continue to exist as a Nevada corporation with all its rights, privileges, immunities, powers and franchises continuing unaffected by the Merger. All assets, rights, franchises, titles and interests of Seller in and to every type of property (real, personal and mixed, including all the right, title and interest to Seller’s names, trade names, service marks and the like) and choses in action shall be transferred to and vested in Surviving Company by virtue of the Merger without any deed or other transfer, and Company, without order or action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises and interests in the same manner and to the same extent that such rights, franchises and interests were held by Seller at the Effective Time. At the Effective Time, the Surviving Company shall be liable for all liabilities of Seller, and all debts, liabilities, obligations and contracts of Seller, whether matured or unmatured, accrued, absolute, contingent or otherwise, and whether or not reflected or reserved against on balance sheets, books of accounts or records of Seller shall be those of Surviving Company; and all rights of creditors or other obligees and all liens on property of Seller shall be preserved unimpaired.

(b) Immediately after the Merger, the Seller Bank will be merged (the “Bank Merger”) with and into Company Bank (the “Surviving Bank”) in accordance with the procedures specified in Section 666.015, et seq., of the NRS and pursuant to the provisions of the Plan of Bank Merger. The Surviving Bank will continue operations as a Nevada banking corporation retaining the use of Company Bank’s name. The main office of the Surviving Bank will be 400 South 4th Street, Suite 215, Las Vegas, Nevada and it will maintain offices at the legally established offices of Company Bank and Seller Bank prior to the Bank Merger.

(c) The Charter Documents of Company as in effect immediately prior to the Effective Time shall continue in effect after the Merger until thereafter amended in accordance with applicable law, the members of the board of directors and the Executive Officers of Company immediately prior to the Merger shall continue in their respective positions after the Merger and be the board of directors and Executive Officers of Company and the operations of Company shall continue in effect after the Merger; provided, however, that Company shall have taken prior to the Effective Time all necessary steps so that at the Effective Time (i) the number of directors of Company shall be increased by one and (ii) Dan H. Stewart shall be added to Company’s board of directors and shall serve until the earlier of his resignation or until his successor is duly elected and qualified.

(d) Company may, at any time prior to the Effective Time (including, to the extent permitted by applicable law, after the Seller’s stockholders have adopted this Agreement), change the method of effecting the Merger and/or the Bank Merger (including, without limitation, the provisions of this Article 2 and including, without limitation, by electing not to merge the Seller into Company, but rather merge a Subsidiary of Company into the Seller, and not to merge the Seller Bank into a Subsidiary of Company, if and to the extent it deems such change to be necessary, appropriate or desirable); provided, however, that no such change shall (i) alter or change the amount or kind of the consideration to be paid to holders of Seller Stock, (ii) adversely affect the tax treatment of the Seller’s stockholders as a result of receiving the consideration, (iii) materially impede, delay or prevent consummation of the transactions contemplated by this Agreement or (iv) otherwise be materially prejudicial to the interests of the stockholders of the Seller.

2.2 Effective Time. The Closing shall take place as soon as practicable following (i) the satisfaction or waiver of the conditions set forth in Sections 8.1, 8.2 and 8.3, (ii) receipt of approval of all required Governmental Entities for the Merger and the Bank Merger, and (iii) the expiration of all required waiting periods, or such other time and date as to which the Parties may agree. The Merger shall be effective upon the filing of articles of merger, including the Plan of Merger, with the Nevada Secretary of State. Such time is referred to herein as the “Effective Time.”

2.3 Conversion of Shares. At the Effective Time and pursuant to the Plan of Merger:

(a) Subject to the exceptions and limitations in Section 2.4, each outstanding share of Seller Stock shall, by virtue of the Merger, be converted into the right to receive, at the election of the holder thereof as provided in Section 2.7, either:

(1) shares of Company Stock in accordance with the Exchange Ratio; or

(2) cash in the amount of the Per Share Cash Consideration.

(b) Subject to the provisions of NRS section 92A.300, et seq., each outstanding share of Company Stock shall remain outstanding and shall not be converted or otherwise affected by the Merger.

(c) If, following the date of this Agreement and prior to the Effective Time, the outstanding shares of Company Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, then an appropriate and proportionate adjustment shall be made to the Exchange Ratio.

2.4 Certain Exceptions and Limitations. (A) Any shares of Seller Stock held by Company or any Subsidiary of Company (other than shares held in a fiduciary capacity or as DPC Property) will be canceled at the Effective Time; and (B) no fractional shares of Company Stock shall be issued in the Merger and, in lieu thereof, each holder of Seller Stock who would otherwise be entitled to receive a fractional share shall receive an amount in cash equal to the product (calculated to the nearest hundredth) obtained by multiplying such fractional share interest by the Per Share Cash Consideration.

2.5 Exchange Procedures.

(a) As of the Effective Time, Company shall have deposited with the Exchange Agent for the benefit of the holders of shares of Seller Stock, for exchange in accordance with this Section 2.5 through the Exchange Agent, certificates representing the shares of Company Stock issuable pursuant to Sections 2.3 and 2.8 and funds in an amount equal to (i) the product of the reciprocal of the Required Stock Amount (1 – Required Stock Amount) multiplied by the number of shares of Seller Stock outstanding immediately prior to the Effective Time multiplied by the Per Share Cash Consideration and (ii) the amount required under Section 2.8 and (iii) fractional shares of Company Stock which would otherwise be payable in connection with Section 2.3 hereof, but for the operation of Section 2.4 of this Agreement (collectively, the “Exchange Fund”).

(b) Company shall direct the Exchange Agent to mail on the Mailing Date (as hereinafter defined) to each holder of record of a certificate or certificates of Seller Stock (the “Certificates”): (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent), (ii) an Election Form (as hereinafter defined), and (iii) instructions for use in effecting the surrender of the Certificates. Upon surrendering of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Company, together with such letters of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor the consideration provided herein (subject to the provisions of Section 2.7), and the Certificate so surrendered shall forthwith be canceled. In the event a Certificate is surrendered representing Seller Stock, the transfer of ownership which is not registered in the transfer records of Seller, the consideration provided herein will be paid if the Certificate representing such Seller Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.5 and except as provided in subsection

(g) hereof, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the consideration provided herein. Notwithstanding anything to the contrary set forth herein, if any holder of shares of Seller Stock should be unable to surrender the Certificates for such shares, because they have been lost or destroyed, such holder may deliver in lieu thereof, in the discretion of Company, such bond in form and substance and with surety reasonably satisfactory to Company and thereafter shall be entitled to receive the consideration provided herein. No interest shall be paid on the Per Share Cash Consideration.

(c) No dividends or other distributions declared or made after the Effective Time with respect to Company Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate who is to receive Company Stock pursuant to the provisions hereof until the holder of record of such Certificate shall surrender such Certificate. Subject to the effect of applicable laws, following surrender of any such Certificate by a holder receiving Company Stock pursuant to the provisions hereof, there shall be paid to the record holder of the certificates representing whole shares of Company Stock issued in exchange therefore, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Company Stock to which such holder is entitled pursuant to Section 2.4 and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Company Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Company Stock.

(d) As of the Effective Time, there shall be no further registration of transfers on the stock transfer books of Seller or Company of the shares of Seller Stock, which were outstanding immediately prior to the Effective Time.

(e) Any portion of the Exchange Fund which remains undistributed to the stockholders of Seller following the passage of six months after the Effective Time shall be delivered to Company, upon demand, and any stockholders of Seller who have not theretofore complied with this Section 2.5 shall thereafter look only to Company for payment of their claim for the consideration provided herein.

(f) Neither Company nor Seller shall be liable to any holder of shares of Seller Stock for such shares (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(g) The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of Company Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares of Company Stock for the account of the Persons entitled thereto. Former stockholders of record of Seller who are to receive shares of Company Stock pursuant to the provisions hereof shall be entitled to vote after the Effective Time at any meeting of Company stockholders the number of whole shares of Company Stock into which their respective shares of Seller Stock are converted, regardless of whether such holders have exchanged their Certificates for certificates representing Company Stock in accordance with the provisions of this Agreement.

2.6 Directors’ and Voting Agreements. Concurrently with the execution of this Agreement, Seller shall cause each of its directors (except for Al Garraway, Mike Flaa, Gary Vause, and Dick Rottman) to enter into a Directors’ Agreement in the form attached hereto as Exhibit C, and each of its directors and Executive Officers (except for Gary Vause and Dick Rottman) to enter into a Voting Agreement in the form attached hereto as Exhibit D.

2.7 Election and Proration Procedures.

(a) An election form and other appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates theretofore representing Seller Stock shall pass only upon delivery of such Certificates to the Exchange Agent) in such form as Company and Seller shall mutually agree (“Election Form”) shall be mailed no less than 35 days prior to the anticipated Effective Time or on such other date as Seller and Company shall mutually agree (“Mailing Date”) to each holder of record of Seller Stock as of five (5) Business Days prior to the Mailing Date (“Election Form Record Date”). Company shall make available one or more Election Forms as may be reasonably requested by all persons who become holders (or beneficial owners) of Seller Stock after the Election Form Record Date and prior to the Election Deadline (as defined below), and Seller shall provide to the Exchange Agent all information reasonably necessary for it to perform its obligations as specified herein. Each Election Form shall permit the holder (or the beneficial owner through appropriate and customary documentation and instructions) to elect (an “Election”) to receive either (i) Company Stock (a “Stock Election”) with respect to all of such holder’s Seller Stock, (ii) cash (a “Cash Election”) with respect to all of such holder’s Seller Stock, or (iii) a specified number of shares of Seller Stock to receive Company Stock (a “Combination Stock Election”) and a specified number of shares of Seller Stock to receive cash (a “Combination Cash Election”), subject to the provisions contained in this Agreement. Any Seller Stock with respect to which the holder (or the beneficial owner, as the case may be) shall not have submitted to the Exchange Agent, an effective, properly completed Election Form received prior to the Election Deadline shall be deemed to be “Undesignated Shares” hereunder.

(b) Any Election shall have been properly made and effective only if the Exchange Agent shall have actually received a properly completed Election Form by 5:00 P.M. Nevada time on or before the 30th day following the Mailing Date, or such later time and date as Company and Seller may mutually agree prior to the Effective Time (the “Election Deadline”). An Election Form shall be deemed properly completed only if an Election is indicated for each share of Seller Stock covered by such Election Form and if accompanied by one or more certificates (or customary affidavits and indemnification regarding the loss or destruction of such certificates or the guaranteed delivery of such certificates) representing all shares of Seller Stock covered by such Election Form, together with duly executed transmittal materials included in or required by the Election Form. Any Election Form may be revoked or changed by the person submitting such Election Form at or prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, the shares of Seller Stock represented by such Election Form shall automatically become Undesignated Shares unless and until a new Election is properly completed and made with respect to such shares on or before the Election Deadline, and Company shall cause the certificates representing such shares of Seller Stock to be promptly returned without charge to the person submitting the revoked Election Form upon written request to that effect from the holder who submitted such Election Form. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any decisions of Company required by the Exchange Agent and made in good faith in determining such matters shall be binding and conclusive. Neither Company nor the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

(c) For purposes of this Section 2.7, the following definitions shall apply:

(i) “Total Consideration” shall mean the sum of (A) the product of (1) the Average Closing Price and (2) the number of shares of Company Stock actually issued to holders of Seller Stock in the Merger pursuant to Stock Elections, Combination Stock Elections or as a Stock Proration Factor (as hereinafter defined), and (B) the amount of cash actually issued to holders of Seller Stock in the Merger pursuant to Cash Elections, Combination Cash Elections or as the Cash Proration Factor (as hereinafter defined).

(ii) “Required Stock Amount” shall mean, if Average Closing Price is between $28.26 and $34.54, the lowest whole number of shares of Company Stock, which, if multiplied by the Average Closing Price, results in a dollar amount equal to seventy-five percent (75%) of the Total Consideration. If the Average Closing Price is less than $28.26 or greater than $34.54, the Required Stock Amount will be the lowest whole number of shares of Company Stock determined by subtracting $32,520,632 from the Total Consideration and dividing the result by the Average Closing Price.

(d) Company shall use its best efforts to cause the Exchange Agent to effect the allocation among the holders of Seller Stock of rights to receive Company Stock or cash in the Merger as follows:

(i) If the conversion of shares of Seller Stock for which Cash Elections and Combination Cash Elections shall have effectively been made would result in a number of shares of Company Stock being issued that is greater than the Required Stock Amount (which shall be determined for this purpose on the assumption that all shares of Seller Stock [other than those for which Cash Elections or Combination Cash Elections have been made] would be entitled to receive Company Stock,) then, to the extent necessary so that the number of shares of Company Stock to be issued in the Merger shall be equal to the Required Stock Amount, the Exchange Agent shall make the following allocations and adjustments in the following order:

(1) shares of Seller Stock for which effective Cash Elections or Combination Cash Elections have been made shall be converted into the right to receive cash in an amount equal to the Per Share Cash Consideration;

(2) the Exchange Agent shall allocate on a pro rata basis to holders of Undesignated Shares so much of the Per Share Cash Consideration as shall be necessary so that the shares of Company Stock to be received by other holders of Undesignated Shares, when combined with the number of shares of Company Stock for which Stock Elections or Combination Stock Elections have been made shall be equal to the Required Stock Amount. If all Undesignated Shares are converted into the right to receive the Per Share Cash Consideration and the shares for which Stock Election and Combination Stock Elections are still greater than the Required Stock Amount, then;

(3) a stock proration factor (the “Stock Proration Factor”) shall be determined by dividing (x) the Required Stock Amount by (y) the product of the total number of shares of Seller Stock with respect to which effective Stock Elections and Combination Stock Elections were made multiplied by (z) the Exchange Ratio. Each holder of Seller Stock who made an effective Stock Election or Combination Stock Election shall be entitled to:

(a) the number of shares of Company Stock equal to the product of (x) the Exchange Ratio, multiplied by (y) the number of shares of Seller Stock covered by such Stock Election or Combination Stock Election, multiplied by (z) the Stock Proration Factor; and

(b) cash in an amount equal to the product of (x) the Per Share Cash Consideration, multiplied by (y) the number of shares Seller Stock covered by such Stock Election or Combination Stock Election, multiplied by (z) one minus the Stock Proration Factor.

(ii) If the conversion of the shares of Seller Stock for which Stock Elections and Combination Stock Elections shall have effectively been made (based upon the Exchange Ratio) would result in a number of shares of Company Stock being issued that is less than the Required Stock Amount (which shall be determined for this purpose on the assumption that all shares of Seller Stock [other than those for which Stock Elections or Combination Stock Elections have been made] would be entitled to receive the Per Share Cash Consideration), then, to the extent necessary so that the number of shares of Company Stock to be issued in the Merger shall be equal to the Required Stock Amount, the Exchange Agent shall make the following allocations and adjustments in the following order:

(1) each holder of Seller Stock who made an effective Stock Election or Combination Stock Election shall receive the number of shares of Company Stock equal to the product of the Exchange Ratio multiplied by the number of shares of Seller Stock covered by such Stock Election or Combination Stock Election;

(2) the Exchange Agent shall allocate on a pro rata basis to holders of Undesignated Shares so much of the Company Stock as shall be necessary so that the shares of Company Stock to be received by those holders, when combined with the number of shares of Company Stock for which a Stock

Election or Combination Stock Election has been made shall be equal to at least the Required Stock Amount. If all Undesignated Shares plus all shares as to which Stock Elections and Combination Stock Elections have been made together are still less than the Required Stock Amount, then;

(3) a cash proration factor (the “Cash Proration Factor”) shall be determined by dividing (x) the Required Stock Amount (less the shares for which an effective Stock Election and Combination Stock Election has been made, plus all the Undesignated Shares) by (y) the product of (i) the sum of the total number of shares of Seller Stock with respect to which effective Cash Elections and Combination Cash Elections were made multiplied by (ii) the Exchange Ratio. Each holder of Seller Stock who made an effective Cash Election or Combination Cash Election shall be entitled to:

(a) cash equal to the product of (x) the Per Share Cash Consideration, multiplied by (y) the number of shares of Seller Stock covered by such Cash Election or Combination Cash Election, multiplied by (z) one minus the Cash Proration Factor; and

(b) the number of shares of Company Stock equal to the product of (x) the Exchange Ratio, multiplied by (y) the number of shares of Seller Stock covered by such Cash Election or Combination Cash Election, multiplied by (z) the Cash Proration Factor.

(iii) If the aggregate number of shares of Seller Stock for which Stock Elections and Combination Stock Elections shall have effectively been made would result in a number of shares of Company Stock being issued that is equal to the Required Stock Amount,

(1) the shares of Seller Stock for which effective Stock Elections and Combination Stock Elections have been made shall be converted into the right to receive Company Stock equal to the product of the Exchange Ratio multiplied by the number of shares of Seller Stock covered by such Stock Elections and Combination of Stock Elections;

(2) the shares of Seller Stock for which effective Cash Elections and Combination Cash Elections have been made shall be converted into the right to receive the Per Share Cash Consideration; and

(3) the Undesignated Shares shall be converted into the right to receive the Per Share Cash Consideration.

(iv) Notwithstanding any other provision of this Agreement, if, after applying the allocation rules set forth in the preceding subsections of this Section 2.7(d), the aggregate value of the shares of Company Stock that would be issued pursuant to the Merger (valued at the Average Closing Price) is less than the Required Stock Amount or more than the Required Stock Amount, Company shall be authorized to reallocate shares of Company Stock and cash among the holders of the Seller Stock in good faith and in such a manner as Company reasonably determines to be fair and equitable, or to vary the number of shares of Company Stock to be issued in the Merger, in a manner such that the number of shares of Company Stock to be issued in the Merger shall be equal to the Required Stock Amount.

(e) The calculations required by Section 2.7(d) shall be prepared by Company prior to the Effective Time and shall be set forth in a certificate executed by the Chief Financial Officer of Company and furnished to Seller at least two (2) Business Days prior to the Effective Time showing the manner of calculation in reasonable detail. Any calculation of a portion of a share of Company Stock shall be rounded to the nearest ten-thousandth of a share, and any cash payment shall be rounded to the nearest cent.

2.8 Stock Options.

(a) Subject to the terms of the Seller Stock Option Plan, each person who holds one or more options to purchase Seller Stock shall be permitted to exercise any options granted under the Seller Stock Option Plan, prior to the Effective Time, in accordance with the terms of the Seller Stock Option Plan. Seller will facilitate the exercise of those options by allowing those options to be exercised and taxes paid by Seller or holder as permitted by applicable law.

(b) For any options not exercised prior to the Effective Time of the Merger, each optionee shall receive cash, shares of Company Stock, or a combination of both, at their election, in consideration of the termination of such option. For options paid in cash, the cash received for cancellation of options shall be equal to the difference between the Per Share Cash Consideration and the exercise price of the Seller Stock Option. For options paid in shares of Company Stock, the number of such shares received in exchange for cancellation of options shall be determined by dividing the aggregate difference between the Per Share Cash Consideration and the exercise price for all of an optionee’s options by the Average Closing Price and rounding up any fraction to the next full share.

(c) Pursuant to Section 9.2, continuing employees of Seller may elect to receive, in lieu of the consideration provided in Section 2.8(b), substitute options from Company.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF COMPANY

Company represents and warrants to Seller as follows:

3.1 Incorporation, Standing and Power. Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Nevada and is registered as a bank holding company under the BHC Act. Each Subsidiary of the Company is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation. The Company Bank is a Nevada banking corporation and is authorized by the DFI to conduct a general banking business. Company Bank is a member of the Federal Reserve System. Company Bank’s deposits are insured by the FDIC in the manner and to the extent provided by law. Company and its Subsidiaries have all requisite corporate power and authority to own, lease and operate their respective properties and assets and to carry on their respective businesses as presently conducted. Neither the scope of the business of Company or its Subsidiaries nor the location of any of their respective properties requires that Company or its Subsidiaries be licensed to do business in any jurisdiction other than in Nevada where the failure to be so licensed would have a Materially Adverse Effect.

3.2 Capitalization. As of the date of this Agreement, the authorized capital stock of Company consisted of (i) 10,000,000 shares of Company Stock, of which 7,387,069 shares were outstanding. All the outstanding shares of Company Stock are duly authorized, validly issued, fully paid, nonassessable and without preemptive rights. Except for Company Stock Options covering shares of Company Stock granted pursuant to the Company Stock Option Plans and except as set forth in Company’s Disclosure Letter, there are no outstanding options, warrants or other rights in or with respect to the unissued shares of Company Stock or any other securities convertible into such stock, and Company is not obligated to issue any additional shares of its capital stock or any options, warrants or other rights in or with respect to the unissued shares of its capital stock or any other securities convertible into such stock.

3.3 Subsidiaries. The Company’s Disclosure Letter sets forth each of the Company’s Subsidiaries and the ownership interest of the Company in each such Subsidiary, as well as the ownership interest of any other Person or Persons in each such Subsidiary. The outstanding shares of capital stock of each Subsidiary of the Company have been duly authorized and are validly issued, fully paid and nonassessable, and are not subject to preemptive rights (and were not issued in violation of any preemptive rights). There are no shares of capital stock of any Subsidiary of the Company authorized and reserved for issuance, no such Subsidiary has any other Rights issued or outstanding with respect to such capital stock, and no such Subsidiary has any commitment to authorize, issue or sell any such capital stock or Rights. Other than the Subsidiaries of the Company, the Company does not beneficially own, directly or indirectly, any outstanding stock, Equity Securities or other voting interest in any corporation, partnership, joint venture or other entity or Person, other than DPC Property.

3.4 Financial Statements. Company has previously furnished to Seller a copy of the Financial Statements of Company. The Financial Statements of Company: (a) present fairly the consolidated financial condition of Company and its Subsidiaries as of the respective dates indicated and consolidated results of operations for the respective periods indicated; and (b) have been prepared in accordance with GAAP. The audits of Company and its Subsidiaries have been conducted in accordance with generally accepted auditing standards. The books and records of Company and its Subsidiaries are being maintained in material compliance with applicable legal and accounting requirements. Except to the extent (i) reflected in the Financial Statements of Company and its Subsidiaries and (ii) of liabilities incurred since December 31, 2005 in the ordinary course of business and consistent with past practice, neither Company nor its Subsidiaries has any liabilities, whether absolute, accrued, contingent or otherwise.

3.5 Authority of Company. The execution and delivery by Company of this Agreement and, subject to the requisite approval of the stockholders of the Company, the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Company and this Agreement is a valid and binding obligation of Company, enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, liquidation, receivership, conservatorship, insolvency, moratorium or other similar laws affecting the rights of creditors generally and by general equitable principles. Neither the execution and delivery by Company of this Agreement, the consummation of the Merger or the transactions contemplated herein, nor compliance by Company with any of the provisions hereof, will: (a) violate any provision of its Charter Documents; (b) constitute a breach of or result in a default (or give rise to any rights of termination, cancellation or acceleration, or any right to acquire any securities or assets) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, franchise, license, permit, agreement, Encumbrances or other instrument or obligation to which Company is a party, or by which Company or any of its respective properties or assets is bound, if in any such circumstances, such event could have a Material Adverse Effect; or (c) violate any Rule applicable to Company. No Consent of any Governmental Entity having jurisdiction over any aspect of the business or assets of Company, and no Consent of any Person or shareholder approval, is required in connection with the execution and delivery by Company of this Agreement or the consummation by Company of the Merger and the transactions contemplated hereby, except (i) the approval of the Bank Merger and the transactions contemplated hereby by Company as the sole shareholder of Company Bank; (ii) such approvals or notices as may be required by the FRB and the DFI; (iii) the declaring effective of the S-4 by the SEC and the approvals of all necessary blue sky administrators; (iv) the approval of this Agreement and the transactions contemplated hereby by the stockholders of the Company; and (v) as otherwise set forth in Company’s Disclosure Letter.

3.6 Litigation. Except as set forth in Company’s Disclosure Letter, there is no private or governmental suit, claim, action, investigation or proceeding pending, nor to Company’s knowledge threatened, against Company, any of its Subsidiaries or against any of their directors, officers or employees relating to the performance of their duties in such capacities or against or affecting any properties of Company or its Subsidiaries. There are no judgments, decrees, stipulations or orders against Company or its Subsidiaries enjoining them or any of their directors, officers or employees in respect of, or the effect of which is to prohibit, any business practice or the acquisition of any property or the conduct of business in any area of Company or its Subsidiaries. To the knowledge of Company and its Subsidiaries, neither Company nor any of its Subsidiaries are a party to any pending or, to the knowledge of any of their officers, threatened legal, administrative or other claim, action, suit, investigation, arbitration or proceeding challenging the validity or propriety of any of the transactions contemplated by this Agreement.

3.7 Compliance with Laws and Regulations. Except as set forth in Company’s Disclosure Letter, neither Company nor any of its Subsidiaries is in default under or in breach of any provision of their Charter Documents or any Rule promulgated by any Governmental Entity having authority over them or any agreement with any Governmental Entity, where such default or breach would have a Material Adverse Effect. Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the Nasdaq.

3.8 Absence of Material Change. Since December 31, 2005, the businesses of Company and its Subsidiaries have been conducted only in the ordinary course, in substantially the same manner as theretofore conducted, and, except as set forth in Company’s Disclosure Letter, there has not occurred since December 31, 2005 any event that has had or may reasonably be expected to have a Material Adverse Effect.

3.9 Community Reinvestment Act. Company Bank received a rating of “satisfactory” or better in its most recent examination or interim review with respect to the Community Reinvestment Act. Neither Company nor Company Bank has been advised of any concerns regarding compliance with the Community Reinvestment Act by any Governmental Entity or by any other Person.

3.10 SEC Reports. As of the respective dates, since December 10, 2004, Company has filed all SEC Reports required to be filed by it and none of Company’s SEC Reports contained at the time of filing any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstance under which they were made, not misleading. Each of the Company’s SEC Reports, at the time of its filing or being furnished complied, or if not yet filed or furnished, will comply, in all material respects with the applicable requirements of the Exchange Act and the Sarbanes-Oxley Act, and any Rules promulgated thereunder applicable to the Company’s SEC Reports.

3.11 Regulatory Approvals. To the knowledge of Company and its Subsidiaries, Company and its Subsidiaries have no reason to believe that they would not receive all required Consents from any Governmental Entity of any application to consummate the transactions contemplated by this Agreement without the imposition of a materially burdensome condition in connection with the approval of any such application.

3.12 Performance of Obligations. Company and its Subsidiaries have each performed all of the obligations required to be performed by them to date and are not in material default under or in breach of any term or provision of any material contract, and no event has occurred that, with the giving of notice or the passage of time or both, would constitute such default or breach. To Company’s and its Subsidiaries’ knowledge, no party with whom any of them have an agreement that is material to their business is in default thereunder.

3.13 Licenses and Permits. Each of Company and its Subsidiaries has all licenses and permits that are necessary for the conduct of their business, and such licenses are in full force and effect, except for any failure to be in full force and effect that would not have a Material Adverse Effect. The properties and operations of Company and its Subsidiaries are and have been maintained and conducted, in all material respects, in compliance with all applicable Rules.

3.14 Undisclosed Liabilities. Neither Company nor any of its Subsidiaries knows of any basis for the assertion against them of any liability, obligation or claim (including, without limitation, that of any Governmental Entity) that is likely to result in or cause a Material Adverse Effect that is not fairly reflected in the Financial Statements of Company or otherwise disclosed in this Agreement.

3.15 Accounting Records; Disclosure Controls; Internal Controls.

(a) Each of Company and its Subsidiaries maintains accounting records which fairly and validly reflect, in all material respects, their transactions and accounting controls sufficient to provide reasonable assurances that such transactions are (i) executed in accordance with its management’s general or specific authorization, and (ii) recorded as necessary to permit the preparation of financial statements in conformity with GAAP. Such records, to the extent they contain material information pertaining to Company or its Subsidiaries which is not easily and readily available elsewhere, have been duplicated, and such duplicates are stored safely and securely.

(b) Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are effective to ensure that information required to be disclosed by Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s SEC Reports and other public disclosure documents. The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange

Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the asset of Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Company are being made only in accordance with authorizations of management and directors of Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Company’s assets that could have a material effect on its financial statements.

(c) Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date hereof, to Company’s auditors and the audit committee of Company’s board of directors (A) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect Company’s ability to record, process, summarize and report financial information and has identified for Company’s auditors and audit committee of Company’s board of directors any material weaknesses in internal control over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Company has made available to Seller (i) a summary of any such disclosure made by management to Company’s auditors and audit committee since January 1, 2005 and (ii) any material communication since January 1, 2005 made by management or Company’s auditors to the audit committee required or contemplated by listing standards of Nasdaq, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board. Since January 1, 2005, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no concerns from Company employees regarding questionable accounting or auditing matters, have been received by Company. Company has made available to Seller a summary of all material complaints or concerns relating to other matters made since January 1, 2005 through Company’s whistleblower hot-line or equivalent system for receipt of employee concerns regarding possible violations of Rule. No attorney representing Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by Company or any of its officers, directors, employees or agents to Company’s chief legal officer, audit committee (or other committee designated for the purpose) of the board of directors or the board of directors pursuant to the Rules in adopted pursuant to Section 307 of the Sarbanes-Oxley Act or any Company policy contemplating such reporting, including in instances not required by those Rules.

3.16 Absence of Adverse Agreements. Neither Company nor any of its Subsidiaries is a party to any agreement or instrument, nor is Company or any such Subsidiary subject to any judgment, order, decree or Rule of any court or other Governmental Entity or authority which now or in the future may have a Materially Adverse Effect.

3.17 Disclosure. Neither the Company Financial Statements nor any representation or warranty contained herein, nor any information delivered or to be delivered by Company pursuant to this Agreement, contains or shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

3.18 Bank Secrecy Act. Neither Company nor any of its Subsidiaries has been advised of any supervisory concerns regarding their compliance with the Bank Secrecy Act (31 USC 5322, et seq.) or related state or federal anti-money laundering laws, regulations and guidelines, including without limitation those provisions of federal regulations requiring (a) the filing of reports, such as Currency Transaction Reports and Suspicious Activity Reports, (b) the maintenance of records and (c) the exercise of due diligence in identifying customers.

3.19 Brokers and Finders. Except as provided in Company’s Disclosure Letter with copies of any such written agreements attached, neither Company nor any of its Subsidiaries is a party to or obligated under any agreement with any broker or finder relating to the transactions contemplated hereby, and neither the execution of this Agreement nor the consummation of the transactions provided for herein or therein will result in any liability by Company or its Subsidiaries to any broker or finder.

3.20 Insurance. Company and its Subsidiaries have policies of insurance and bonds covering their assets and businesses against such casualties and contingencies and in such amounts, types and forms as are customary in the banking industry for their business, operations, properties and assets. All such insurance policies and bonds are in full force and effect. Except as set forth in Company’s Disclosure Letter, neither Company nor any of its Subsidiaries has received notice from any insurer that any such policy or bond has canceled or indicating an intention to cancel or not to renew any such policy or bond or generally disclaiming liability thereunder. Except as set forth in Company’s Disclosure Letter, neither Company nor any of its Subsidiaries is in default under any such policy or bond and all material claims thereunder have been filed in a timely fashion. The existing insurance carried by Company and its Subsidiaries are sufficient for compliance by them with all material requirements of law and regulations and agreements to which they are subject or are a party.

3.21 Taxes. Except as set forth in Company’s Disclosure Letter, Company and its Subsidiaries have filed all federal and foreign income tax returns, all state and local franchise and income tax, real and personal property tax, sales and use tax, premium tax, excise tax and other tax returns of every character required to be filed by them and have paid all taxes, together with any interest and penalties owing in connection therewith, shown on such returns to be due in respect of the periods covered by such returns, other than taxes which are being contested in good faith and for which adequate reserves have been established. Except as set forth in Company’s Disclosure Letter, Company and its Subsidiaries have filed all required payroll tax returns, have fulfilled all tax withholding obligations and have paid over to the appropriate governmental authorities the proper amounts with respect to the foregoing. The tax and audit positions taken by Company and its Subsidiaries in connection with the tax returns described in the preceding sentences were reasonable and asserted in good faith. Adequate provision has been made in the books and records of Company or its Subsidiaries and, to the extent required by GAAP, reflected in the Financial Statements of Company, for all tax liabilities, including interest or penalties, whether or not due and payable and whether or not disputed, with respect to any and all federal, foreign, state, local and other taxes for the periods covered by such financial statements and for all prior periods. Except as set forth in Company’s Disclosure Letter, to the knowledge of Company and its Subsidiaries, neither the IRS nor any foreign, state, local or other taxing authority has, during the past three years, examined or is in the process of examining any federal, foreign, state, local or other tax returns of Company and its Subsidiaries. To the knowledge of Company and its Subsidiaries, neither the IRS nor any foreign, state, local or other taxing authority is now asserting or threatening to assert any deficiency or claim for additional taxes (or interest thereon or penalties in connection therewith) except as set forth in Company’s Disclosure Letter.

3.22 Loan Portfolio. Company’s Disclosure Letter sets forth a description of: (a) by type and classification, all loans, leases, other extensions and commitments to extend credit of Company Bank of $100,000 or more, that have been classified by itself, any external loan reviewer or grader, its bank examiners or auditors (external or internal) as “Watch List,” “Substandard,” “Doubtful,” “Loss” or any comparable classification; and (b) all loans due to Company Bank as to which any payment of principal, interest or any other amount is 30 days or more past due. Company Bank’s allowance for loan losses is and will be at the Effective Time in accordance (i) with its existing methodology for determining the adequacy of its allowance for loan losses, (ii) with GAAP in all materials respects and (iii) with all applicable regulatory requirements of any Governmental Entity.

3.23 Operating Losses. Company’s Disclosure Letter sets forth any Operating Loss (as hereinafter defined), which has occurred at Company or its Subsidiaries during the period after December 31, 2005. To the knowledge of Company and its Subsidiaries, no action has been taken or omitted to be taken by an employee of Company or any of its Subsidiaries that has resulted in the incurrence by Company or any of its Subsidiaries of an Operating Loss or that might reasonably be expected to result in an Operating Loss after December 31, 2005, which, net of any insurance proceeds payable in respect thereof, would exceed $100,000.

3.24 Environmental Matters. Except as set forth in Company’s Disclosure Letter, to the knowledge of Company and its Subsidiaries, (i) Company and its Subsidiaries are in compliance with all Environmental Laws (as hereinafter defined); (ii) there are no Tanks (as hereinafter defined) on or about any Company Property; (iii) there are no Hazardous Materials (as hereinafter defined) on, below or above the surface of, or migrating to or from Company Property; (iv) Company Bank does not have loans outstanding secured by real property that is not in compliance with Environmental Laws or which has a leaking Tank or upon which there are Hazardous Materials on or migrating to or from; and (v) without limiting the foregoing representations and warranties contained in clauses (i) through (iv), as of the date of this Agreement, to the knowledge of Company and its Subsidiaries, there is no claim, action, suit, or proceeding or notice thereof before any Governmental Entity pending against Company or any of its Subsidiaries or concerning property securing Company Bank’s loans and there is no outstanding judgment, order, writ, injunction, decree, or award against or affecting Company Property or property securing Company Bank’s loans, relating to the foregoing representations (i) - (iv), in each case the noncompliance with which, or the presence of which would have a Material Adverse Effect. “Company Property” shall mean real estate currently owned, leased, or otherwise used by Company or any of its Subsidiaries, or in which any of said entities has an investment or security interest by mortgage, deed of trust, sale and lease-back or otherwise, including without limitation, properties under foreclosure and properties held by Company Bank in its capacity as a trustee or otherwise. For purposes of this Section only, “knowledge” shall mean the actual knowledge of Company or any of its Subsidiaries without the imposition of any duty of inquiry beyond that required in Company Bank’s lending policies.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF

SELLER

Seller represents and warrants to Company as follows:

4.1 Incorporation, Standing and Power. Seller has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Nevada and is registered as a bank holding company under the BHC Act. Each Subsidiary of the Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation. The Seller Bank is a Nevada banking corporation and is authorized by the DFI to conduct a general banking business. Seller Bank’s deposits are insured by the FDIC in the manner and to the extent provided by law. Seller and its Subsidiaries have all requisite corporate power and authority to own, lease and operate their respective properties and assets and to carry on their respective businesses as presently conducted. Neither the scope of the business of Seller or its Subsidiaries nor the location of any of their respective properties requires that Seller or its Subsidiaries be licensed to do business in any jurisdiction other than in Nevada where the failure to be so licensed would have a Material Adverse Effect.

4.2 Capitalization. As of the date of this Agreement, the authorized capital stock of Seller consists of 10,000,000 shares, of which 2,827,881 shares are outstanding. All the outstanding shares of Seller Stock are duly authorized, validly issued, fully paid, nonassessable and without preemptive rights. Except as set forth in Seller’s Disclosure Letter, there are no outstanding options, warrants or other rights in or with respect to the unissued shares of Seller Stock or any other securities convertible into such stock, and Seller is not obligated to issue any additional shares of its capital stock or any options, warrants or other rights in or with respect to the unissued shares of its capital stock or any other securities convertible into such stock. Seller’s Disclosure Letter sets forth a list (i) of all Seller Stock Options, including the name of the optionee, the number of shares of Seller Stock to be issued pursuant to the option and the exercise price of the option and (ii) for each other Seller Award, the name of the grantee or holder, the date of the grant and the number of shares of Seller Stock subject to such Award.

4.3 Subsidiaries. The Seller’s Disclosure Letter sets forth each of the Seller’s Subsidiaries and the ownership interest of the Seller in each such Subsidiary, as well as the ownership interest of any other Person or

Persons in each such Subsidiary. The outstanding shares of capital stock of each Subsidiary of the Seller have been duly authorized and are validly issued, fully paid and nonassessable, and are not subject to preemptive rights (and were not issued in violation of any preemptive rights). There are no shares of capital stock of any Subsidiary of the Seller authorized and reserved for issuance, no such Subsidiary has any other Rights issued or outstanding with respect to such capital stock, and no such Subsidiary has any commitment to authorize, issue or sell any such capital stock or Rights. Other than the Subsidiaries of the Seller, the Seller does not beneficially own, directly or indirectly, any outstanding stock, Equity Securities or other voting interest in any corporation, partnership, joint venture or other entity or Person, other than DPC Property.

4.4 Financial Statements. Seller has previously furnished to Company a copy of the Financial Statements of Seller. The Financial Statements of Seller: (a) present fairly the consolidated financial condition of Seller and its Subsidiaries as of the respective dates indicated and consolidated results of operations and cash flow for the respective periods indicated; and (b) have been prepared in accordance with GAAP. The audits of Seller and its Subsidiaries have been conducted in accordance with generally accepted auditing standards. The books and records of Seller and its Subsidiaries are being maintained in material compliance with applicable legal and accounting requirements. Except to the extent (i) reflected in the Financial Statements of Seller and its Subsidiaries and (ii) of liabilities incurred since December 31, 2005 in the ordinary course of business and consistent with past practice, neither Seller nor any of its Subsidiaries has any liabilities, whether absolute, accrued, contingent or otherwise.

4.5 Authority of Seller. The execution and delivery by Seller of this Agreement and, subject to the requisite approval of the stockholders of Seller, the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Seller, and this Agreement is a valid and binding obligation of Seller enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, liquidation, receivership, conservatorship, insolvency, moratorium or other similar laws affecting the rights of creditors generally and by general equitable principles. Except as set forth in Seller’s Disclosure Letter, neither the execution and delivery by Seller of this Agreement, the consummation of the Merger or the transactions contemplated herein, nor compliance by Seller with any of the provisions hereof, will: (a) violate any provision of Seller’s Charter Documents; (b) constitute a breach of or result in a default (or give rise to any rights of termination, cancellation or acceleration, or any right to acquire any securities or assets) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, franchise, license, permit, agreement, Encumbrances or other instrument or obligation to which Seller is a party, or by which Seller or any of Seller’s properties or assets is bound, if in any such circumstances, such event could have a Material Adverse Effect; or (c) violate any Rule applicable to Seller or any of Seller’s properties or assets. No Consent of any Governmental Entity having jurisdiction over any aspect of the business or assets of Seller, and no Consent of any Person, is required in connection with the execution and delivery by Seller of this Agreement or the consummation by Seller of the Merger and the transactions contemplated hereby, except (i) the approval of this Agreement and the transactions contemplated hereby by the stockholders of Seller; (ii) such approvals or notices as may be required by the FRB and the DFI; (iii) the declaring effective of the S-4 by the SEC and the approvals of all necessary blue sky administrators; (iv) the approval of the Bank Merger and the transactions contemplated hereby by Seller as the sole stockholder of Seller Bank; and (v) as otherwise set forth in Seller’s Disclosure Letter.

4.6 Insurance. Seller and its Subsidiaries have policies of insurance and bonds covering their assets and businesses against such casualties and contingencies and in such amounts, types and forms as are customary in the banking industry for their business, operations, properties and assets. All such insurance policies and bonds are in full force and effect. Except as set forth in Seller’s Disclosure Letter, neither Seller nor any of its Subsidiaries has received notice from any insurer that any such policy or bond has canceled or indicating an intention to cancel or not to renew any such policy or bond or generally disclaiming liability thereunder. Except as set forth in Seller’s Disclosure Letter, neither Seller nor any if its Subsidiaries are in default under any such policy or bond and all material claims thereunder have been filed in a timely fashion. Seller’s Disclosure Letter sets forth a list of all policies of insurance carried and owned by Seller and its Subsidiaries, showing the name of the insurance company, the nature of the coverage, the policy limit, the annual premiums and the expiration dates. The existing insurance carried by Seller and its Subsidiaries is sufficient for compliance by Seller and its Subsidiaries with all material requirements of law and regulations and agreements to which Seller and its Subsidiaries are subject or are a party.

4.7 Title to Assets. Seller’s Disclosure Letter sets forth a summary of all items of personal property and equipment with a book value of $50,000 or more, or having an annual lease payment of $25,000 or more, owned or leased by Seller or its Subsidiaries. Seller has good and marketable title to all of Seller’s and its Subsidiaries’ properties and assets, free and clear of all Encumbrances except: (a) as set forth in the Financial Statements of Seller; (b) Encumbrances for current taxes not yet due; (c) Encumbrances incurred in the ordinary course of business, if any, that, to the knowledge of Seller, (i) are not substantial in character, amount or extent, (ii) do not materially detract from the value, (iii) do not interfere with present use, of the property subject thereto or affected thereby, and (iv) do not otherwise materially impair the conduct of business of Seller or its Subsidiaries; or (d) as set forth in Seller’s Disclosure Letter.

4.8 Real Estate. Seller’s Disclosure Letter sets forth a list of all real property, including leaseholds, owned by Seller and its Subsidiaries, together with (i) a description of the locations thereof, (ii) a description of each real property lease, sublease, installment purchase, or similar arrangement to which Seller or any of its Subsidiaries is a party, and (iii) a description of each contract for the purchase, sale or development of real estate to which Seller or any of its Subsidiaries is a party. Seller and/or its Subsidiaries have good and marketable title to the real property, and valid leasehold interests in the leaseholds, set forth in Seller’s Disclosure Letter, free and clear of all Encumbrances, except (a) for rights of lessors, co-lessees or subleases in such matters that are reflected in the lease; (b) Encumbrances for current taxes not yet due and payable; (c) Encumbrances incurred in the ordinary course of business, if any, that, to the knowledge of Seller and its Subsidiaries, (i) are not substantial in character, amount or extent, (ii) do not materially detract from the value, (iii) do not interfere with present use, of the property subject thereto or affected thereby, and (iv) do not otherwise materially impair the conduct of business of Seller or its Subsidiaries; or (d) as set forth in Seller’s Disclosure Letter. Seller and/or its Subsidiaries, as lessees, have the right under valid and subsisting leases to occupy, use and possess all property leased by Seller and/or its Subsidiaries, as identified in Seller’s Disclosure Letter, and, to the knowledge of Seller and its Subsidiaries, there has not occurred under any such lease any breach, violation or default. Except as set forth in Seller’s Disclosure Letter and except with respect to deductibles under insurance policies set forth in Seller’s Disclosure Letter, Seller and/or its Subsidiaries have not experienced any uninsured damage or destruction with respect to the properties identified in Seller’s Disclosure Letter. To the knowledge of Seller and its Subsidiaries, all properties and assets used by Seller and its Subsidiaries are in good operating condition and repair, suitable for the purposes for which they are currently utilized, and comply with all applicable Rules related thereto. Seller and its Subsidiaries enjoy peaceful and undisturbed possession under all leases for the use of real or personal property under which Seller and/or its Subsidiaries are the lessee, and, to the knowledge of Seller and its Subsidiaries, all leases to which Seller and or its Subsidiaries are a party are valid and enforceable in all material respects in accordance with the terms thereof except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors’ rights and except as may be limited by the exercise of judicial discretion in applying principles of equity. Seller and its Subsidiaries are not in default with respect to any such lease, and to the knowledge of the officers of Seller and its Subsidiaries no event has occurred which with the lapse of time or the giving of notice, or both, would constitute a default under any such lease. Copies of each such lease are attached to Seller’s Disclosure Letter.

4.9 Litigation. Except as set forth in Seller’s Disclosure Letter, there is no private or governmental suit, claim, action, investigation or proceeding pending, nor to Seller’s knowledge is one threatened, against Seller, any of its Subsidiaries or against any of their directors, officers or employees relating to the performance of their duties in such capacities or against or affecting any properties of Seller or its Subsidiaries. There are no judgments, decrees, stipulations or orders against Seller or its Subsidiaries enjoining them or any of their directors, officers or employees in respect of, or the effect of which is to prohibit, any business practice or the acquisition of any property or the conduct of business in any area of Seller or its Subsidiaries. To the knowledge of Seller and its Subsidiaries, neither Seller nor any of its Subsidiaries are a party to any pending or, to the knowledge of any of their officers, threatened legal, administrative or other claim, action, suit, investigation, arbitration or proceeding challenging the validity or propriety of any of the transactions contemplated by this Agreement.

4.10 Taxes. Except as set forth in Seller’s Disclosure Letter, Seller and its Subsidiaries have filed all federal and foreign income tax returns, all state and local franchise and income tax, real and personal property tax, sales and use tax, premium tax, excise tax and other tax returns of every character required to be filed by Seller and its Subsidiaries and have paid all taxes, together with any interest and penalties owing in connection therewith, shown on such returns to be due in respect of the periods covered by such returns, other than taxes which are being contested in good faith and for which adequate reserves have been established. Except as set forth in Seller’s Disclosure Letter, Seller and its Subsidiaries have filed all required payroll tax returns, have fulfilled all tax withholding obligations and have paid over to the appropriate governmental authorities the proper amounts with respect to the foregoing. The tax and audit positions taken by Seller and its Subsidiaries in connection with the tax returns described in the preceding sentences were reasonable and asserted in good faith. Adequate provision has been made in the books and records of Seller or its Subsidiaries and, to the extent required by GAAP, reflected in the Financial Statements of Seller, for all tax liabilities, including interest or penalties, whether or not due and payable and whether or not disputed, with respect to any and all federal, foreign, state, local and other taxes for the periods covered by such financial statements and for all prior periods. Seller’s Disclosure Letter sets forth (i) the date or dates through which the IRS has examined the federal tax returns of Seller and its Subsidiaries and the date or dates through which any foreign, state, local or other taxing authority has examined any other tax returns of Seller and its Subsidiaries; (ii) a complete list of each year for which any federal, state, local or foreign tax authority has obtained or has requested an extension of the statute of limitations from Seller and its Subsidiaries and lists each tax case of Seller and its Subsidiaries currently pending in audit, at the administrative appeals level or in litigation; and (iii) the date and issuing authority of each statutory notice of deficiency, notice of proposed assessment and revenue agent’s report issued to Seller and its Subsidiaries within the last twelve (12) months. Except as set forth in Seller’s Disclosure Letter, to the knowledge of Seller and its Subsidiaries, neither the IRS nor any foreign, state, local or other taxing authority has, during the past three years, examined or is in the process of examining any federal, foreign, state, local or other tax returns of Seller and its Subsidiaries. To the knowledge of Seller and its Subsidiaries, neither the IRS nor any foreign, state, local or other taxing authority is now asserting or threatening to assert any deficiency or claim for additional taxes (or interest thereon or penalties in connection therewith) except as set forth in Seller’s Disclosure Letter.

4.11 Compliance with Laws and Regulations. Except as set forth in Seller’s Disclosure Letter, neither Seller nor any of its Subsidiaries are in default under or in breach of any provision of their Charter Documents or any Rule promulgated by any Governmental Entity having authority over them, where such default or breach would have a Material Adverse Effect. Seller is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the Nasdaq.

4.12 Performance of Obligations. Seller and its Subsidiaries have performed all of the obligations required to be performed by them to date and are not in material default under or in breach of any term or provision of any material contract, and no event has occurred that, with the giving of notice or the passage of time or both, would constitute such default or breach. To Seller and its Subsidiaries’ knowledge, no party with whom any of them have an agreement that is material to their business is in default thereunder.

4.13 Employees. There are no controversies pending or threatened between Seller and its Subsidiaries and any of their employees that are likely to have a Material Adverse Effect. Neither Seller nor any of its Subsidiaries are a party to any collective bargaining agreement with respect to any of their employees or any labor organization to which their employees or any of them belong.

4.14 Brokers and Finders. Except as provided in Seller’s Disclosure Letter with copies of any such agreements attached, neither Seller nor any of its Subsidiaries is a party to or obligated under any agreement with any broker or finder relating to the transactions contemplated hereby, and, except as provided in Seller’s Disclosure Letter, neither the execution of this Agreement nor the consummation of the transactions provided for herein or therein will result in any liability to any broker or finder.

4.15 Absence of Material Change. Since December 31, 2005, the businesses of Seller and its Subsidiaries have been conducted only in the ordinary course, in substantially the same manner as theretofore conducted, and, except as set forth in Seller’s Disclosure Letter, there has not occurred since December 31, 2005 any event that has had or may reasonably be expected to have a Material Adverse Effect.

4.16 Licenses and Permits. Each of Seller and its Subsidiaries has all licenses and permits necessary for the conduct of their business, and such licenses are in full force and effect, except for any failure to be in full force and effect that would not have a Material Adverse Effect. The properties and operations of Seller and its Subsidiaries are and have been maintained and conducted, in all material respects, in compliance with all applicable Rules.

4.17 Undisclosed Liabilities. Neither Seller nor any of its Subsidiaries knows of any basis for the assertion against them of any liability, obligation or claim (including, without limitation, that of any Governmental Entity) that is likely to result in or cause a Material Adverse Effect that is not fairly reflected in the Financial Statements of Seller or otherwise disclosed in this Agreement.

4.18 Employee Benefit Plans.

(a) Except as set forth in Seller’s Disclosure Letter, neither Seller nor any if its Subsidiaries has any “employee benefit plan,” as defined in Section 3(3) of ERISA, any “multiemployer plan” as defined in Section 3(37) of ERISA, any “defined benefit pension plan” within the meaning of Section 3(35) of ERISA nor has Seller or any of its Subsidiaries ever sponsored or maintained any such plan.

(b) Seller’s Disclosure Letter sets forth copies and descriptions of each Benefit Arrangement maintained or otherwise contributed to by Seller and its Subsidiaries (such plans and arrangements being collectively referred to herein as “Seller Benefit Arrangements”). Except as set forth in Seller’s Disclosure Letter, there has been no material amendment thereof or increase in the cost thereof or benefits payable thereunder since December 31, 2005. Except as set forth in Seller’s Disclosure Letter, there has been no material increase in the compensation of or benefits payable to any senior executive employee of Seller or its Subsidiaries since December 31, 2005, nor any employment, severance or similar contract entered into with any such employee, nor any amendment to any such contract, since December 31, 2005. Except as set forth in Seller’s Disclosure Letter, there is no contract, agreement or benefit arrangement covering any employee of Seller or its Subsidiaries which individually or collectively could give rise to the payment of any amount which would constitute an “excess parachute payment,” as such term is defined in Section 280(G) of the Code.

(c) With respect to all Seller Benefit Arrangements, Seller and its Subsidiaries are in substantial compliance (other than noncompliance the cost or liability for which is not material) with the requirements prescribed by any and all statutes, governmental or court orders, or governmental rules or regulations currently in effect, applicable to such plans or arrangements.

(d) Except for the contracts set forth in Seller’s Disclosure Letter, each Seller Benefit Arrangement and each personal services contract, fringe benefit, consulting contract or similar arrangement with or for the benefit of any officer, director, employee or other person can be terminated by Seller or its Subsidiaries within a period of 30 days following the Effective Time of the Merger, without payment of any amount as a penalty, bonus, premium, severance pay or other compensation for such termination.

(e) Notwithstanding any statement or indication in this Agreement to the contrary, except as set forth on Seller’s Disclosure Letter, there are no Seller Benefit Arrangements as to which Seller or Company will be required to make any contribution or to make any other payments, whether on behalf of any of the current employees, directors or officers of Seller and its Subsidiaries or on behalf of any other person after the Closing. Seller has no formal plan or commitment, whether legally binding or not, to create any additional Benefit Arrangement, or to modify or change any existing Seller Benefit Arrangement.

(f) None of the Seller Benefit Arrangements nor any trust created thereunder has ever incurred any “accumulated funding deficiency” as such term is defined in Section 412 of the Code, whether or not waived. Furthermore, Seller and its Subsidiaries have no unfunded liability under ERISA in respect of any of the Benefit Arrangements. Seller and its Subsidiaries have made all contributions and paid all amounts due and owing under all of the Seller Benefit Arrangements. Each of the Seller Benefit Arrangements that is intended to be a qualified plan under Section 401(a) of the Code has received a favorable determination letter that it is so qualified from the Internal Revenue Service and Seller does not know of any fact, which could adversely affect the qualified status of any such Benefit Arrangement. All amendments required to bring all of the Seller Benefit Arrangements into conformity with all of the applicable provisions of ERISA, the Code, COBRA, HIPAA and all other applicable laws have been made. All contributions required to be made to each of the Seller Benefit Arrangements under the terms of the Benefit Arrangement, ERISA, the Code or any other applicable laws have been timely made. The Financial Statements of Seller and its Subsidiaries properly reflect all amounts required to be accrued as liabilities to date under each of the Seller Benefit Arrangements.

(g) There has not occurred and there does not exist (i) any pending litigation or controversy against any of the Seller Benefit Arrangements or against Seller and/or its Subsidiaries as the “Employer” or “Sponsor” under the Benefit Arrangements or against the trustee, fiduciaries or administrators of any of the Benefit Arrangements or (ii) any pending or threatened investigation, proceeding, lawsuit, dispute, action or controversies involving any of the Seller Benefit Arrangements, the administrator or trustee of any of the Benefit Arrangements with any of the Internal Revenue Service, Department of Labor, Pension Benefit Guaranty Corporation, any participant in the Benefit Arrangements, any service provider to any of the Benefit Arrangements or any other person whatsoever.

(h) Seller and its Subsidiaries have not used the services of (i) workers who have been provided by a third party contract labor supplier for more than six months or who may otherwise be eligible to participate in any of the Seller Benefit Arrangements or to an extent that would reasonably be expected to result in the disqualification or loss of preferred tax status of any of the Seller Benefit Arrangements or the imposition of penalties or excise taxes with respect to the Internal Revenue Service, Department of Labor, Pension Benefit Guaranty Corporation or any other governmental entity; (ii) temporary employees who have worked for more than six months or who may otherwise be eligible to participate in any of the Seller Benefit Arrangements or to an extent that would reasonably be expected to result in the disqualification or loss of preferred tax status of any of the Seller Benefit Arrangements or the imposition of penalties or excise taxes with respect to the Internal Revenue Service, Department of Labor, Pension Benefit Guaranty Corporation or any other governmental entity; (iii) individuals who have provided services to Seller and its Subsidiaries as independent contractors for more than six months or who may otherwise be eligible to participate in any of the Seller Benefit Arrangements or to an extent that would reasonably be expected to result in the disqualification or loss of preferred tax status of any of the Seller Benefit Arrangements or the imposition of penalties or excise taxes with respect to the Internal Revenue Service, Department of Labor, Pension Benefit Guaranty Corporation or any other governmental entity or (iv) leased employees, as that term is defined in section 414(n) of the Code.

4.19 SEC Reports. As of the respective dates, since September 23, 2004, Seller has filed all SEC Reports required to be filed by it and none of Seller’s SEC Reports contained at the time of filing any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstance under which they were made, not misleading. Each of Seller’s SEC Reports, at the time of its filing or being furnished complied, or if not yet filed or furnished, will comply, in all material respects with the applicable requirements of the Exchange Act and the Sarbanes-Oxley Act, and any Rules promulgated thereunder applicable to Seller’s SEC Reports.

4.20 Accounting Records; Disclosure Controls; Internal Controls.

(a) Each of Seller and its Subsidiaries maintains accounting records which fairly and validly reflect, in all material respects, their transactions and accounting controls sufficient to provide reasonable assurances that such transactions are (i) executed in accordance with its management’s general or specific authorization, and (ii) recorded as necessary to permit the preparation of financial statements in conformity with GAAP. Such records, to the extent they contain material information pertaining to Seller and its Subsidiaries, which is not easily, and readily available elsewhere, have been duplicated, and such duplicates are stored safely and securely.

(b) Seller maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are effective to ensure that information required to be disclosed by Seller is recorded and reported on a timely basis to the individuals responsible for the preparation of the Seller’s SEC Reports and other public disclosure documents. The Seller maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the asset of Seller, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Seller are being made only in accordance with authorizations of management and directors of Seller, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Seller’s assets that could have a material effect on its financial statements.

(c) Seller has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date hereof, to Seller’s auditors and the audit committee of Seller’s board of directors (A) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect Seller’s ability to record, process, summarize and report financial information and has identified for Seller’s auditors and audit committee of Seller’s board of directors any material weaknesses in internal control over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Seller’s internal control over financial reporting. Seller has made available to Company (i) a summary of any such disclosure made by management to Seller’s auditors and audit committee since January 1, 2005 and (ii) any material communication since January 1, 2005 made by management or Seller’s auditors to the audit committee required or contemplated by listing standards of Nasdaq, the audit committee’s charter or professional standards of the Public Seller Accounting Oversight Board. Since January 1, 2005, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no concerns from Seller employees regarding questionable accounting or auditing matters, have been received by Seller. Seller has made available to Company a summary of all material complaints or concerns relating to other matters made since January 1, 2005 through Seller’s whistleblower hot-line or equivalent system for receipt of employee concerns regarding possible violations of Rule. No attorney representing Seller or any of its Subsidiaries, whether or not employed by the Seller or any of its Subsidiaries, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by Seller or any of its officers, directors, employees or agents to Seller’s chief legal officer, audit committee (or other committee designated for the purpose) of the board of directors or the board of directors pursuant to the Rules in adopted pursuant to Section 307 of the Sarbanes-Oxley Act or any Seller policy contemplating such reporting, including in instances not required by those Rules.

4.21 Loan Portfolio. Seller’s Disclosure Letter sets forth a description of: (a) by type and classification, all loans, leases, other extensions and commitments to extend credit of Seller Bank of $100,000 or more, that have been classified by itself, any external loan reviewer or grader, its bank examiners or auditors (external or internal) as “Watch List,” “Substandard,” “Doubtful,” “Loss” or any comparable classification; and (b) all loans due to Seller Bank as to which any payment of principal, interest or any other amount is 30 days or more past due. Seller Bank’s allowance for loan losses is and will be at the Effective Time in accordance (i) with its existing methodology for determining the adequacy of its allowance for loan losses, (ii) with GAAP in all materials respects and (iii) with all applicable regulatory requirements of any Governmental Entity.

4.22 Operating Losses. Seller’s Disclosure Letter sets forth any Operating Loss, which has occurred at Seller or its Subsidiaries during the period after December 31, 2005. To the knowledge of Seller and its Subsidiaries, no action has been taken or omitted to be taken by an employee of Seller or any of its Subsidiaries that has resulted in the incurrence by Seller or any of its Subsidiaries of an Operating Loss or that might reasonably be expected to result in an Operating Loss after December 31, 2005, which, net of any insurance proceeds payable in respect thereof, would exceed $100,000. “Operating Loss” means any loss resulting from cash shortages, lost or misposted items, disputed clerical and accounting errors, forged checks, payment of checks over stop payment orders, counterfeit money, wire transfers made in error, theft, robberies, defalcations, check kiting, fraudulent use of credit cards or electronic teller machines or other similar acts or occurrences.

4.23 Environmental Matters. Except as set forth in Seller’s Disclosure Letter, to the knowledge of Seller and its Subsidiaries, (i) Seller and its Subsidiaries are in compliance with all Environmental Laws; (ii) there are no Tanks on or about any Seller Property; (iii) there are no Hazardous Materials on, below or above the surface of, or migrating to or from Seller Property; (iv) Seller Bank does not have loans outstanding secured by real property that is not in compliance with Environmental Laws or which has a leaking Tank or upon which there are Hazardous Materials on or migrating to or from; and (v) without limiting the foregoing representations and warranties contained in clauses (i) through (iv), as of the date of this Agreement, to the knowledge of Seller and its Subsidiaries, there is no claim, action, suit, or proceeding or notice thereof before any Governmental Entity pending against Seller or any of its Subsidiaries or concerning property securing Seller Bank’s loans and there is no outstanding judgment, order, writ, injunction, decree, or award against or affecting Seller Property or property securing Seller Bank loans, relating to the foregoing representations (i) - (iv), in each case the noncompliance with which, or the presence of which would have a Material Adverse Effect. “Seller Property” shall mean real estate currently owned, leased, or otherwise used by Seller or any of its Subsidiaries, or in which any of said entities has an investment or security interest by mortgage, deed of trust, sale and lease-back or otherwise, including without limitation, properties under foreclosure and properties held by Seller Bank in its capacity as a trustee or otherwise. For purposes of this Agreement, the term “Environmental Laws” shall mean all applicable statutes, regulations, rules, ordinances, codes, licenses, permits, orders, approvals, plans, authorizations, concessions, franchises, and similar items of all Governmental Entities and all applicable judicial, administrative, and regulatory decrees, judgments, and orders relating to the protection of human health or the environment, including, without limitation: all requirements, including, but not limited to those pertaining to reporting, licensing, permitting, investigation, and remediation of emissions, discharges, releases, or threatened releases of Hazardous Materials, chemical substances, pollutants, contaminants, or hazardous or toxic substances, materials or wastes whether solid, liquid, or gaseous in nature, into the air, surface water, groundwater, or land, or relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of chemical substances, pollutants, contaminates, or hazardous or toxic substances, materials, or wastes, whether solid, liquid, or gaseous in nature and all requirements pertaining to the protection of the health and safety of employees or the public. “Tank” shall mean treatment or storage Tanks, sumps, or water, gas or oil wells and associated piping transportation devices. “Hazardous Materials” shall mean any substance the presence of which requires investigation or remediation under any federal, state, or local statute, regulation, ordinance, order, action, policy or common law, or which is or becomes defined as a hazardous waste, hazardous substance, hazardous material, used oil, pollutant or contaminant under any federal, state or local statute, regulation, rule or ordinance or amendments thereto including without limitation, the Comprehensive Environmental Response; Compensation and Liability Act (42 USC 9601, et seq.); the Resource Conservation and Recovery Act (42 USC 6901, et seq.); the Clean Air Act, as amended (42 USC 7401, et seq.); the Federal Water Pollution Control Act, as amended (33 USC 1251, et seq.); the Toxic Substances Control Act, as amended (15 USC 2601, et seq.); the Occupational Safety and Health Act, as amended (29 USC 65); the Emergency Planning and Community Right-to-Know Act of 1986 (42 USC 11001, et seq.); the Mine Safety and Health Act of 1977, as amended (30 USC 801, et seq.); the Safe Drinking Water Act (42 USC 300f, et seq.); and all comparable state and local laws; laws of other jurisdictions or orders and regulations; or the presence of which causes or threatens to cause a nuisance, trespass or other common law tort upon real property or adjacent properties or poses or threatens to pose a hazard to the health or safety of persons or without limitation, which contains gasoline, diesel fuel or other petroleum hydrocarbons; polychlorinated biphenyls (PCB’s), asbestos or urea formaldehyde foam insulation. For purposes of this Section only, “knowledge” shall mean the actual knowledge of Seller or any of its Subsidiaries without the imposition of any duty of inquiry beyond that required in Seller Bank’s lending policies.

4.24 Community Reinvestment Act. Seller Bank received a rating of “satisfactory” or better in its most recent examination or interim review with respect to the Community Reinvestment Act. Neither Seller no Seller Bank has been advised of any concerns regarding Seller Bank’s compliance with the Community Reinvestment Act by any Governmental Entity or by any other Person.

4.25 Material Contracts. Except as set forth in Seller’s Disclosure Letter (all items listed or required to be listed in Seller’s Disclosure Letter as a result of this Section being referred to herein as “Seller Scheduled Contracts”), Seller and its Subsidiaries are not a party or otherwise subject to:

(a) any employment, deferred compensation, bonus or consulting contract;

(b) any advertising, brokerage, licensing, dealership, representative or agency relationship or contract;

(c) any contract or agreement that would restrict Company or Company Bank after the Effective Time from competing in any line of business with any Person or using or employing the services of any Person;

(d) any collective bargaining agreement or other such contract or agreement with any labor organization;

(e) any lease of real or personal property providing for annual lease payments by or to Seller or its Subsidiaries in excess of $25,000 per annum other than financing leases entered into in the ordinary course of business in which Seller or any of its Subsidiaries is lessor and leases of real property presently used by Seller and its Subsidiaries as banking offices.

(f) any mortgage, pledge, conditional sales contract, security agreement, option, or any other similar agreement with respect to any interest of Seller or its Subsidiaries (other than as mortgagor or pledgor in the ordinary course of their banking business or as mortgagee, secured party or deed of trust beneficiary in the ordinary course of Seller’s business) in personal property having a value of $25,000 or more;

(g) any stock purchase, Stock Option, Award, stock bonus, stock ownership, profit sharing, group insurance, bonus, deferred compensation, severance pay, pension, retirement, savings or other incentive, welfare or employment plan or material agreement providing benefits to any present or former employees, officers or directors of Seller or its Subsidiaries;

(h) any agreement to acquire equipment or any commitment to make capital expenditures of $10,000 or more;

(i) any agreement for the sale of any property or assets in which Seller or any of its Subsidiaries has an ownership interest or for the grant of any preferential right to purchase any such property or asset;

(j) any agreement for the borrowing of any money (other than liabilities or interbank borrowings made in the ordinary course of their banking business and reflected in the financial records of Seller and its Subsidiaries);

(k) any restrictive covenant contained in any deed to or lease of real property owned or leased by Seller or any of its Subsidiaries (as lessee) that materially restricts the use, transferability or value of such property;

(l) any guarantee or indemnification which involves the sum of $25,000 or more, other than letters of credit or loan commitments issued in the normal course of business;

(m) any supply, maintenance or landscape contracts not terminable by Seller or any of its Subsidiaries without penalty on 30 days or less notice and which provides for payments in excess of $25,000 per annum;

(n) other than as disclosed with reference to subparagraph (k) of this Section 4.25, any agreement which would be terminable other than by Seller or any of its Subsidiaries or as a result of the consummation of the transactions contemplated by this Agreement;

(o) any contract of participation with any other bank in any loan entered into by Seller Bank subsequent to December 31, 2005 in excess of $25,000, or any sales of assets of Seller and its Subsidiaries with recourse of any kind to Seller and its Subsidiaries, or any agreement providing for the sale or servicing of any loan or other asset which constitutes a “recourse arrangement” under applicable regulation or policy promulgated by a Governmental Entity (except for agreements for the sale of guaranteed portions of loans guaranteed in part by the U.S. Small Business Administration and related servicing agreements);

(p) any other agreement of any other kind, including for data processing and similar services, which involves future payments or receipts or performances of services or delivery of items requiring aggregate payment of $10,000 or more to or by Seller and its Subsidiaries other than payments made under or pursuant to loan agreements, participation agreements and other agreements for the extension of credit in the ordinary course of Seller Bank’s business;

(q) any material agreement, arrangement or understanding not made in the ordinary course of business;

(r) any agreement, arrangement or understanding relating to the employment, election, retention in office or severance of any present or former director, officer or employee of Seller and/or its Subsidiaries;

(s) any agreement, arrangement or understanding pursuant to which any payment (whether severance pay or otherwise) became or may become due to any director, officer or employee of Seller and/or its Subsidiaries upon execution of this Agreement or upon or following consummation of the transactions contemplated hereby (either alone or in connection with the occurrence of any additional acts or events);

(t) any written agreement, supervisory agreement, resolution, memorandum of understanding, consent order, cease and desist order, capital order, or condition of any regulatory order or decree with or by the DFI, FDIC, FRB or any other regulatory agency; or

(u) any exchange traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is not included on the balance sheet and is a derivative contract (including various combinations thereof) or any securities that are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes,” or “capped floating rate mortgage derivatives.”

True copies of all Seller Scheduled Contracts, including all amendments and supplements thereto, are attached to Seller’s Disclosure Letter.

4.26 Regulatory Approvals. To the knowledge of Seller and its Subsidiaries, except as described in Seller’s Disclosure Letter, Seller and its Subsidiaries have no reason to believe that all required Consents from any Governmental Entity of any application to consummate the transactions contemplated by this Agreement would not be received without the imposition of a materially burdensome condition in connection with the approval of any such application.

4.27 Intellectual Property. Except as set forth in Seller’s Disclosure Letter, Seller and its Subsidiaries own or possess valid and binding licenses and other rights to use without payment all material patents, copyrights, trade secrets, trade names, service marks and trademarks used in their respective businesses; and Seller and its

Subsidiaries have not received any notice with respect thereto that asserts the rights of others. Seller and its Subsidiaries have in all material respects performed all the obligations required to be performed by Seller and its Subsidiaries, and are not in default in any material respect under any license, contract, agreement, arrangement or commitment relating to any of the foregoing.

4.28 Bank Secrecy Act. Except as set forth in Seller’s Disclosure Letter, neither Seller nor any of its Subsidiaries has been advised of any supervisory concerns regarding their compliance with the Bank Secrecy Act (31 USC 5322, et seq.) or related state or federal anti-money laundering laws, regulations and guidelines, including without limitation those provisions of federal regulations requiring (a) the filing of reports, such as Currency Transaction Reports and Suspicious Activity Reports, (b) the maintenance of records and (c) the exercise of due diligence in identifying customers.

4.29 Absence of Adverse Agreements. Neither Seller nor any of its Subsidiaries is a party to any agreement or instrument, nor is Seller or any such Subsidiary subject to any judgment, order, decree or Rule of any court or other Governmental Entity or authority which now or in the future may have a Materially Adverse Effect.

4.30 Disclosure. Neither the Seller Financial Statements nor any representation or warranty contained herein, nor any information delivered or to be delivered by Seller pursuant to this Agreement, contains or shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

ARTICLE 5

AGREEMENTS WITH RESPECT TO CONDUCT OF

COMPANY AFTER THE DATE HEREOF

Company covenants and agrees with Seller as follows:

5.1 Material Adverse Effect; Reports; Financial Statements; Filings.

(a) Company will promptly notify Seller (i) of any event of which Company obtains knowledge which may have a Material Adverse Effect; or (ii) in the event Company determine that it is possible that the conditions to the performance of Seller set forth in Sections 8.1 and 8.3 may not be satisfied.

(b) Company will furnish to Seller, as provided in Section 11.12 of this Agreement, as soon as practicable, and in any event within five (5) Business Days after it is prepared or becomes available to Company, (i) its quarterly unaudited consolidated balance sheets and statements of operations, and changes in stockholders’ equity; (ii) its monthly unaudited consolidated balance sheets and statements of operations; (iii) as soon as available, all letters and communications sent by Company to its stockholders and all reports filed by Company with the SEC, the FRB, the DFI and any other Person; and (iv) all regulatory applications relating to the transactions contemplated by this Agreement and all correspondence relating thereto.

(c) Each of the financial statements delivered pursuant to subsection (b) shall be (i) prepared in accordance with GAAP on a basis consistent with that of the Financial Statements of Company, except that such financial statements may omit statements of cash flows and footnote disclosures required by GAAP; and (ii) accompanied by a certificate of the chief financial officer to the effect that such consolidated financial statements fairly present the financial condition and results of operations of Company for the period covered, and reflect all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation.

5.2 Conduct of Business.

(a) Between the date hereof and the Effective Time, except as contemplated by this Agreement and subject to requirements of law and regulation generally applicable to bank holding companies and banks, Company shall not, without prior written Consent of Seller (which Consent shall not be unreasonably withheld and which

Consent shall be deemed granted if within five (5) Business Days of Seller’s receipt of written notice of a request for prior written Consent, written notice of objection is not received by Company):

(1) amend, modify, terminate or fail to renew or preserve their material Permits;

(2) amend or modify its Charter Documents except as contemplated hereby;

(3) agree or make any commitment to take any actions prohibited by this Section 5.2;

(4) take any action which would or is reasonably likely to (i) adversely affect the ability of Company to obtain any necessary approval of any Governmental Entity required for the transactions contemplated hereby; (ii) adversely affect Company’s ability to perform its covenants and agreements under this Agreement; or (iii) result in any of the conditions to the performance of Company’s obligations hereunder, as set forth in Article 8 herein not being satisfied;

(5) knowingly take or cause to be taken any action, which would disqualify the Merger as a “reorganization” within the meaning of Section 368 of the Code; and

(6) enter into or complete any transaction for (i) the acquisition, merger or consolidation of the Company where the Company is not the surviving entity, or (ii) the sale of all or substantially all of the assets of the Company, without making necessary and appropriate provision in the documents for such an acquisition, merger, consolidation or sale of assets for the consummation of the Merger and the other transactions contemplated by this Agreement.

(b) Between the date hereof and the Effective Time, Company shall:

(1) duly observe and conform in all material respects to all lawful requirements applicable to its business; and

(2) maintain its assets and properties in good condition and repair, normal wear and tear excepted.

5.3 Disclosure Letter. Promptly in the case of material matters, and not less than monthly in the case of all other matters, Company shall amend or supplement the Company Disclosure Letter provided for herein pertaining to Company as necessary so that the information contained therein accurately reflects the then current status of Company and shall transmit copies of such amendments or supplements to Seller in accordance with Section 11.12 of this Agreement. Such update of the Company Disclosure Letter shall not in any way affect the representations and warranties set forth in Article 3.

5.4 Bank Shareholder Approval. Company shall vote all shares of Company Bank stock which it owns in favor of the Bank Merger and related matters.

5.5 Consents and Approvals.

(a) Company will cooperate with Seller in the preparation of all filings, applications, notices and requests for waiver for Consents necessary or desirable for the transactions contemplated in this Agreement. Company’s cooperation hereunder shall include, but not be limited to, providing all information concerning Company and its stockholders as may be required for such filings, applications, notices and requests for Consents and signing, to the extent required, all such filings, applications, notices and requests.

(b) To the extent that the consent of a third party (“Third Party Consent”) with respect to any contract, agreement, license, franchise, lease, commitment, arrangement, Permit or release that is material to the business of Company that is contemplated in this Agreement is required in connection with the transactions contemplated in this Agreement, Company shall use its best efforts to obtain such Consent prior to the Effective Time.

5.6 Compliance with Rules. Company shall comply with the requirements of all applicable Rules, the noncompliance with which would materially and adversely affect the assets, liabilities, business, financial condition or results of operations or prospects of Company.

5.7 Plan of Bank Merger. As soon as practicable, Company shall cause Company Bank to execute the Plan of Bank Merger.

5.8 Insurance and Indemnification.

(a) Company shall permit Seller to use commercially reasonable efforts to extend the discovery period of its directors’ and officers’ liability insurance for a period of up to forty-eight (48) months with respect to all matters arising from facts or events which occurred before the Effective Time for which Seller would have had an obligation to indemnify its directors and officers. If Company shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any other entity, then and in each case, proper provision shall be made so that the successors and assigns of Company shall assume the obligations set forth in this Section 5.8.

(b) Company shall, and shall cause its Subsidiaries to, maintain and preserve the rights to indemnification of officers and directors provided for in the Indemnification Agreements and Charter Documents of Seller as in effect on the date hereof with respect to indemnification for liabilities and claims arising out of acts, omissions, events, matters or circumstances occurring or existing prior to the Effective Time, including, without limitation, the Merger and the other transactions contemplated by this Agreement, to the extent such rights to indemnification are not in excess of that permitted by applicable state or federal laws or regulatory authorities.

(c) The provisions of this Section are intended to be for the benefit of, and shall be enforceable by, each director or officer of Seller and his or her heirs and representatives. There shall be no duplication of benefits pursuant to Section 5.8 (a) and (b).

5.9 Rule 144 Compliance. From and after the Effective Time, Company shall file all reports with the SEC necessary to permit the stockholders of Seller who may be deemed “underwriters” (within the meaning of Rule 145 under the Securities Act) of the Seller Stock to sell Company Stock received by them in connection with the Merger pursuant to Rules 144 and 145(d) under the Securities Act if they would otherwise be so entitled; provided, however, that Company is otherwise required by Rule to file such reports with the SEC.

5.10 Access. Company will authorize and permit Seller, its representatives, accountants and counsel, to have access during normal business hours, on notice and in such manner as will not unreasonably interfere with the conduct of the businesses of Company, to all properties, books, records, branch operating reports, branch audit reports, operating instructions and procedures, tax returns, tax settlement letters, contracts and documents, and all other information with respect to their business affairs, financial condition, assets and liabilities as Seller may from time to time reasonably request. Company shall permit Seller, its representatives, accountants and counsel to make copies of such books, records and other documents and to discuss the business affairs, condition (financial and otherwise), assets and liabilities of Company with such third Persons, including, without limitation, its directors, officers, employees, accountants, counsel and creditors, as Seller considers necessary or appropriate for the purposes of familiarizing itself with the businesses and operations of Company, obtaining any necessary orders, Consents or approvals of the transactions contemplated by this Agreement by any Governmental Entity and conducting an evaluation of the assets and liabilities of Seller. Company will cause McGladrey & Pullen, LLP, to make available to Seller, its accountants, counsel and other agents, such personnel, work papers and other documentation of such firm relating to its work papers and its audits of the books and records of Company as may be requested by Seller in connection with its review of the foregoing matters. Notwithstanding any of the foregoing, Company shall not be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client or other privilege with respect to such information or contravene any Rule but Company shall use its reasonable efforts to make appropriate substitute disclosure arrangements, to the extent practicable.

ARTICLE 6

AGREEMENTS WITH RESPECT TO

CONDUCT OF SELLER AFTER THE DATE HEREOF

Seller covenants and agrees with Company as follows:

6.1 Access. Seller will authorize and permit Company, its representatives, accountants and counsel, to have access during normal business hours, on notice and in such manner as will not unreasonably interfere with the conduct of the businesses of Seller, to all properties, books, records, branch operating reports, branch audit reports, operating instructions and procedures, tax returns, tax settlement letters, contracts and documents, and all other information with respect to its business affairs, financial condition, assets and liabilities as Company may from time to time reasonably request. Seller shall permit Company, its representatives, accountants and counsel to make copies of such books, records and other documents and to discuss the business affairs, condition (financial and otherwise), assets and liabilities of Seller with such third Persons, including, without limitation, its directors, officers, employees, accountants, counsel and creditors, as Company considers necessary or appropriate for the purposes of familiarizing itself with the businesses and operations of Seller, obtaining any necessary orders, Consents or approvals of the transactions contemplated by this Agreement by any Governmental Entity and conducting an evaluation of the assets and liabilities of Seller. Seller will cause McGladrey & Pullen, LLP, to make available to Company, its accountants, counsel and other agents, such personnel, work papers and other documentation of such firm relating to its work papers and its audits of the books and records of Seller as may be requested by Company in connection with its review of the foregoing matters. Notwithstanding any of the foregoing, Seller shall not be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client or other privilege with respect to such information or contravene any Rule but Seller shall use its reasonable efforts to make appropriate substitute disclosure arrangements, to the extent practicable.

6.2 Material Adverse Effect; Reports; Financial Statements; Filings.

(a) Seller will promptly notify Company (i) of any event of which Seller obtains knowledge which may have a Material Adverse Effect; (ii) in the event Seller determines that it is possible that the conditions to the performance of Company set forth in Sections 8.1 and 8.2 may not be satisfied; or (iii) any event, development or circumstance other than the transactions contemplated by this Agreement that, to the best knowledge of Seller, will or, with the passage of time or the giving of notice or both, is reasonably expected to result in the loss to Seller of the services of any Executive Officer of Seller.

(b) Seller will furnish to Company, as provided in Section 11.12 of this Agreement, as soon as practicable, and in any event within five (5) Business Days after it is prepared or becomes available to Seller, (i) a copy of any report submitted to the board of directors of Seller and access to the working papers related thereto and copies of other operating or financial reports prepared for management of any of its businesses and access to the working papers related thereto provided, however, that Seller need not furnish Company any privileged communications of or memoranda prepared by its legal counsel in connection with the transactions contemplated by, and the rights and obligations of Seller under this Agreement; (ii) quarterly unaudited consolidated balance sheets and statements of operations, and changes in stockholders’ equity for Seller; (iii) monthly unaudited consolidated balance sheets and statements of operations for Seller; (iv) as soon as available, all letters and communications sent by Seller to its stockholders and all reports filed by Seller with the DFI, FDIC and any other Person; and (v) such other reports as Company may reasonably request relating to Seller.

(c) Each of the financial statements delivered pursuant to subsection (b) shall be (i) prepared in accordance with GAAP on a basis consistent with that of the Financial Statements of Seller, except that such financial statements may omit statements of cash flows and footnote disclosures required by GAAP; and (ii) accompanied by a certificate of the chief financial officer to the effect that such financial statements fairly present the financial condition and results of operations of Seller for the period covered, and reflect all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation.

6.3 Conduct of Business.

(a) Between the date hereof and the Effective Time, except as contemplated by this Agreement, and subject to requirements of law and regulation generally applicable to banks, Seller shall not, without prior written Consent of Company (which Consent shall not be unreasonably withheld and which Consent [except with respect to subparagraph (29) of this Section 6.3(a)] shall be deemed granted if within five (5) Business Days of Company’s receipt of written notice of a request for prior written Consent, written notice of objection is not received by Seller):

(1) amend, modify, terminate or fail to renew or preserve its material Permits;

(2) amend or modify in any material respect, or, except as they may expire in accordance with their terms, terminate any Seller Scheduled Contract or any other material contract or agreement to which Seller is a party, or materially default in the performance of any of its obligations under any such contract or agreement;

(3) enter into any agreement or contract that would be required to be included as a Seller Scheduled Contract;

(4) terminate or unilaterally fail to renew any existing insurance coverage or bonds;

(5) make any loan or other extension of credit, or enter into any commitment to make any loan or other extension of credit to any director, officer, employee or shareholder holding 5% or more of the outstanding shares of Seller Stock except for any loan, extension of credit or commitment made after the date hereof not exceeding $50,000, to any such person; provided, however, that the aggregate of all loans, extensions of credit or commitments made after the date hereof to any such person shall not exceed $100,000;

(6) grant any general or uniform increase in the rate of pay to any employee or employee benefit or profit sharing plan or increase the salary, bonus or employee benefits of any non-exempt employee or agent except in the ordinary course of business and consistent with past practice or established practices; or pay any severance or similar payment to any Person, other than payment of the Change in Control Amounts pursuant to the terms of the Change in Control Agreements;

(7) grant any promotion or any increase in the rate of pay to any employee or pursuant to any profit sharing plan or increase in any employee benefits or pay any bonus (except as contemplated by Section 9.1(d), severance or similar payment to any employee except in the ordinary course of business and consistent with past practice or established practices or pay any severance or similar payment to any Person, other than payment of the Change in Control Amounts pursuant to the terms of the Change in Control Agreements;

(8) sell, transfer, mortgage, encumber or otherwise dispose of any assets or release or waive any claim, except in the ordinary course of business and consistent with past practice or as required by any existing contract or for ordinary repairs, renewals or replacements or as contemplated in this Agreement;

(9) except for the exercise of Seller Stock Options outstanding on the date hereof, issue, sell, or grant any Equity Securities of Seller, any Award, any other securities (including long term debt), or any rights, options or securities to acquire any stock of Seller Stock, or any Equity Securities of Seller, or any other securities (including long term debt) of Seller;

(10) declare, issue or pay any dividend or other distribution of assets, whether consisting of money, other personal property, real property or other things of value, to the stockholders of Seller, or split, combine or reclassify any shares of its capital stock or other Equity Securities;

(11) purchase, redeem or otherwise acquire any Equity Securities, or other securities of Seller or any rights, options, or securities to acquire any Equity Securities of Seller;

(12) amend or modify its Charter Documents;

(13) make its credit underwriting policies, standards or practices relating to the making of loans and other extensions of credit, or commitments to make loans and other extensions of credit, less stringent than those in effect as of the date hereof;

(14) make any capital expenditures, or commitments with respect thereto, in excess of $25,000;

(15) other than payment of the Change in Control Amounts pursuant to the terms of the Change in Control Agreements, make extraordinary payments to any Person other than as contemplated, or as disclosed, in this Agreement;

(16) make any investment by purchase of stock or securities (including an Investment Security), contributions to capital, property transfers or otherwise in any other Person, except for federal funds or obligations of the United States Treasury, or in the ordinary course of business and consistent with past or established practices;

(17) compromise or otherwise settle or adjust any assertion or claim of a deficiency in taxes (or interest thereon or penalties in connection therewith); file any appeal from an asserted deficiency except in a form previously approved by Company in writing; file or amend any United States federal, foreign, state or local tax return without Company’s prior written approval, which approval shall not be unreasonably withheld; or make any tax election or change any method or period of accounting unless required by GAAP or applicable law;

(18) enter into or consent to any new employment agreement or other Benefit Arrangement, or amend or modify any employment agreement or other Seller Benefit Arrangement in effect on the date of this Agreement to which Seller is a party or bound;

(19) grant any Person a power of attorney or similar authority except in accordance with a written policy previously disclosed to Company;

(20) agree or make any commitment to take any actions prohibited by this Section 6.3;

(21) change any of Seller’s basic policies and practices with respect to liquidity management and cash flow planning, marketing, deposit origination, lending, budgeting, profit and tax planning, personnel practices or any other material aspect of Seller’s business or operations, except such changes as may be required in the opinion of management to respond to economic or market conditions or as may be required by any Governmental Entity;

(22) take any action which would or is reasonably likely to (i) adversely affect the ability to obtain any necessary approval of any Governmental Entity required for the transactions contemplated hereby; (ii) adversely affect Seller’s ability to perform their covenants and agreements under this Agreement; or (iii) result in any of the conditions as set forth in Article 8 herein not being satisfied;

(23) reclassify any Investment Security from hold-to-maturity or available for sale to trading;

(24) sell any Investment Security prior to maturity, except in the ordinary course of business;

(25) knowingly take or cause to be taken any action which would disqualify the Bank Merger as a “reorganization” within the meaning of Section 368 of the Code;

(26) settle any claim, action or proceeding involving any material liability for monetary damages or enter into any settlement agreement containing material obligations;

(27) make, acquire a participation in, or reacquire an interest in a participation sold of, any loan that is not in compliance with its normal credit underwriting standards, policies and procedures as in effect as of the date of this Agreement; or renew, extend the maturity of, or alter any of the material terms of any such loan for a period of greater than six months;

(28) incur any indebtedness for borrowed money or assume, guaranty, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, except for (i) in connection with banking transactions with banking customers in the ordinary course of business, or (ii) short-term borrowings (30 days or less) made at prevailing market rates and terms;

(29) grant, renew or commit to grant or renew any extension of credit if such extension of credit, together with all other credit then outstanding to the same Person and all Affiliated Persons, would exceed $250,000 on an unsecured basis or $500,000 on a secured basis. Consent shall be deemed granted if within three (3) Business Days of written notice delivered to Company Bank’s Chief Credit Officer, written notice of objection is not received by Seller (for purposes of this subparagraph, written notice shall include notice by email); and

(30) except as required by applicable Rule or the DFI or the FDIC, (i) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices, (ii) fail to follow its or its Subsidiary’s existing policies or practices with respect to managing its exposure to interest rate and other risk or (iii) fail to use commercially reasonable efforts to avoid any material increase in Seller’s aggregate exposure to interest rate risk.

(b) Between the date hereof and the Effective Time, Seller shall:

(1) duly observe and conform in all material respects to all lawful requirements applicable Seller’s business and conduct Seller’s business in the ordinary course in substantially the manner heretofore conducted and in accordance with sound banking practice;

(2) use its reasonable best efforts to maintain its assets and properties in good condition and repair, normal wear and tear excepted;

(3) promptly upon learning of such information, advise Company in writing of any event or any other transaction within its knowledge whereby any Person or Related Group of Persons acquires, directly or indirectly, record or beneficial ownership or control (as defined in Rule 13d-3 promulgated by the SEC under the Exchange Act) of five percent (5%) or more of the outstanding Seller Stock prior to the record date fixed for the Seller Stockholders’ Meeting or any adjourned meeting thereof to approve this Agreement and the transaction contemplated herein;

(4) promptly notify Company regarding receipt from any tax authority of any notification of the commencement of an audit, any request to extend the statute of limitations, any statutory notice of deficiency, any revenue agent’s report, any notice of proposed assessment, or any other similar notification of potential adjustments to the tax liabilities of Seller, or any actual or threatened collection enforcement activity by any tax authority with respect to tax liabilities of Seller; and

(5) maintain an allowance for loan and lease losses consistent with practices and methodology as in effect on the date of the execution of this Agreement, and shall not, notwithstanding any recoveries received with respect to loans previously charged off, reduce the allowance for loan and lease losses below the amount in effect on the date of the execution of this Agreement.

6.4 Certain Loans and Other Extensions of Seller. Seller will promptly inform Company of the amounts and categories of any loans, leases or other extensions of credit that have been classified by any Governmental Entity or by any internal or external loan reviewer of Seller as “Watch List,” “Substandard,” “Doubtful,” “Loss” or any comparable classification. Seller will furnish to Company, as soon as practicable, and in any event within 10 days after the end of each calendar month, schedules including a listing of the following:

(a) classified credits, showing with respect to each such credit in amount equal to or exceeding $25,000, the classification category, credit type, and office, and with respect to all other such credits, by credit type and office, the aggregate dollar amount;

(b) nonaccrual credits, showing with respect to each such credit in amount equal to or exceeding $25,000, the credit type and office, and with respect to all other such credits, by credit type and office, the aggregate dollar amount;

(c) accrual exception credits that are delinquent 90 or more days and have not been placed on nonaccrual status, showing with respect to each such credit in amount equal to or exceeding $25,000, the credit type and office, and with respect to all other such credits, by credit type and office, the aggregate dollar amount;

(d) delinquent credits showing with respect to each such credit in amount equal to or exceeding $25,000, the credit type, office and an aging schedule broken down into 30-59, 60-89, 90 + day categories, and with respect to all other such credits, by credit type, office and by aging category, the aggregate dollar amount;

(e) loan and lease participations, stating, with respect to each, whether it is purchased or sold, the loan or lease type, and the office;

(f) loans or leases (including any commitments) by Seller to any director, officer, or employee of Seller, or any shareholder holding 5% or more of the capital stock of Seller, including with respect to each such loan or lease, the identity and, to the best knowledge of Seller, the relation of the borrower to Seller, the loan or lease type and the outstanding and undrawn amounts;

(g) letters of credit, showing with respect to each letter of credit in an amount equal to or exceeding $25,000, the credit type and office, and showing with respect to all other such letters of credit, by credit type and office, the aggregate dollar amount;

(h) loans or leases charged off during the previous month, showing with respect to each such loan or lease, the credit type and office;

(i) loans or leases written down during the previous month, including with respect to each the original amount, the write-off amount, credit type and office;

(j) other real estate or assets owned, stating with respect to each its credit type;

(k) a reconciliation of the allowance for loan and lease losses, identifying specifically the amount and sources of all additions and reductions to the allowance (which may be by reference to specific portions of another schedule furnished pursuant to this Section 6.4 and, in the case of unallocated adjustments, shall disclose the methodology and calculations through which the amount of such adjustment was determined);

(l) extensions of credit whether unsecured or secured in amount equal to or exceeding $100,000, originated on or after the date of the schedule previously provided to Company (or if it is the first such schedule, the date of this Agreement) and before the date of the schedule in which reported, showing with respect to each, the credit type and the office; and

(m) renewals or extensions of maturity of outstanding extensions of credit whether unsecured or secured in amount equal to or exceeding $100,000, showing with respect to each, the credit type and the office.

6.5 Disclosure Letter. Promptly in the case of material matters, and not less than monthly in the case of all other matters, Seller shall amend or supplement the Seller Disclosure Letter provided for herein pertaining to Seller as necessary so that the information contained therein accurately reflects the then current status of Seller and shall transmit copies of such amendments or supplements to Company in accordance with Section 11.12 of this Agreement. Such update of the Seller Disclosure Letter shall not in any way affect the representations and warranties set forth in Article 4.

6.6 [Intentionally Left Blank]

6.7 Consents and Approvals.

(a) Seller will cooperate with Company in the preparation of all filings, applications, notices and requests for waiver for Consents necessary or desirable for the consummation of the transactions contemplated in this Agreement. Seller’s cooperation hereunder shall include, but not be limited to, providing all information concerning Seller and its stockholders as may be required for such filings, applications, notices and requests for Consents and signing, to the extent required, all such filings, applications, notices and requests.

(b) To the extent that a Third Party Consent with respect to any contract, agreement, license, franchise, lease, commitment, arrangement, Permit or release that is material to the business of Seller or that is contemplated in this Agreement is required in connection with the transactions contemplated in this Agreement, Seller shall obtain such Consent prior to the Effective Time.

6.8 Preservation of Employment Relations Prior to Effective Time. Seller will use its reasonable best efforts consistent with current employment practices and policies to maintain the services of the officers and employees of Seller through the Effective Time.

6.9 Compliance with Rules. Seller shall comply with the requirements of all applicable Rules, the noncompliance with which would have a Material Adverse Effect.

6.10 Seller Benefit Arrangements. Except as provided in Section 6.16 or otherwise provided herein, Seller Benefit Arrangements will remain in effect until the time provided in Section 9.1(b) for continuing employees to participate in Company Benefit Arrangements. The Parties acknowledge and agree that the survival of Seller Benefit Arrangements after the Effective Date is simply a matter of convenience and such continuation is not intended to create any rights in, or obligations to, any Person in connection with these benefits after the time provided in Section 9.1(b).

6.11 Plan of Bank Merger. As soon as practicable, Seller shall cause Seller Bank to execute the Plan of Bank Merger. Seller shall vote all shares of Seller Bank stock which it owns in favor of the Bank Merger and related matters.

6.12 No Shop. Seller shall not, on or before the earlier of the Effective Time or the date of termination of this Agreement, initiate, solicit or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to any Competing Transaction (as such term is defined below), or negotiate with any Person in furtherance of such inquiries or to obtain a Competing Transaction, or agree to or endorse any Competing Transaction, or authorize any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or any other representative retained by it or any of its Affiliates to take any such action, and Seller shall promptly notify Company (orally and in writing) of all of the relevant details relating to all inquiries and proposals which they may receive relating to any of such matters. For purposes of this Agreement, “Competing Transaction” shall mean any of the following involving Seller: any merger, consolidation, share exchange or other business combination; a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets representing twenty-five percent (25%) or more of the assets of Seller; a sale of shares of capital stock (or securities convertible or exchangeable into or otherwise evidencing, or any agreement or instrument evidencing, the right to acquire capital stock) or other Equity Security, representing twenty-five percent (25%) or more of the voting power of Seller; a tender offer or exchange offer for at least twenty-five percent (25%) of the outstanding shares of Seller Stock; a solicitation of proxies in opposition to approval of the Merger by Seller stockholders; or a public announcement by another Person (besides the Company) of an unsolicited bona fide proposal, plan, or intention to do any of the foregoing. Notwithstanding any other provision in this Section 6.12 or elsewhere in this Agreement, nothing shall prevent Seller from (i) engaging in any discussions or negotiations with, or providing any information to, any Person in response to an unsolicited bona fide written proposal concerning a Competing Transaction by such Person or (ii) recommending such an unsolicited bona fide written proposal concerning a Competing Transaction to the holders of Seller Stock if and only if, prior to participating in any of the foregoing, (A) the board of directors of Seller concludes in good faith that the Competing Transaction is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal, and, if consummated, would result in a transaction more favorable to holders of Seller Stock from a financial point of view than the transaction contemplated by this Agreement; (B) the board of directors of Seller determines in good faith, taking into consideration the written advice of outside counsel, that participating in any such action is necessary or advisable for it to act in a manner not inconsistent with its fiduciary duties under applicable law; and (C) at least 48 hours prior to providing any information or data to any Person or entering into discussion or negotiations with any Person, the board of directors of Seller notifies Company of such inquiries, proposals or offers received by, any information requested from, or any such discussion or negotiations sought to be initiated or continued with Seller and thereafter shall keep Company informed, on a current basis, of the status and terms of any such proposals or offers and the status of any discussions or negotiations.

6.13 Affiliates. Within thirty (30) days of the execution of this Agreement, (a) Seller shall deliver to Company a letter identifying all persons who are then “affiliates” of Seller for purposes of Rule 145 under the Securities Act and (b) Seller shall advise the persons identified in such letter of the resale restrictions imposed by applicable securities laws and shall use reasonable efforts to obtain from each person identified in such letter a written agreement substantially in the form attached hereto as Exhibit E. Seller shall use reasonable efforts to obtain from any person who becomes an affiliate of Seller after Seller’s delivery of the letter referred to above, and on or prior to the date of the Seller Stockholders’ Meeting to approve this Agreement, a written agreement substantially in the form attached as Exhibit E hereto as soon as practicable after obtaining such status.

6.14 Access to Operations. Within thirty (30) Business Days prior to the Effective Day, Seller shall afford to Company and its authorized agents and representatives, access, during normal business hours, to the operations, books, and other information relating to Seller for the sole purpose of assuring an orderly transition of operations, including any data processing conversion, in the Merger. Company shall give reasonable notice for access to Seller, and the date and time of such access will then be mutually agreed to by Company and Seller. Company’s access shall be conducted in a manner which does not unreasonably interfere with Seller’s normal operations, customers and employee relations and which does not interfere with the ability of Seller to consummate the transactions contemplated by this Agreement.

6.15 Access to Employees. Company shall have the right, but not the obligation, within thirty (30) Business Days prior to the Effective Day, to provide training to employees of Seller who will become employees of Company. Such training shall be at the expense of Company and shall be conducted during normal business hours, or, if the foregoing is not possible, after business hours at a location reasonably requested by Company. At the request of Company, Company shall compensate employees, in accordance with Seller’s customary policies and practices, for the employee’s time being trained by Company. Seller shall cooperate with Company to make such employees available for such training prior to Closing. Training shall not exceed 40 hours per employee. All travel and other reimbursable expense incurred by the employee for training are Company’s responsibility. Nothing in this Section is intended, nor shall it be construed, to confer any rights or benefits upon any persons other than Company or Seller.

6.16 Stock Options. Prior to the Effective Time, Seller shall (a) use its best efforts to cause each holder of Seller Stock Options, as listed in its Disclosure Letter, who has not exercised their option and who will not receive a substitute stock option pursuant to Section 9.2, to enter into an agreement providing for the cancellation and termination of any unexercised options prior to the Effective Time in exchange for the consideration set forth in Section 2.8 and (b) take all actions necessary to terminate the Seller Stock Option Plan, such termination to be effective at the Effective Time. Each holder of such canceled Seller Stock Option shall acknowledge that upon payment of such amount set forth in Section 2.8, no further liability shall accrue to Seller or any successor thereto.

ARTICLE 7

FURTHER COVENANTS OF COMPANY AND SELLER

7.1 Stockholder Meetings; S-4 and Proxy Statement.

(a) Seller will promptly take action necessary in accordance with applicable law and its Charter Documents to convene a meeting of its stockholders (the “Seller Stockholders’ Meeting”) to be held as soon as practicable, for the purpose of voting on this Agreement and the Merger. In connection with the Seller Stockholders’ Meeting, (i) the board of directors of Seller shall, subject to the Board’s fiduciary duties, recommend stockholder approval of the Merger, this Agreement and related matters; and (ii) Seller shall use its reasonable best efforts to obtain such stockholder approval by the largest possible percentage. The board of directors of Seller shall not, in a manner adverse to Company, (x) withdraw, modify or qualify, or propose to withdraw, modify or qualify, such recommendation, (y) take any action or make any statement in connection with the Seller Stockholders’ Meeting inconsistent with such recommendation or (z) recommend any Competing Transaction (as defined in Section 6.12) (any action referred to in clause (x), (y) or (z) being a “Change in Recommendation”). Notwithstanding the foregoing, the board of directors of Seller shall be permitted to take the actions described in clauses (x) through (z) above if Seller has complied in all material respects with Section 6.12.

(b) Company will promptly take action necessary in accordance with applicable law and its Charter Documents to convene a meeting of its stockholders (the “Company Stockholders’ Meeting”) to be held as soon as practicable, for the purpose of voting on this Agreement and the Merger. In connection with the Company Stockholders’ Meeting, (i) the board of directors of Company shall, subject to the Board’s fiduciary duties, recommend stockholder approval of the Merger, this Agreement and related matters; and (ii) Company shall use its reasonable best efforts to obtain such stockholder approval by the largest possible percentage.

(c) As promptly as practicable, Company and Seller shall cooperate with each other and exercise their best efforts to prepare and file with the SEC the S-4, in which the Proxy Statement will be included as a prospectus. The Parties hereto agree to provide the information necessary for inclusion in the Proxy Statement and S-4 and further agree that the information provided by each Party shall be the sole responsibility of that Party. Each of the parties will use its respective best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after it is filed. Company shall pay all third party costs (except Seller’s legal and accounting fees) associated with the preparation and filing of the S-4, including the filing fees with the SEC and Blue Sky regulators as well as the costs of printing and mailing the Proxy Statement. At the time the S-4 becomes effective, the S-4 will comply in all material respects with the provisions of the Securities Act and the published rules and regulations thereunder, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not false or misleading, and at the time of mailing thereof to the Seller’s stockholders, at the time of the Seller Stockholders’ Meeting and at the Effective Time, the prospectus included as part of the S-4, as amended or supplemented by any amendment or supplement filed by Company, will not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not false or misleading.

(d) After the date of the filing of the S-4 with the SEC, each of the Parties agrees promptly to notify the other of and to correct any information furnished by such Party that shall have become false or misleading in any material respect and to cooperate with the other to take all steps necessary to file with the SEC and have declared effective or cleared by the SEC any amendment or supplement to the S-4 so as to correct such information and to cause the Proxy Statement as so corrected to be disseminated to the stockholders of Seller and Company to the extent required by applicable Rules. All documents that the Parties file with the SEC or any other Governmental Entity in connection with this Agreement will comply as to form in all material respects with the provisions of applicable Rules.

(e) Company shall take all required action with appropriate Governmental Entities under state securities or blue sky laws in connection with the issuance of Company Stock pursuant to this Agreement.

7.2 Filings. Each of the Parties agree that through the Effective Time, each of its reports, registration statements and other filings required to be filed with any applicable Governmental Entity will comply in all material respects with the applicable Rules enforced or promulgated by the Governmental Entity with which it will be filed and none will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statement contained in any such report, registration statement or other filing that is intended to represent the financial position of the entities or entity to which it relates will fairly present the financial position of such entities or entity and will be prepared in accordance with GAAP consistently applied during the periods involved.

7.3 Applications. No later than thirty (30) days following the execution of this Agreement, Company will promptly prepare and file, or cause to be prepared and filed, any applications or notices to bank regulatory agencies (not including the SEC) necessary to consummate the transactions contemplated hereby. Company shall afford Seller a reasonable opportunity to review all such applications and all amendments and supplements thereto before the filing thereof as well as all correspondence and comment letters relating to such applications. The Parties covenant and agree that the S-4 and the Proxy Statement and all applications to the appropriate Governmental Entities for approval or Consent to the transactions contemplated hereby, with respect to information relating to it, will comply in all material respects with the provisions of applicable law. Company will use its best efforts to obtain all required regulatory approvals or Consents and Seller shall cooperate with Company and Bank in such efforts.

7.4 Further Assurances. Company and Seller agree that from time to time, whether before, at or after the Effective Time, they will execute and deliver such further instruments of conveyance and transfer and to take such other action as may be reasonable or necessary to consummate the Merger and the transactions contemplated in this Agreement. Company and Seller agree to take such further action as may reasonably be requested to facilitate consummation of the transactions contemplated in this Agreement and that are not inconsistent with the other provisions of this Agreement.

7.5 Listing of Company Stock. Company shall take all reasonable steps to have the shares of Company Stock to be issued in the Merger listed on the Nasdaq National Market as of the Effective Date or as soon thereafter as is practicable.

7.6 Establishment of Accruals. If requested by Company, on the business day immediately prior to the Effective Time, Seller shall, consistent with GAAP, establish such additional accruals and reserves as may be necessary to conform its accounting and credit loss reserve practices and methods to those of Company (as such practices and methods are to be applied to Seller from and after the Effective Time) and reflect Company’s plans with respect to the conduct of Seller’s business following the Merger and to provide for the costs and expenses relating to the consummation by Seller of the transactions contemplated by this Agreement. The establishment of such accrual and reserves shall not, in and of itself, constitute a breach of any representation or warranty of Seller contained in the Agreement or be deemed to have a Material Adverse Effect.

ARTICLE 8

CONDITIONS TO THE PARTIES’ OBLIGATIONS TO CLOSE

8.1 Conditions to Each Party’s Obligations to Close. The respective obligations of Company and Seller to consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a) The Agreement and the transactions contemplated hereby shall have received all requisite approvals of the stockholders of Seller and of Company.

(b) No judgment, decree, injunction, order or proceeding shall be outstanding or threatened by any Governmental Entity which prohibits or restricts the effectuation of, or threatens to invalidate or set aside, either the Merger or the Bank Merger substantially in the forms contemplated by this Agreement, unless counsel to the Party against whom such action or proceeding was instituted or threatened renders to the other Parties hereto a favorable opinion that such judgment, decree, injunction, order or proceeding is without merit.

(c) On or before February 28, 2007, (i) the Parties shall have received any required Consent from the FRB, the DFI and, at or prior to the Effective Time, this Agreement and the transactions contemplated hereby shall have been approved by any other Governmental Entity whose Consent is required for consummation of the transactions contemplated in this Agreement and in each case either unconditionally or without the imposition of conditions or limitations that are applicable to any Party or would become applicable to Company or the Surviving Company after the Merger that Company reasonably and in good faith concludes would a Material Adverse Effect on any Party or otherwise would be materially burdensome to any Party and all such Consents shall be in effect at the Effective Time, which Consents shall permit the Merger and Bank Merger and permit the Surviving Company to acquire and conduct all direct and indirect activities as previously conducted by Seller, at or prior to the Effective Time, and all required waiting periods shall have expired.

(d) No Rule shall be outstanding or threatened by any Governmental Entity which prohibits or materially restricts the consummation of, or threatens to invalidate or set aside, either the Merger or the Bank Merger substantially in the forms contemplated by this Agreement or which would not permit the businesses presently carried on by Seller and Company to continue materially unimpaired following the Effective Time, unless counsel to the Party or Parties against whom such action or proceeding was instituted or threatened renders to the other Party or Parties hereto a favorable opinion that such Rule is without merit and counsel to the other Party concurs with such opinion.

(e) All Third Party Consents necessary to permit the Parties to consummate the transactions contemplated in the Agreement shall have been obtained prior to the Effective Time, unless the failure to obtain any such Third Party Consent would not have a Material Adverse Effect.

(f) The S-4 shall have been declared effective by the SEC and shall not be the subject of any stop order or proceedings seeking or threatening a stop order. Company shall have received all state securities or “Blue Sky” permits and other authorizations necessary to issue the Company Stock to consummate the Merger.

(g) Seller and Company shall have received from Santoro, Driggs, Walch, Kearney, Johnson & Thompson an opinion reasonably satisfactory to each of them to the effect that neither the Merger nor the Bank Merger shall result in the recognition of gain or loss for federal income tax purposes to Seller, Company, Company Bank or Seller Bank, nor shall the issuance of Company Stock result in the recognition of gain or loss by the holders of Seller Stock who receive such stock in connection with the Merger, and that such holders will be entitled to carryover the basis of their Seller Stock and tack holding periods relating thereto. Such opinion shall be dated prior to the date the Proxy Statement is first mailed to the stockholders of Seller and Company and such opinion shall not have been withdrawn or modified in any material respect.

8.2 Additional Conditions to Obligations of Company to Close. The obligations of Company to consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a) All actions necessary to authorize the execution, delivery and performance of this Agreement, the consummation of the Merger, and the consummation of the transactions contemplated by this Agreement shall have been duly and validly taken by the board of directors and stockholders of Seller.

(b) The representations and warranties of Seller contained in Article 4 of this Agreement shall have been true and correct (i) on the date of this Agreement; and (ii) at and as of the Effective Time as though all such representations and warranties had been made on and as of the Effective Time, except with respect to representations and warranties that, by their terms, speak as of a different time; and Company shall have received a certificate to that effect dated the Effective Time and executed on behalf of Seller by its chief executive officer and chief financial officer. For purposes of this paragraph, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be true and correct in all material respects, either individually or in the aggregate, and without giving effect to any materiality, material adverse effect or similar qualifications set forth in such representations and warranties, will have or would reasonably be expected to have a Material Adverse Effect or prevent, materially delay or materially impair the ability of Seller to consummate the transactions contemplated by this Agreement.

(c) Each of the covenants and agreements of Seller contained in this Agreement to be performed at or before the Effective Time shall have been so performed in all material respects; and Company shall have received a certificate to that effect dated the Effective Time and executed by the chief executive officer and chief financial officer of Seller.

(d) During the period from the date of this Agreement to the Effective Time, no event shall have occurred or circumstance arisen that, individually or taken together with all other facts, circumstances or events, has had or could reasonably be expected to have a Seller Material Adverse Effect, whether or not such event, change or effect is reflected in Seller’s Disclosure Letter to this Agreement, as amended or supplemented, after the date of this Agreement; and Company shall have received a certificate to that effect dated the Effective Time and signed by the chief executive officer and chief financial officer of Seller.

(e) Concurrently with the execution of this Agreement, Company shall have received executed versions of Directors’ Agreements and Voting Agreements from the persons identified in Section 2.6.

(f) Within 30 days of the execution of this Agreement, Company shall have received from each person named in the letter or otherwise referred to in Section 6.13 of this Agreement an executed copy of Exhibit E.

(g) Company shall have received satisfactory evidence that the Seller Stock Option Plan has been treated as provided in Section 6.16 of this Agreement.

(h) Company shall have received the written resignation of each director of Seller dated as of the Effective Date.

(i) Company and Barry Hulin, President and Chief Executive Officer of Seller shall have entered into a mutually acceptable employment agreement substantially in the form attached hereto as Exhibit F.

(j) [Intentionally Left Blank]

(k) Based upon the final bills or estimates of such final bills, Seller shall have paid all Professional Fees in full prior to the Effective Time, and Company shall have received written evidence from Seller to such effect prior to the Effective Time; provided, that the aggregate amount of such Professional Fees shall in no event exceed $1,750,000 (exclusive of reasonable costs incurred or advanced by its advisors). In no event, shall Company be liable for any such Professional Fees or for any amounts payable to Seller’s advisors. “Professional Fees” means all fees and expenses of all attorneys, accountants, investment bankers and other advisors and agents for the Seller for services rendered in connection with the transactions contemplated by this Agreement.

8.3 Additional Conditions to Obligations of Seller to Close. The obligations of Seller to consummate the Merger and the other transactions contemplated herein are subject to the satisfaction or waiver, at or prior to the Effective Time, of each of the following conditions:

(a) All actions necessary to authorize the execution, delivery and performance of this Agreement, consummation of the Merger and the consummation of the transactions contemplated by this Agreement shall have been duly and validly taken by the respective boards of directors and stockholders of Company.

(b) The representations and warranties of Company contained in Article 3 of this Agreement shall be true and correct (i) on the date of this Agreement; and (ii) at and as of the Effective Time as though all such representations and warranties had been made at and as of such time, except with respect to representations and warranties that, by their terms, speak as of a different time; and Seller shall have received a certificate to that effect dated the Effective Time and executed on behalf of Company by its chief executive officer and chief financial officer. For purposes of this paragraph, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be true and correct in all material respects, either individually or in the aggregate, and without giving effect to any materiality, material adverse effect or similar qualifications set forth in such representations and warranties, will have or would reasonably be expected to have a Material Adverse Effect or prevent, materially delay or materially impair the ability of Company to consummate the transactions contemplated by this Agreement.

(c) The covenants and agreements of Company to be performed at or before the Effective Time shall have been duly performed in all material respects; and Seller shall have received one or more certificates to that effect dated the Effective Time and executed by the chief executive officer and chief financial officer of Company.

(d) During the period from the date of this Agreement to the Effective Time, no event shall have occurred or circumstance arisen that, individually or taken together with all other facts, circumstances or events, has had or could reasonably be expected to have a Company Material Adverse Effect, whether or not such event, change or effect is reflected in Company’s Disclosure Letters to this Agreement, as amended or supplemented, after the date of this Agreement; and Seller shall have received a certificate to that effect dated the Effective Time and signed by the chief executive officer and chief financial officer of Company.

ARTICLE 9

EMPLOYEE BENEFITS

9.1 Employee Benefits.

(a) Following the Effective Time, certain employees of Seller will have the opportunity to continue their at-will employment with Company Bank if and to the extent that mutually suitable job opportunities are available with Company Bank at the former offices of Seller Bank or another office of Company Bank. Company will cause to be made offers of employment to such employees as soon as practicable after the execution of this Agreement; provided, however, that nothing herein contained shall be deemed to change any employee’s at-will status nor to create a contract of employment with any such employee.

(b) Upon the later to occur of (i) December 31, 2006 or (ii) as soon as possible after the Effective Time, Company shall make available to all continuing employees of Seller an opportunity to participate in the Company Benefit Arrangements on the same basis as other similarly situated employees of Company or Company Bank. Except in connection with equity compensation plans, each of these employees will be credited for eligibility, participation and vesting purposes (provided that no more than the maximum days of sick leave provided in the Company’ sick leave program may be carried over), with such employee’s respective years of past service with Seller (or other prior service so credited by Seller) as though they had been employees of Company.

(c) After the Closing, Company expects to convert or merge Seller’s 401(k) plan into or with another tax-qualified plan, such as the Company’s 401(k) plan, in a manner that will not cause adverse tax consequences for Seller’s participants.

(d) Notwithstanding anything to the contrary contained herein, (i) the annual bonus for Seller’s President and Chief Executive Officer shall be calculated as of September 30, 2006, consistent with Seller’s past practice (i.e. based on core earnings and without deduction for any Professional Fees or additional expenses incurred in connection with the merger) and shall be paid on October 15, 2006, and (ii) Seller may continue to accrue amounts in its employee bonus plan consistent with Seller’s past practice, and bonuses payable under such plan shall be paid on the earlier of Closing or December 15, 2006, to such employees and in such proportions as are consistent with Seller’s past practice.

9.2 Substitute Stock Options. Company shall grant, as of the Effective Time, substitute stock options to each of those Seller employees who will continue their employ with Company Bank and who has at the Effective Time an outstanding Seller Stock Option and who has not elected to receive cash or stock pursuant to Section 2.8. Each substitute stock option so granted by Company to replace a Seller Stock Option shall be 100% vested and shall be exercisable for that number of whole shares of Company Stock equal to the product of (A) the number of shares of Seller Stock that were purchasable under such Seller Stock Option immediately prior to the Effective Time multiplied by (B) the Exchange Ratio, rounded down to the nearest whole number of shares of Company Stock. Further, each substitute stock option so granted by Company to replace a Seller Stock Option shall provide for a per share exercise price which shall be equal to the quotient determined by dividing (A) the exercise price per share of Seller Stock at which such Seller Stock Option was exercisable immediately prior to the Effective Time by (B) the Exchange Ratio. Each substitute option shall have a duration equal to the remaining duration of the Seller Stock Option for which it is substituted. Any substitute option granted by the Company to replace a Seller Stock Option which is an incentive stock option will, to the extent legally permissible, be an incentive stock option. Company Stock issued pursuant to substitute options shall have been registered under the Securities Act; provided, however, the Company shall be under no obligation to file a registration statement under the Securities Act to cover resales by affiliates.

ARTICLE 10

TERMINATION OF AGREEMENT; WAIVER OF CONDITIONS

10.1 Termination of Agreement. Anything herein to the contrary notwithstanding, this Agreement and the transactions contemplated hereby including the Merger may be terminated at any time before the Effective Time, whether before or after approval by the stockholders of Seller as follows, and in no other manner:

(a) By mutual Consent of Company and Seller;

(b) By Company or Seller, (i) if any conditions set forth in Section 8.1 shall not have been met by February 28, 2007, or (ii) upon the expiration of 20 Business Days after any Governmental Entity denies or refuses to grant any approval, Consent or authorization required to be obtained in order to consummate the transaction contemplated by this Agreement unless, within said 20 Business Day period after such denial or refusal, the Parties hereto agree to resubmit the application to the Governmental Entity that has denied, or refused to grant the approval, Consent or authorization requested;

(c) By Company, if any conditions set forth in Section 8.2 shall not have been met, or by Seller, if any conditions set forth in Section 8.3 shall not have been met, by February 28, 2007, or such earlier time as it becomes apparent that such condition cannot be met;

(d) By Company, if Seller should (i) materially breach any of its representations or warranties contained herein or (ii) materially default in the observance or in the due and timely performance of any of its covenants and agreements herein contained, and in either case, such breach and/or default shall not have been fully cured within 20 Business Days from the date of delivery of written notice specifying the alleged breach and/or default;

(e) By Seller, if Company should (i) materially breach any of its representation or warranties contained herein or (ii) materially default in the observance or in the due and timely performance of any of their covenants and agreements herein contained, and in either case, such breach and/or default shall not have been fully cured within 20 Business Days from the date of delivery of written notice specifying the alleged breach and/or default;

(f) By Company, if the stockholders of Seller fail to approve this Agreement and the Merger by the requisite vote at the Seller Stockholders’ Meeting, or by Seller, if the stockholders of Company fail to approve this Agreement and the Merger by the requisite vote at the Company Stockholders’ Meeting; or

(g) By Seller, if (1) there has been a Significant Decline in the price of Company Stock, measured by the Average Closing Price, (2) such decline is not Proportionate Relative to the Nasdaq Bank Index (the “Index”), (3) Seller delivers written notice to Company of its intention to terminate this Agreement within two (2) Business Days after the end of the Company Measuring Period (a “Termination Notice”) and (4) Company does not elect to pursue a Decline Adjustment as set forth below; provided, however, that, if Company effects a stock dividend, reclassification, recapitalization, stock split, combination, exchange of shares or similar transaction after the date hereof and prior to the date on which the Average Closing Price is determined, the provisions of this Section shall be appropriately adjusted so that such event does not in and of itself trigger a termination right on behalf of Seller. For purposes hereof, the following terms have the following meanings: “Final Index” shall mean the average of the closing prices of the Index for the twenty trading-day Company Measuring Period, a “Significant Decline” shall be deemed to have occurred if the Average Closing Price is less than the product of (i) the Company Initial Price and (ii) .825, which is referred to as the “Minimum Adjustment Price”, and a decrease is not “Proportionate Relative to the Index” if the quotient obtained by dividing the Average Closing Price by the Company Initial Price is less than the quotient obtained by dividing the Final Index by the Initial Index and subtracting 0.175 from the quotient. Notwithstanding any decrease in the price of Company Stock, as set forth in this Section, Seller shall not be entitled to terminate this Agreement pursuant to this Section if Company elects, no later than the close of business on the next succeeding Business Day after the receipt of a Termination Notice, to fix the Per Share Cash Consideration at $43.13 (a “Decline Adjustment”).

10.2 Effect of Termination. In the event that this Agreement shall be terminated pursuant to Section 10.1 hereof, all further obligations of the Parties hereto under this Agreement shall terminate without further liability of any Party to another; provided, however, that no termination of this Agreement under Section 10.1 for any reason or in any manner shall release, or be construed as so releasing, any Party from its obligations under Sections 11.1, 11.9 or 11.10, hereof and notwithstanding the foregoing if such termination shall result from the willful failure of a Party to fulfill a condition to the performance of the obligations of any other Party or to perform a covenant of such Party in this Agreement, such Party shall, subject to the provision of Section 11.1, be fully liable for any and all damages, costs and expenses (including, but not limited to, reasonable attorneys’ fees sustained or incurred by the other Party in connection with negotiating and implementing the transactions contemplated in this Agreement).

10.3 Waiver of Conditions. If any of the conditions specified in Section 8.2 have not been satisfied, Company may nevertheless, at its election, proceed with the transactions contemplated in this Agreement. If any of the conditions specified in Section 8.3 have not been satisfied, Seller may nevertheless, at its election, proceed with the transactions contemplated in this Agreement. If any Party elects to proceed pursuant to the provisions hereof, the conditions that are unsatisfied immediately prior to the Effective Time shall be deemed to be satisfied, as evidence by a certificate delivered by the electing Party.

ARTICLE 11

GENERAL

11.1 Expenses/Termination Expenses.

(a) Seller hereby agrees that if this Agreement is terminated by Company pursuant to Section 10.1(d), Seller shall promptly, and in any event within seven (7) Business Days after such termination, pay Company $500,000.

(b) Company hereby agrees that if this Agreement is terminated by Seller pursuant to Section 10.1(e), Company shall promptly, and in any event within seven (7) Business Days after such termination, pay Seller $500,000.

(c) Seller hereby agrees that if (i) (X) the board of directors of Seller fails to recommend approval of this Agreement and the Merger to the stockholders of Seller or effects a Change in Recommendation, and this Agreement and the Merger are not approved by the stockholders of Seller by the requisite vote at the Seller Stockholders’ Meeting, or (Y) a Competing Transaction is proposed between the date hereof and the time of the Seller Stockholders’ Meeting and the stockholders of Seller fail to approve this Agreement and the Merger under circumstances where the board of directors of Seller continuously maintained its favorable recommendation of this Agreement and the Merger, or (Z) this Agreement is terminated after a Competing Transaction is proposed and (ii) after the occurrence of (X), (Y) or (Z), either a definitive agreement relating to a Competing Transaction is executed by Seller, or a Competing Transaction is consummated, within 12 months after the termination of this Agreement, then, upon the earlier to happen of the entering into of a definitive agreement for a Competing Transaction or of the consummating of the Competing Transaction, Seller shall promptly (and in no event later than two (2) Business days) pay Company a termination fee of $4,000,000, representing liquidated damages, payable by wire transfer of immediately available funds to an account specified by Company. Any payment made by Seller pursuant to Section 11.1(a) shall be credited against the amount due by Seller under this sub-section.

(d) The amounts set forth in Section 11.1(a), (b) and (c) are in the nature of liquidated damages and do not constitute a penalty. The Parties agree that it would be impracticable or extremely difficult to fix actual damages and the amounts set forth in Section 11.1(a), (b) and (c) are reasonably intended to compensate for expenses incurred in connection with the negotiation of this Agreement and any lost opportunity resulting from the pendency of the transactions contemplated by this Agreement. Upon payment of an amount by a Party pursuant to Section 11.1(a), (b) and (c), the other Party waives any and all rights to any payments, damages, amounts, costs, fees or other expenses, and agrees that it shall not bring any action, suit or proceeding of any kind to recover any amounts in connection with any breach of this Agreement. If any Party fails to promptly pay the other Party any amounts due under Section 11.1 within the time period specified therein, the defaulting Party shall pay all costs and expenses (including attorneys’ fees) incurred by the other Party from the date such amounts were required to be paid in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on the amount of any such unpaid amounts at the publicly announced prime rate of interest printed in The Wall Street Journal on the date such payment was required to be made.

(e) Except as otherwise provided herein and in Section 7.1, all expenses incurred by Company or Seller in connection with or related to the authorization, preparation and execution of this Agreement, the solicitation of stockholder approvals and all other matters related to the closing of the transactions contemplated hereby, including, without limitation of the generality of the foregoing, all fees and expenses of agents, representatives, counsel, and accountants employed by either of the Parties or its affiliates, shall be borne solely and entirely by the Party which has incurred the same.

11.2 Amendments. To the fullest extent permitted by law, this Agreement may be amended by agreement in writing of the Parties hereto at any time prior to the Effective Time, whether before or after approval of this Agreement by the stockholders of Seller.

11.3 Disclosure Letter; Exhibits; Integration. Each Disclosure Letter and exhibit delivered pursuant to this Agreement shall be in writing and shall constitute a part of the Agreement, although Disclosure Letters need not be attached to each copy of this Agreement. This Agreement, together with such Disclosure Letters, and exhibits constitute the entire agreement between the Parties pertaining to the subject matter hereof and supersedes all prior agreements and understanding of the Parties in connection therewith.

11.4 Best Efforts. Subject to the terms and conditions of this Agreement, each of the Parties agrees to cooperate with the other and use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable on its part under this Agreement or under applicable Rule to consummate and make effective the Merger, the Bank Merger and the other transactions contemplated hereby as promptly as practicable, including the satisfaction of the conditions set forth in Article 8 hereof.

11.5 Governing Law. This Agreement and the legal relations between the Parties shall be governed by and construed in accordance with the laws of Nevada except to the extent that the provisions of federal law are mandatorily applicable. The Parties hereby irrevocably submit to the jurisdiction of the courts of the State of Nevada and the federal courts of the United States of America located in the State of Nevada solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby and thereby, and hereby waive, and agree to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such documents, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the Parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such Nevada state or federal court. The Parties hereby consent to and grant any such court jurisdiction over the person of such Parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 11.12 or in such other manner as may be permitted by law, shall be valid and sufficient service thereof.

11.6 No Assignment. Neither this Agreement nor any rights, duties or obligations hereunder shall be assignable by Company or Seller, in whole or in part, without the prior written Consent of the other Party. Any attempted assignment in violation of this prohibition shall be null and void. Subject to the foregoing, all of the terms and provisions hereof shall be binding upon, and inure to the benefit of, the successors and assigns of the Parties hereto.

11.7 Headings. The descriptive headings contained in this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

11.8 Counterparts. This Agreement and any exhibit hereto may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each Party hereto and delivered to each Party hereto.

11.9 Publicity and Reports. Company and Seller shall coordinate all publicity relating to the transactions contemplated by this Agreement and no Party shall issue any press release, publicity statement or other public notice relating to this Agreement or any of the transactions contemplated hereby without obtaining the prior Consent of the other Party, except to the extent that legal counsel to any Party shall deliver a written opinion to the other Party to the effect that a particular action is required by applicable Rules.

11.10 Confidentiality. All Confidential Information disclosed heretofore or hereafter by any Party to this Agreement to any other Party to this Agreement shall be kept confidential by such other Party and shall not be used by such other Party otherwise than as herein contemplated, except to the extent that (a) it is necessary or appropriate to disclose to the DFI, the FRB, the SEC or any other Governmental Entity having jurisdiction over any of the Parties or as may be otherwise be required by Rule (any disclosure of Confidential Information to a Governmental Entity shall be accompanied by a request that such Governmental Entity preserve the confidentiality of such Confidential Information); or (b) to the extent such duty as to confidentiality is waived by the other Party. Such obligation as to confidentiality and non-use shall survive the termination of this Agreement pursuant to Article 10. In the event of such termination and on request of another Party, each Party shall use all reasonable efforts to (1) return to the other Parties all documents (and reproductions thereof) received from such other Parties that contain Confidential Information (and, in the case of reproductions, all such reproductions made by the receiving Party); and (2) destroy the originals and all copies of any analyses, computations, studies or other documents prepared for the internal use of such Party that included Confidential Information.

11.11 Specific Performance. Notwithstanding the provisions of Section 11.1 concerning liquidated damages, Seller and Company each acknowledge that, in view of the uniqueness of their respective businesses and the transactions contemplated in this Agreement, each Party would not have an adequate remedy at law for money damages in the event that this Agreement has not been performed in accordance with its terms, and therefore each Party agrees that the other shall be entitled to specific enforcement of the terms hereof in addition to any other remedy to which it may be entitled, at law or in equity.

11.12 Notices. Any notice or communication required or permitted hereunder, including, without limitation, supplemental Disclosure Letters shall be deemed to have been given if in writing and (a) delivered in person, (b) telexed, or (c) telecopied (provided that any notice given pursuant to clauses (b) and (c) is also mailed by certified or registered mail, postage prepaid), as follows:

If to Company, addressed to:

Edward M. Jamison

President & CEO

Community Bancorp

400 S. Fourth St., Suite 215

Las Vegas, NV 89101

Fax No. (702) 947-3502

With a copy addressed to:

John F. Stuart, Esq.

Reitner, Stuart & Moore

1319 Marsh Street

San Luis Obispo, CA 93401

Fax No. (805) 545-8599

If to Seller, addressed to:

Barry L. Hulin

President & CEO

Valley Bancorp

1300 S. Jones Blvd.

Las Vegas, NV 89146

Fax No. (702) 870-6419

With a copy addressed to:

Stephen M. Klein, Esq.

Graham & Dunn, PC

Pier 70 2801 Alaskan Way ~ Suite 300

Seattle, Washington 98121-1128

Fax No. (206) 340-9599

or at such other address and to the attention of such other Person as a Party may notice to the others in accordance with this Section 11.12.

11.13 Knowledge. Whenever any statement herein or in any Disclosure Letter, certificate or other document delivered to any Party pursuant to this Agreement is made “to the knowledge” or “to the best knowledge” of any Party or other Person such Party or other Person shall make such statement only after conducting an investigation reasonable under the circumstances of the subject matter thereof, and each such statement shall constitute a representation that such investigation has been conducted, provided, however, that Seller will be deemed to have “knowledge” of a particular fact or matter if any of the following persons has actual knowledge of such fact or matter or if any such person could reasonably be expected to discover or otherwise become aware of such fact or matter in the course of making a reasonably inquiry into such areas of Seller’s business that are under such individual’s general area of responsibility: Seller’s President and Chief Executive Officer; Seller’s Executive Vice President and Chief Operating Officer; Seller’s Executive Vice President and Chief Financial Officer and Seller’s Chief Lending Officer.

11.14 Severability. If any portion of this Agreement shall be deemed by a court of competent jurisdiction to be unenforceable, the remaining portions shall be valid and enforceable only if, after excluding the portion deemed to be unenforceable, the remaining terms hereof shall provide for the consummation of the transactions contemplated herein in substantially the same manner as originally set forth at the date this Agreement was executed.

11.15 Attorneys’ Fees. In the event any of the parties to this Agreement brings an action or suit against any other party by reason of any breach of any covenant, agreement, representation, warranty or other provision hereof, or any breach of any duty or obligation created hereunder by such other party, the prevailing party, as determined by the court or the body having jurisdiction, shall be entitled to have and recover of and from the losing party, as determined by the court or other party having jurisdiction, all reasonable costs and expenses incurred or sustained by such prevailing party in connection with such prevailing action, including, without limitation, legal fees and court costs (whether or not taxable as such).

11.16 Termination of Representations, Warranties and Covenants. The representations, warranties and covenants of each Party contained herein or in any certificate or other writing delivered by such party pursuant hereto or in connection herewith shall not survive the Effective Time.

WITNESS, the signature of Community Bancorp as of the 28th day of June, 2006, set by its President and Chief Executive Officer and its Secretary, pursuant to a resolution of its board of directors, acting by at least a majority:

By:	/s/ EDWARD M. JAMISON	By:	/s/ CATHY ROBINSON
	Edward M. Jamison President & Chief Executive Officer		Cathy Robinson Secretary

WITNESS, the signature of Valley Bancorp, as of the 28th day of June, 2006, set by its President and Chief Executive Officer and its Secretary, pursuant to a resolution of its board of directors, acting by at least a majority:

By:	/s/ BARRY L. HULIN	By:	/s/ DICK HOLTZCLAW
	Barry L. Hulin President & Chief Executive Officer		Dick Holtzclaw Secretary

APPENDIX B

FAIRNESS OPINION OF

SANDLER O’NEILL + PARTNERS, L.P.

[Letterhead of Sandler O’Neill & Partners, L.P.]

June 28, 2006

Board of Directors

Valley Bancorp

1300 South Jones Blvd.

Las Vegas, NV 89146

Ladies and Gentlemen:

Valley Bancorp (“Valley”) and Community Bancorp (“Community”) have entered into an Agreement to Merge and Plan of Reorganization, dated as of June 28, 2006 (the “Agreement”), pursuant to which Valley will be merged with and into Community, with Community as the surviving entity (the “Merger”). Under the terms of the Agreement, upon consummation of the Merger, each share of Valley common stock, no par value, issued and outstanding immediately prior to the Merger (the “Valley Common Stock”) will be converted into the right to receive, at the election of the holder thereof, (a) cash in the amount of $46.00 per share (the “Per Share Cash Consideration”), without interest or (b) a number of shares of Community common stock, par value $0.001 (the “Community Common Stock”) equal to the Exchange Ratio (the “Stock Election”) and subject to the election and proration procedures set forth in the Agreement which provide generally, among other things, that no more than 25% of the Valley Common Stock will be converted into the Per Share Cash Consideration. The Per Share Cash Consideration will be adjusted depending on the market value of the Community Common Stock as determined by the average of the closing sales prices of the Community Common Stock for the 20 consecutive trading days ending at the close of the third trading day immediately preceding the Effective Date (the “Average Closing Price”). The Exchange Ratio is determined by dividing the Per Share Cash Consideration by the Average Closing Price. Capitalized terms used herein without definition shall have the definition given to such terms in the Agreement. The terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Per Share Cash Consideration to the holders of Valley Common Stock.

Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain publicly available financial statements and other historical financial information of Valley that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Community that we deemed relevant; (iv) consensus earnings per share estimates for Valley for the years ending December 31, 2006 and 2007, as published by First Call and reviewed with senior management of Valley and internal financial projections for the years ending December 31, 2006 through 2008 as provided by senior management of Valley; (v) consensus earnings per share estimates for Community for the years ending December 31, 2006 and 2007, as published by First Call and reviewed with senior management of Community and internal financial projections for the years ended December 31, 2006 through 2009 as provided by senior management of Community; (vi) the pro forma financial impact of the Merger on Community, based on assumptions relating to transaction expenses, purchase accounting adjustments, revenue enhancements and cost savings determined by the senior managements of Valley and Community; (vii) the publicly reported historical price and trading activity for Valley’s and Community’s common stock, including a comparison of certain financial and stock market information for Valley and Community with similar publicly available information for certain other companies the securities of which are publicly traded; (viii) the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available; (ix) the current market environment generally and the banking environment in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of Valley the business, financial condition, results of operations and prospects of Valley and held similar discussions with certain members of senior management of Community regarding the business, financial condition, results of operations and prospects of Community.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Valley and Community or their respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of management of Valley and Community that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Valley and Community or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Valley and Community nor have we reviewed any individual credit files relating to Valley and Community. We have assumed, with your consent, that the respective allowances for loan losses for both Valley and Community are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. With respect to the financial projections for Valley or Community all projections of transaction costs, purchase accounting adjustments, revenue enhancements and expected cost savings prepared by and/or reviewed with the managements of Valley and Community and used by Sandler O’Neill in its analyses, Valley’s and Community’s managements confirmed to us that they reflected the best currently available estimates and judgments of the respective managements of the respective future financial performances of Valley or Community and we assumed that such performances would be achieved. We express no opinion as to such financial projections or the assumptions on which they are based. We have also assumed that there has been no material change in Valley’s and Community’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that Valley and Community will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the agreements are not waived and that the Merger will qualify as a tax-free reorganization for federal income tax purposes. Finally, with your consent, we have relied upon the advice Valley has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of Valley’s and Community’s common stock will be when issued to Valley’s shareholders pursuant to the Agreement or the prices at which Valley’s or Community’s common stock may trade at any time.

We have acted as Valley’s financial advisor in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion. Valley has also agreed to indemnify us against certain liabilities arising out of our engagement. In the past, we have provided certain other investment banking services for Valley, most recently in connection with Valley’s initial public offering and have received compensation for such services.

In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Valley and Community and their affiliates. We may also actively trade the equity or debt securities of Valley and Community or their affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Our opinion is directed to the Board of Directors of Valley in connection with its consideration of the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Per Share Cash Consideration to the holders of Valley Common Stock and does not address the underlying business decision of Valley to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for Valley or the effect of any other transaction in which Valley might engage. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without Sandler O’Neill’s prior written consent.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Per Share Cash Consideration is fair to the holders of Valley Common Stock from a financial point of view.

Very truly yours,

/s/ Sandler O’Neill & Partners, L.P.

APPENDIX C

FAIRNESS OPINION OF

KEEFE, BRUYETTE & WOODS, INC.

[Letterhead of Keefe, Bruyette & Woods]

June 27, 2006

The Board of Directors

Community Bancorp

400 S. 4th Street, Suite 215

Las Vegas, NV 89101

Members of the Board:

You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the shareholders of Community Bancorp (“Acquiror”) of the consideration offered in the proposed merger (the “Merger”) of Valley Bancorp (“Acquiree”) and Acquiror, pursuant to the terms of the Agreement and Plan of Merger, dated as of June 28, 2006, between Acquiree and Acquiror (the “Agreement”). Pursuant to the terms of the Agreement and specifically described in Section 2.3 of the Agreement, at the Effective Time, each outstanding share of Acquiree common stock, will be converted into and exchangeable for the right to receive $46.00 per share in cash, shares of Community Bancorp common stock, or a combination of cash and stock subject to an aggregate consideration mix of 75% stock and 25% cash and subject to adjustment as fully described in the Agreement. Capitalized terms not otherwise defined herein shall have the same meaning attributed to them in the Agreement.

Keefe, Bruyette & Woods, Inc., as part of its investment banking business, is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of the banking enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time purchase securities from, and sell securities to, Acquiree and Acquiror, and as a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of Acquiree and Acquiror for our own account and for the accounts of our customers. To the extent we have any such position as of the date of this opinion it has been disclosed to Acquiror. We have acted exclusively for the Board of Directors of Acquiror in rendering this fairness opinion and will receive a fee from Acquiror for our services.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Acquiree and Acquiror and the Merger, including among other things, the following: (i) the Agreement; (ii) the Annual Reports to Stockholders and regulatory filings for the three years ended December 31, 2005 of Acquiree and Acquiror; (iii) certain interim reports to stockholders and regulatory filings of Acquiree and Acquiror and certain other communications from Acquiree to its stockholders; and (iv) other financial information concerning the businesses and operations of Acquiree furnished to us by Acquiree for purposes of our analysis.

We have also held discussions with senior management of Acquiree regarding the past and current business operations, regulatory relations, financial condition and future prospects of Acquiree and such other matters as we have deemed relevant to our inquiry. In addition, we have compared certain financial information for Acquiree and Acquiror with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry and performed such other studies and analyses as we considered appropriate.

In conducting our review and arriving at our opinion, we have relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not assumed any responsibility for independently verifying the accuracy or completeness of any such information. We have relied upon the management of Acquiree as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefor) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of such management and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such management. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, with your consent, that the aggregate allowances for loan and lease losses for Acquiree is adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals of the property of Acquiree or Acquiror, nor have we examined any individual credit files.

We have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others, the following: (i) the historical and current financial position and results of operations of Acquiree and Acquiror; (ii) the assets and liabilities of Acquiree and Acquiror; and (iii) the nature and terms of certain other merger transactions involving banks and bank holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration in the Merger is fair, from a financial point of view, to shareholders of Acquiror.

Very truly yours,

/s/ Keefe, Bruyette & Woods, Inc.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 20.	Indemnification of Directors and Officers.

The Bylaws of Community Bancorp provide that it will indemnify any individual made a party to a proceeding because the individual is or was a director or officer against liability incurred in the proceeding to the full extent permitted by the Nevada Revised Statutes (“NRS”). As permitted by the NRS, Community Bancorp will indemnify a director or officer if the individual acted in good faith in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

The NRS does not permit indemnification as to any claim, issue or matter as to which such person has been adjudged by a court of competent jurisdiction to be liable to the corporation, or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought determines upon application that in view of all of the circumstance of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Community Bancorp has a Directors’ and Officers’ Liability Insurance Policy that provides coverage sufficiently broad to permit indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933 (the “Act”).

Item 21.	Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit No.	Exhibit
2.1	Agreement to Merge and Plan of Reorganization, dated June 28, 2006—included as Appendix A of the Proxy Statement—Prospectus

3.1	Certificate of Incorporation, as amended, of Community Bancorp[1]

3.1.1	Amendment to Certificate of Incorporation[1]

3.2	Bylaws of Community Bancorp[1]

4.1	Specimen Share Certificate for Common Stock[1]

5.1	Consent of Reitner, Stuart & Moore

8.1	Tax Opinion of Santoro, Driggs, Walch, Kearney, Johnson & Thompson*

10.1	1995 Stock Option and Award Plan[1]

10.2	Form of 1995 Stock Option and Award Plan Option Agreement[1]

10.3	2000 Stock Appreciation Rights Plan[1]

10.4	Lease Agreement, City Centre branch and administrative office lease, dated April 5, 2002, as amended[1]

10.5	Agreement for Information Technology Services between Community Bank of Nevada and Aurum Technology, Inc., dated August 15, 2001, as amended[1]

10.6	Community Bank of Nevada 401(k) Profit Sharing Plan[1]

10.7	Employment Agreement with Edward M. Jamison[1]

10.8	Employment Agreement with Cathy Robinson[1]

10.9	Employment Agreement with Lawrence Scott[1]

10.10	2005 Equity Based Compensation Plan and form award agreements[3]

14.1	Code of Conduct[4]

21.1	The subsidiaries of the registrant are Community Bank of Nevada, a Nevada state-chartered bank, and Community Bancorp (NV) Statutory Trust I, a Connecticut statutory trust

23.1	Consent of Sandler O’Neill + Partners, L.P.

23.2	Consent of Keefe, Bruyette & Woods, Inc.

23.3	Consent of McGladrey & Pullen, LLP

23.4	Consent of McGladrey & Pullen, LLP

23.5	Consent of Santoro, Driggs, Walch, Kearney, Johnson & Thompson (included in Exhibit 8.1)

23.6	Consent of Reitner, Stuart & Moore (included in Exhibit 5.1)

24	Power of Attorney

99.1	Form of Proxy for Community Bancorp

99.2	Form of Proxy for Valley Bancorp

[1]	Included in Community Bancorp’s S-1 Registration Statements and amendments thereto (333-119395), originally filed September 30, 2004, as amended on November 15 and 24, 2004.
[2]	Included in Community Bancorp’s Proxy Statement filed on April 19, 2005
[3]	Included in Community Bancorp’s Registration Statement (No. 333-126602) on form S-8, filed on February 14, 2006.
[4]	Included in Community Bancorp’s form 10-K filed on March 30, 2005.
*	To be filed by amendment.

(b) Financial Statement Schedules

All schedules are omitted because the required information is not applicable or is included in the financial statements of Community Bancorp and the related notes.

(c) Not applicable.

Item 22.	Undertakings.

(a) Undertakings required by Item 512 of Regulation S-K

(1) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2) The undersigned registrant hereby undertakes as follows:

(i) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(ii) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (h)(1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registration pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents, by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that the Registrant meets all of the requirements of filing on Form S-4 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the Las Vegas, State of Nevada on August 17, 2006.

COMMUNITY BANCORP INC.

By:	/S/ EDWARD M. JAMISON
Edward M. Jamison,
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/S/ JACOB BINGHAM JACOB BINGHAM	Vice Chairman	August 17, 2006

/S/ EDWARD M. JAMISON EDWARD M. JAMISON	Chairman, President and Chief Executive Officer	August 17, 2006

/S/ CHARLES R. NORTON CHARLES R. NORTON	Director	August 17, 2006

/S/ CATHY ROBINSON CATHY ROBINSON	Executive Vice President and Chief Financial Officer	August 17, 2006

/S/ LAWRENCE K. SCOTT LAWRENCE K. SCOTT	Director	August 17, 2006

/S/ GARY W. STEWART GARY W. STEWART	Director	August 17, 2006

/S/ RUSSELL C. TAYLOR RUSSELL C. TAYLOR	Director	August 17, 2006

/S/ JACK WOODCOCK JACK WOODCOCK	Director	August 17, 2006

EXHIBIT INDEX

Exhibit No.	Exhibit
2.1	Agreement to Merge and Plan of Reorganization, dated June 28, 2006—included as Appendix A of Proxy Statement—Prospectus

5.1	Consent of Reitner, Stuart & Moore

8.1	Tax Opinion of Santoro, Driggs, Walch, Kearney, Johnson & Thompson*

23.1	Consent of Sandler O’Neill + Partners, L.P.

23.2	Consent of Keefe, Bruyette & Woods, Inc.

23.3	Consent of McGladrey & Pullen, LLP

23.4	Consent of McGladrey & Pullen, LLP

23.5	Consent of Santoro, Driggs, Walch, Kearney, Johnson & Thompson (included in Exhibit 8.1)

23.6	Consent of Reitner, Stuart & Moore (included in Exhibit 5.1)

24	Power of Attorney

99.1	Form of Proxy for Community Bancorp

99.2	Form of Proxy for Valley Bancorp

*	To be filed by amendment.